OMB APPROVAL

OMB Number: 3235-0116

Expires: March 31, 2011

Estimated average burden
hours per response: 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

1.0

Resource Estimate Update

for the

Whistler Gold Copper Deposit

and

Results of Property Wide Exploration

Yentna Mining District, Alaska

Latitude:  61.983°N  Longitude: 152.566°W

Submitted to:

Kiska Metals Corporation

Suite 1350,

650 West Georgia St.

Vancouver, B.C.  V6B 4N9

17 March 2011

Prepared by:

R.J. Morris, M.Sc., P.Geo.

Moose Mountain Technical Services

bobm@moosemmc.com

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

2.0

TABLE OF CONTENTS

1.0

1

2.0

TABLE OF CONTENTS

2

2.1

List of Tables

4

2.2

List of Figures

4

3.0

SUMMARY

6

4.0

INTRODUCTION

12

5.0

RELIANCE ON OTHER EXPERTS

14

6.0

PROPERTY DESCRIPTION AND LOCATION

15

7.0

ACCESSIBLITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY  17

8.0

HISTORY

19

9.0

GEOLOGICAL SETTING

21

9.1

Property Geology

22

10.0

DEPOSIT TYPES

25

11.0

MINERALIZATION

26

11.1

Whistler Deposit

28

11.2

Raintree

33

11.3

Rainmaker

35

11.4

Island Mountain

37

11.5

Muddy Creek

40

12.0

EXPLORATION

43

12.1

Geological Mapping

43

12.2

Airborne Geophysics

43

12.3

Ground Geophysics

44

12.4

Soil and Rock Sampling

45

13.0

DRILLING

48

13.1

Drilling by Cominco Alaska Inc.

48

13.2

Drilling by Kennecott

49

13.3

Drilling by Geoinformatics

49

13.4

Drilling by Kiska

49

13.5

Whistler Deposit

50

13.6

Whistler Area Exploration Drilling

50

13.7

Raintree West

52

13.8

Raintree East

52

13.9

Island Mountain Exploration Drilling

53

14.0

SAMPLING METHOD AND APPROACH

55

15.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

56

16.0

DATA VERIFICATION

61

17.0

ADJACENT PROPERTIES

71

18.0

MINERAL PROCESSING AND METALLURICAL TESTING

72

18.1

Summary of Preliminary Metallurgical Testing, Whistler Deposit

72

18.1.1

Sample Preparation

72

18.1.2

Testing

73

18.1.3

Results from Preliminary Testing

73

18.1.4

Preliminary Conclusions

74

18.2

Summary of Preliminary Metallurgical Testing, Island Mountain Deposit (August 21, 2010)

75

18.2.1

Introduction

75

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

18.2.2

Sample Selection

75

18.2.3

Feed Grade

76

18.2.4

Test Program

76

18.2.5

Metallurgical Results

77

18.2.6

Whole Ore Leach

78

18.2.7

Leaching of Selective Flotation Tails

78

18.2.8

Overall Recoveries

78

18.2.9

Conclusions

79

19.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

80

19.1

Introduction

80

19.2

Assay Data

80

19.3

Compositing

84

19.4

Variography

86

19.5

Block Model Interpolation and Resource Classification

87

19.6

Block Model Validation

87

19.6.1

Comparison of Mean Grades

87

19.6.2

Volume-Variance Correction

88

19.6.3

Swath Plots

89

19.6.4

Visual Validation

93

19.7

Pit Delineated Resource

99

19.8

Comparison with the 2008 Resource Estimate

100

20.0

OTHER RELEVANT DATA AND INFORMATION

101

21.0

INTERPRETATION AND CONCLUSIONS

102

22.0

RECOMMENDATIONS

105

23.0

REFERENCES

109

24.0

DATE AND SIGNATURE PAGE

110

25.0

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES  116

26.0

ILLUSTRATIONS

117

APPENDIX A – Claims List

118

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

2.1

List of Tables

Table 3-1 Summary of Search Parameters for Interpolation and Classification of the Resource

9

Table 3-2 Summary of Pit Delineated Resource, Whistler Deposit

10

Table 12-1 Summary of Exploration on the Whistler Property

43

Table 13-1 Summary of Diamond Drilling on the Whistler Property

48

Table 13-2 Island Mountain Significant Drill Intersections

54

Table 16-1 2010 QA/QC Sampling Program

61

Table 16-2 Summary of Duplicate Samples

64

Table 18-1 Three Stage Cleaning Tests

74

Table 18-2 Summary of Analysis of Composites from IM09-001 and IM09-002

76

Table 18-3 Bulk Flotation Results

77

Table 18-4 Selective Cleaner Flotation

77

Table 18-5 Whole Ore Cyanidation

78

Table 18-6 Cyanidation of Selective Flotation Tailings

78

Table 19-1 Summary Statistics of Assay Data, Mineralized and Non-Mineralized Intervals

82

Table 19-2 Summary Statistics of Assay Data by Domain

84

Table 19-3 Summary Statistics of Composite Data by Domain

84

Table 19-4 Variogram Parameters

86

Table 19-5 Block Model Limits

87

Table 19-6 Search Parameters

87

Table 19-7 Comparison of De-clustered Composite, Kriged, and ID2 Mean Grade Values

88

Table 19-8 Process Recoveries

99

Table 19-9 Economic Inputs

99

Table 19-10 Pit Delineated Resource at Base Case Prices and Costs

100

Table 19-11 Change in LG Pit De-lineated Resource Estimate from SRK 2008 Estimate

100

Table 22-1 Proposed Exploration Budget

108

2.2

List of Figures

Figure 4-1 Location Map

13

Figure 6-1 Tenement Map

16

Figure 9-1 Regional Geology

23

Figure 9-2 Property Geology

24

Figure 11-1 Prospect Areas

27

Figure 11-2 Whistler Gold-Copper Deposit

30

Figure 11-3 Whistler Gold-Copper Sections

31

Figure 11-4 Raintree Prospect Area

34

Figure 11-5 Raintree West Drilling

35

Figure 11-6 Rainmaker Prospect

36

Figure 11-7 Island Mountain Geology and Gold Anomalies

38

Figure 11-8 Island Mountain Drilling

40

Figure 11-9 Muddy Creek Geology and Geochemistry

42

Figure 12-1 Whistler 3D IP Work

45

Figure 12-2 View of the Island Mountain Area

47

Figure 13-1 Whistler Area Drilling

51

Figure 16-1 2007 Blank Samples, Gold

61

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Figure 16-2 2007, Silver Blank Samples

62

Figure 16-3 2007 Blank Samples, Copper

62

Figure 16-4 2008 Blank Samples, Gold

62

Figure 16-5 2008 Blank Samples, Silver

63

Figure 16-6 2008 Blank Samples, Copper

63

Figure 16-7 2010 Blank Samples, Gold

63

Figure 16-8 2010 Blank Samples, Silver

64

Figure 16-9 2010 Blank Samples, Copper

64

Figure 16-10 Duplicate Samples, Gold

65

Figure 16-11 Duplicate Samples, Silver

65

Figure 16-12 Duplicate Samples, Copper

66

Figure 16-13 Standard Sample, OREAS-54Pa, Gold

66

Figure 16-14 Standard Sample, OREAS-54Pa, Copper

67

Figure 16-15 Standard Sample, OREAS-53Pb, Gold

67

Figure 16-16 Standard Sample, OREAS-53Pb, Copper

67

Figure 16-17 Standard Sample, OREAS-52c, Gold

68

Figure 16-18 Standard Sample, OREAS-52c, Copper

68

Figure 19-1 Mineralized Assay Intervals and Domains of the Diorite Solid

81

Figure 19-2 Divide Fault and Domains Modeled from Assay Data Geology

81

Figure 19-3 CPP of Au Assay Data by Domain

83

Figure 19-4 CPP of Cu Assay Data by Domain

83

Figure 19-5 Scatter-plot of Au vs. Cu Grades – Domain 1

85

Figure 19-6 Scatter-plot of Au vs. Cu Grades – Domain 2

85

Figure 19-7 Variogram Model for Au in Domain 1 - Gamma vs. Lag Distance (m)

86

Figure 19-8 Tonnage-Grade Curves for Au – Comparison of Interpolation Methods

88

Figure 19-9 Tonnage-Grade Curves for Cu – Comparison of Interpolation Methods

89

Figure 19-10 Swath Plots of Au Grade

90

Figure 19-11 Swath Plot of Cu Grade

91

Figure 19-12 Swath Plot of Ag Grade

92

Figure 19-13 Section Comparing Au Grades for Block Model and Assay Data

93

Figure 19-14 Section Comparing Cu Grades for Block Model and Assay Data

94

Figure 19-15 Plan Comparing Au Grades for Block Model and Assay Data

95

Figure 19-16 Plan Comparing Cu Grades for Block Model and Assay Data

96

Figure 19-17 Section of the Cu/Au Ratio Indicating Spatial Variability

97

Figure 19-18 Plan of the Cu/Au Ratio Indicating Spatial Variability

98

Figure 22-1 Plan of Au Grade and Drilling at 540m Elevation

105

Figure 22-2 Section of Au Grade and Drilling at 6871110N

106

Figure 22-3 Plan of Average Distance to Composite for Inferred Blocks

107

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

3.0

SUMMARY

The Whistler project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150km northwest of Anchorage.  Moose Mountain Technical Services (MMTS) was commissioned to update the resource estimate for Whistler and to report on the exploration results over the entire property.

The Whistler project comprises 868 State of Alaska mining claims covering an aggregate area of approximately 527km2.  The center of the property is located at 152.566° longitude west and 61.983° latitude north.  The project is located in the drainage of the Skwentna River.  Elevation varies from about 400m above sea level in the valley floors to over 5,000m in the highest peaks resulting in quite a spectacular landscape.  A base camp is established near Rainy Pass, a lodge serviced with a gravel airstrip for wheel-based aircrafts.  The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors.  Although chiefly used for summer field programs the camp is winterized.

The Whistler project is owned by Kiska Metals Corporation (“Kiska”).  Kiska was formed in 2009 by the merger of Geoinformatics Exploration Inc. and Rimfire Minerals Corporation in order to advance exploration on the Whistler property.  The rights to the Whistler property were acquired by Geoinfomatics from Kennecott Exploration (“Kennecott”) in 2007 subject to exploration expenditures totalling a minimum of USD$5.0 million over two years and two underlying agreements.  At this time, Kennecott retained certain back-in rights to acquire up to sixty percent of the project.

The first underlying agreement is a Mineral Lease Agreement between Mr.  Kent Turner and Kennecott dated July 3, 2003 granting to Kennecott and its successors a renewable 30-year lease on twenty-five unpatented State of Alaska Claims containing the Whistler gold-copper deposit.  In consideration of the lease, Kent Turner is entitled to advance annual royalty payments of USD$50,000 at the anniversary of the agreement and deductible against a certain production royalty.  The agreement also provides for minimum annual exploration expenditures USD$100,000 since February 1, 2006.

The second underlying agreement is an earlier agreement between Cominco American Incorporated and Mr.  Kent Turner dated October 1, 1999.  This agreement concerns a 2.0% net profit interest held by Cominco American Incorporated in connection with the Turner Claims.

In June 2009, Geoinformatics and Kennecott defined a legally-binding work program required to trigger Kennecott’s back-in rights over the Whistler property.  The work program called for Geoinformatics to complete defined amounts of geophysics and drilling on several targets within the Whistler project area.  Once the full program was completed, Kennecott would decide on whether to exercise its right to back in or relinquish back-in rights and revert to a royalty.

The program (“Trigger Program”) included:

•

Up to 341 line kilometers of 2D and 3D Induced Polarization geophysics on regional targets.

•

Drilling of a minimum of 20 holes with a minimum depth of 200m per hole, for at least 7000m in aggregate.

The Trigger Program, conducted from July 2009 to July 2010, was supervised by a technical committee comprised of two geoscientists from each of Kiska and Kennecott.  In August of 2010, Kiska delivered a Technical Report to Kennecott summarizing the results of the completed Trigger Program.  In September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the project and hence whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

retained a 2% Net Smelter Royalty on the property.  From this point, Kiska continued to drill and explore the Whistler property for the duration of the 2010 field season, including drilling the Whistler Deposit followed by a new resource estimate, and step-out drilling at the Raintree West and Island Mountain Breccia Zone prospects.

Mineral exploration in the Whistler area was initiated by Cominco Alaska in 1986, and continued through 1989.  During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling.  In 1990, Cominco’s interest waned and all cores from the Whistler region were donated to the State of Alaska.  The property was allowed to lapse.

In 1999, Kent Turner staked twenty-five State of Alaska mining claims at Whistler and leased the property to Kennecott.  From 2004 through 2006 Kennecott conducted extensive exploration of Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization, the evaluation of the Whistler gold-copper occurrence with fifteen core boreholes (7,948m) and reconnaissance core drilling at other targets in the Whistler region (4,184m).  Over that period Kennecott invested over USD$6.3 million in exploration.

From 2007 through 2008, Geoinformatics drilled 12 holes for 5,784 metres on the Whistler Deposit and 6 holes for 1,841 metres on other exploration targets in the Whistler area.  Drilling by Geoinformatics on the Whistler deposit was done to infill the deposit to sections spaced at seventy-five metres and to test for the north and south extensions of the deposit.  Exploration drilling by Geoinformatics in the Whistler area targeted geophysical anomalies in the Raintree and Rainmaker areas, using the same basic porphyry exploration model as Kennecott.

Alaskan geology consists of a collage of various terrains that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic.  The southernmost Pacific margin is underlain by the Chugach–Prince William composite terrain, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrain.  It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous and early Tertiary age.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 million years (“Ma”) to 30Ma and associated with a wide range of base and precious metals hydrothermal sulphide bearing mineralization.  The geology of Whistler project is characterized by a thick succession of Cretaceous to early Tertiary (ca.  97 to 65Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler project area.

1)

The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks generally older than 75.5Ma with restricted extrusive equivalent.  These intrusions are commonly associated with gold-copper porphyry-style mineralization (Whistler deposit).

2)

The Composite Intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma.  Gold-copper veinlets and pegmatitic occurrences are characteristics of the Composite plutons (e.g. the Mt.  Estelle prospect, the Muddy Creek prospect).

The Whistler project was acquired by Kiska for its potential to host magmatic hydrothermal gold and copper mineralization.  Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust.  Exploration work completed by Kennecott has uncovered several gold-copper sulphide occurrences exhibiting characteristics indicative of magmatic hydrothermal processes and suggesting that the project area is generally highly prospective for porphyry gold-copper deposits.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

The Whistler gold-copper deposit is the most important style of exploration target on the Whistler project.  Drilling by Cominco, Kennecott and Kiska was successful in delineating gold-copper sulphide mineralization associated with at least three diorite porphyry intrusive phases.  The oldest phase exhibits the best gold-copper mineralization, while the third and youngest is typically barren.  On surface, the gold-copper mineralization extends over an area measuring 750m by 250m and from the surface to depths ranging between 200m and 750m.

Little details are available for the sampling procedures used by Cominco Alaska.

Kennecott used industry best practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2006.  The procedures are documented in detailed manuals describing all aspects of the exploration data collection and management.  All assay samples were prepared by the Alaska Assay Laboratory, in Fairbanks, Alaska and assayed at either the Alaska Assay Laboratory (2004) or the accredited ALS-Chemex laboratory in Vancouver, British Columbia.  Samples were assayed for gold by conventional fire assay and a suite of elements including the usual metals by aqua regia digestion and inductively coupled plasma atomic emission spectroscopy.  Kennecott used industry best practices quality control measures during its exploration at Whistler.

Kiska is using the procedures developed by Kennecott for this project.

MMTS visited the Whistler project September 13 and 14, 2010 while active drilling was ongoing.  The purpose of the site visit was to inspect and ascertain the geological setting of the Whistler project, witness the extent of historical exploration work carried out on the property and assess logistical aspects and other constraints relating to conducting exploration work in this area.

MMTS conducted a series of routine verifications to ensure the reliability of the electronic data provided by Kiska, and believes the electronic data are reliable.  MMTS visually examined assaying quality control data produced by Kiska and believes these data are reliable for resource estimation.

The mineral resource model presented herein represents an updated estimate for the Whistler gold-copper deposit.  The first resource estimate was completed by SRK, effective December 31, 2007.

The Whistler deposit is a structurally controlled porphyry deposit with Au, Cu and Ag as the primary economic metals.  There have been four major intrusive episodes which define the mineralization at Whistler, the earliest, Main Stage Porphyry (MSP), being that of principal mineralization.  A major northwest trending fault (the Divide Fault) is used to segregate the mineralization into two domains prior to grade interpolation.  There is some evidence that lateral offsets of as much as 100m may have occurred along this fault.

Statistical analyses (cumulative probability plots, histograms, classic statistical values) of the assay data are used to confirm the domain selection, to decide if capping is necessary, and to determine the extent of non-mineralized zones within the diorite solid.  Assay data is then composited into 5m intervals, honoring the domain boundaries, with composite statistics also compiled for comparisons.  The composites are then used to create relative variograms for Au, Cu and Ag grades using the MSDA module of the MineSight® software, thus establishing rotation and search parameters for the block model interpolation.

Validation of the model is completed by comparison of the block values with de-clustered composite values, with values interpolated by inverse distance, by the use of swath plots, as well by a visual inspection in section and plan across the property.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Specific gravity values are based on 21 measurements by ALS Chemex to give an average density of 2.72 for ore, and 2.60 for waste.

This resource estimate incorporates the results of 10 previously reported drillholes not included in the 2008 estimate, including five drillholes completed by Kiska in the fall of 2010.  The resource has been interpolated and classified based on variogram modeling using the search parameters as defined below.

Table - Summary of Search Parameters for Interpolation and Classification of the Resource

Search Parameter	Pass 1	Pass 2
Resource Classification	Indicated	Inferred
Search distance	½ Range	Range
Minimum # comps	4	3
Maximum # comps	9	9
Maximum # Comps/Hole	3	2
Max # Comps / Split Quadrant	6	7

Classification is based on the variogram parameters, and restrictions on the number of composites and drillholes used in each pass of the interpolation, as indicated in Table 3-1.  The definition of Indicated and Inferred used to classify the resource is in accordance with that of the CIM Definition Standards (CIM, 2005).

The pit delineated resource is given in Table 3-2, and is the base case resource for the Whistler deposit.  Process recoveries, as well as mining, processing and off site costs have been applied in order to determine that the pit resource has a reasonable prospect of economic extraction.  It uses a $7.50/ton cut-off (approximately 0.3 g/t Au Eq cut-off at the base case prices) and yields an Indicated resource of 79.2M tonnes at 0.51 g/t gold, 0.17% copper and 1.97 g/t silver (2.25 M oz Au Eq) and an Inferred resource of 145.8M tonnes at 0.40 g/t gold, 0.15% copper and 1.75 g/t silver (3.35M oz Au Eq).

The new estimate substantially increases the size of the in-pit Indicated resource with a 164% increase in tonnes and a 68% increase in contained metal by Gold Equivalent ounces relative to the 2008 open pit resource estimate and substantially reduces the strip ratio of the resource from 1.93 to 1.32.  In the Inferred category (open pit), the new estimate reports a 19% increase in tonnes with a 16% decrease in contained Gold Equivalent ounces due to lower grades.

There is an additional 83 Mt of material above a 0.3 Equivalent Au cutoff that has been interpolated within the model.  This has the potential to become part of the economic pit delineated resource with a change in pit design or economic parameters.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Table - Summary of Pit Delineated Resource, Whistler Deposit

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq3 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35

1.  Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.

2.  Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper; USD$990 per ounce gold, USD$15.40 per ounce silver and USD$2.91 per pound of copper.

3.  Totals may vary due to rounding.

The increase in tonnage and corresponding decrease in grade for the pit-delineated resource is due primarily to two factors.  The 2010 model, incorporating the latest reported drilling, utilized two geological domains (the Whistler Diorite Solid separated in east-west domains by the Divide Fault) whereas the 2008 model utilized grade shells to define the extent of mineralized domains.  The lowest grade shell in the 2008 model was defined at a 0.30 g/t Au Eq cut-off and thus ignored lower grade drillhole data, outside of that shell.  This has the effect of decreasing the tonnage and increasing the grade of the deposit relative to the geological domains utilized in the 2010 estimate.  The second factor affecting the revised resource relates to the drilling completed since the 2008 estimate, which intersected lower grade material than what was predicted by the previous model, particularly on the periphery of the deposit.  This drilling also showed there may be a stronger structural control to mineralization than previously believed.

Kiska management is currently working under the assumption that a 60,000tpd plant operating for 15 to 20 years, with head grades similar to the Whistler deposit Indicated resource, could result in a potentially economic project.  Management is currently of the belief that, with further drilling, exploration targets elsewhere on the property (Whistler Orbit, Island Mountain), may contribute toward this threshold tonnage.  This will be the focus of future exploration programs.

Property-wide exploration drilling has identified three additional areas of porphyry gold-copper mineralization outside of the Whistler deposit (the Raintree and Rainmaker prospects in the Whistler area and the Breccia Zone in the Island Mountain area).  In addition, property-wide airborne magnetic surveys and extensive Induced Polarization ground surveys have identified multiple porphyry exploration targets that warrant drill testing (Round Mountain, Puntilla, Canyon Creek, Snow Ridge, Spur, and Old Man Breccia).  The Muddy Creek area, underlain by the 65Ma Composite Suite of intrusions, is geologically younger that the Whistler area, and represents a prospective area for Intrusion-Related gold mineralization.

The Raintree and Rainmaker prospect areas occur in the Whistler Orbit, a low-lying, glacial-till covered valley floor within a 3 kilometre radius of the Whistler deposit.  Gold-copper mineralization identified in these areas is geologically, texturally and mineralogically similar to the Whistler deposit (A- and B-style veins, potassic alteration of diorite porphyry) and hence may define clusters of similar-style porphyry centres in the Whistler Orbit.  The Raintree West zone is currently the most advanced mineralized zone in this prospect area, with the original discovery hole drilled in 2008 by Geoinformatics, followed by five holes drilled by Kiska in 2009 and 2010.  The discovery hole (RN-08-06), drilled to the east and targeting a 350m wide, north to northeast trending magnetic anomaly, returned 160 metres grading 0.59 g/t gold, whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

6.02 g/t silver, 0.10% copper, 0.20% lead, 0.46% zinc.  Further step-out drilling from this zone and elsewhere in the Raintree area is warranted.  The Rainmaker prospect was drilled by Kennecott in 2005 with a vertically-oriented diamond drillhole (05-DD-WH-REC-08) that encountered strong biotite and magnetite altered and silicified diorite porphyry containing thin chalcopyrite-bearing, A-style quartz veins and fine-grained chalcopyrite disseminations from surface (5.77m) to 172 metres.  This entire interval of 166.23m averaged 0.48g/t gold and 0.17% copper.  Untested magnetic and IP anomalies in this area warrant follow-up drilling.

The original target at the Island Mountain Breccia Zone is an exposed 75 metre wide by 210 metre long northeast-trending actinolite-magnetite hydrothermal breccia body hosted by diorite porphyry.  Gold and copper mineralization within the breccia body is associated with chalcopyrite and pyrrhotite disseminations, whereas gold-only mineralization on the eastern flank of the breccia (Lower Zone mineralization) is associated with disseminated pyrrhotite.  In the discovery hole, IM09-001, the breccia body returned 150.0 metres averaging 0.72 ppm gold, 2.37 ppm silver and 0.16% copper from 44.0 to 194.0 metres, while the Lower Zone returned 106.9 metres averaging 1.22 ppm gold, 0.69 ppm silver and 0.05% copper from 280.0 to the 386.9 metres.  Subsequent step-out drilling from 50 metres centres has shown that Au-Cu mineralization is not restricted to the hydrothermal breccia body, but is also associated with an intrusive breccia 100 metres to the northwest that contains strong K-feldspar-biotite alteration with disseminated chalcopyrite (IM10-013).  The association of strong potassic and sodic alteration in both breccia bodies associated with gold and copper mineralization is indicative of the core of a porphyry system.  The potential depth extent of these breccias and the occurrence of untested breccia bodies for 800 metres along strike of the original discovery, warrant further drilling.  Metallurgical processing of samples from Island Mountain show excellent recovery rates and saleable Cu concentrate grades using conventional processing techniques.  The Lower Zone (disseminated Pyrrhotite) composite sample achieved nearly 90% Au recovery through a combination of selective flotation and cyanidation of tailings.  The upper composite sample (Actinolite-Magnetite breccia) achieved 75% Au recovery, further modification and optimization can be expected to greatly improve those results.  Processing infrastructure contemplated at Whistler, including conventional milling and flotation followed by cyanide leaching of tailings, matches what would be required at Island Mountain based on this early test work.

The 2011 Exploration program at Whistler is planned to commence in early March.  Preparations are now underway to mobilize equipment to site via an ice road in anticipation of the March startup.  The intent of this drilling program is to increase our understanding of the size-potential of the three early stage porphyry discoveries (Raintree, Rainmaker and Island Mountain Breccia Zone prospects) and to test, by drilling, for additional porphyry discoveries at the highest priority grassroots targets that exist on the property.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

4.0

INTRODUCTION

Kiska Metals Corporation (Kiska) holds the rights to the Whistler gold-copper property in Alaska.

Moose Mountain Technical Services (MMTS) was retained by Kiska to update the resource estimate for Whistler, to recommend an exploration program for the adjacent targets, and to prepare a Technical Report compliant with NI 43-101 (the Instrument) and Form 43-101F1.

The Whistler gold-copper deposit, with a defined resource, is the most advanced target, while there are numerous additional targets on the property worthy of further exploration.

Kiska has completed two years of exploration on the Whistler property which includes 40 diamond drillholes, 3D IP survey, as well as surface mapping and sampling.  Previous exploration on the property, by Kennecott and Geoinformatics, includes geological mapping, stream sediment sampling, soil sampling, and drilling.

Mr. Robert J.  Morris of MMTS conducted a site visit of the property 13 and 14 September 2010.  During the site visit, sufficient opportunity was available to examine old drill sites, active drilling, rock exposures, as well as conduct a general overview of the property, and the condition of existing project infrastructure.  Based on his experience, qualifications, and review of the site and resulting data, the author, Mr. Morris, is of the opinion that the exploration has been conducted in a professional manner and the quality of data and information produced from the efforts meet or exceed acceptable industry standards.  All of the exploration work has been directed or supervised by individuals who are geologists.

While actively involved in the preparation of the report, MMTS had no direct involvement or responsibility in the collection of the data and information or any role in the execution or direction of the work programs conducted for the project on the property or elsewhere.  Much of the data has undergone thorough scrutiny by project staff as well as certain data verification procedures by MMTS (included in Item 16).

Sources of information are listed in the references, Item 23.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Figure - Location Map

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

5.0

RELIANCE ON OTHER EXPERTS

Moose Mountain Technical Services (MMTS) prepared this report for Kiska Metals Corporation (Kiska).  The quality of information, conclusions and estimates contained herein are based on industry standards for engineering and evaluation of a mineral project.  The report is based on: i) information available at the time of preparation, ii) data supplied by outside sources, iii) engineering, evaluation, and costing by other technical specialists and iv) the assumptions, conditions and qualifications set forth in this report.

Our report relies heavily on the 2007 SRK report and on work by Kiska geologist Mike Roberts.

This report is intended to be used by Kiska, subject to the terms and conditions of its contract with MMTS.

Parts of this report, relating to the legal aspects of the ownership of the mineral claims, rights granted by the Government of Alaska and environmental and political issues, have been prepared or arranged by Kiska.  While the contents of those parts have been generally reviewed for reasonableness by the author of this report, for inclusion into this report, the information and reports on which they are based has not been fully audited by the author.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

6.0

PROPERTY DESCRIPTION AND LOCATION

The Whistler project is located in the Alaska Range approximately 150km northwest of Anchorage.  The centre of the property is located at 152.57 degrees longitude west and 61.98 degrees latitude north.

The Whistler project comprises 686 State of Alaska mining claims covering an aggregate area of approximately 527km2 in the Yentna Mining District of Alaska.  The property boundaries have not been legally surveyed.

A new all season camp facility has recently been established near the confluence of Portage Creek and the Skwentna River, approximately 15km southeast of the Rainy Pass Hunting Lodge.  The New camp is serviced with a gravel airstrip for wheel-based aircrafts.  The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors.

A full Claims List can be found in Appendix A at the end of this report.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

505,000 mE
510,000 mE
515,000 mE
520,000 mE
525,000 mE
530,000 mE
535,000 mE
540,000 mE
6,885,000 mN
6,880,000 mN
6,875,000 mN
6,870,000 mN
6,865,000 mN
6,860,000 mN
6,855,000 mN
6,850,000 mN
6,845,000 mN
6,840,000 mN
N
W
E
S
Rainy Pass Camp
Teck Cominco
Area of Interest
Kent Turner Claims
Kent Turner
Area of Interest
Whistler Cu-Au Deposit
Whiskey Bravo Camp
Skwentna River
Kiska Whistler Property Claims Outline
0 km
2.5km
5km
Scale
Moose Mountain
Technical Services
Kiska Metals Corporation
Tenement Map
DRAWN BY: PGB
DATE: 15/Feb/11
REV: 1
Whistler
Cu-Au Project
Fig 6-1

Figure - Tenement Map

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

7.0

ACCESSIBLITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Whistler project is located in the Alaska Range approximately 160km northwest of Anchorage and 76km west of Skwentna.  Access to the project area is by fixed wing aircraft to a gravel airstrip located adjacent to the Whistler exploration camp.  The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors and could be winterized if needed.

The project is located in the drainage of the Skwentna River that forms a large network of interconnected low-elevation u-shaped valleys cutting through the rugged terrain of the southern Alaska Range.  Elevation varies from about 400m above sea level in the valley floors to over 5,000m in the highest peaks resulting in a quite spectacular landscape.  The Alaska Range is a continuation of the Pacific Coast Mountains extending in an arc across the northern Pacific.  Mount McKinley, North America’s highest peak at 6,194m, is located approximately 130km northeast of the project area.

The Whistler gold-copper deposit is located approximately 100km west of Petersville which is connected to Anchorage by an all-weather road.  The project is also located approximately 150km north of the Beluga coalfield project and the Tyonek gas power station on the Cook Inlet coast.

The vegetation in the Whistler region is quite variable.  The valley floors and lower slopes are usually characterized by dense vegetation giving way above about 750m elevation to dense bushy scrubs rendering ground access difficult.  At higher elevations, vegetation is absent and active glaciers with terminal and lateral moraines are present.  The timber line is located at elevations varying between 800m to 1,100m.  Bedrock exposures within the project area are scarce except at elevations above 1,000m and along incised drainage.

The project area is between regions of maritime and continental climate and is characterized by severe winters and hot, dry summers.  The maritime climatic influence provides for dry, mild and temperate summers.  Fog and low clouds are common in mid summer and fall especially around higher elevation areas.  Average summer temperatures range between 5° and 20°C, whereas winter temperatures range from -15° to -5°C.  Occasionally, arctic cold fronts will propagate across the Alaska Range from the interior, causing cold dry air to seep into the watershed.  These infrequent stationary high pressure systems can lead to clear days with temperatures dropping to a low of -35°C during the winter.  Strong winds persist during the winter months.  Annual precipitation ranges from 500 to 900mm.  Winter snow accumulation usually begins in October and by mid to late May the snow has melted sufficiently to allow for fieldwork.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Photo 7-1 shows the drill on drillhole 10-23 (the white speck left of photo centre), looking to the northwest, while photo 7-2 is a view to the northeast toward Rainy Pass.

Photo 7-1

Whistler, View to the Northwest

Photo 7-2

Whistler, View to the Southeast

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

8.0

HISTORY

During the late 1960s, regional mapping and geochemical sampling by the United States Geological Survey (USGS) identified several base and precious metal occurrences over a very large area in the southern Alaska Range including southern portions of the Whistler project area.

Following the results of that work, limited exploration was conducted in the area during the 1960s and 1980s.  Falconbridge (or their operator St. Eugene) was involved in the nearby Stoney Vein in the late 1960s.  A local prospector, Arne Murto (deceased), was active in the Long Lake Hills area from at least 1964 and AMAX staked at least four claims over the Lower Discovery showing at Mount Estelle (circa 1982).

Mineral exploration in the Whistler area was initiated by Cominco Alaska in 1986 and continued through 1989.  During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling.  In 1990, Cominco’s interest waned and all cores from the Whistler region were donated to the State of Alaska.  The property was allowed to lapse.

In 1999, Kent Turner staked twenty-five State of Alaska mining claims at Whistler and leased the property to Kennecott.  From 2004 through 2006 Kennecott conducted extensive exploration of the Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization and they conducted an evaluation of the Whistler gold-copper occurrence with fifteen core boreholes (7,948m) and reconnaissance core drilling at other targets in the Whistler region (4,184m).  Over that period, Kennecott invested over USD$6.3 million in exploration.

In June 2007, Geoinformatics Exploration Inc. (“Geoinformatics”) announced the conditional acquisition of the Whistler project as part of a strategic alliance with Kennecott Exploration Company (“Kennecott”).  Between July and October 2007, Geoinformatics drilled seven core boreholes (3,321m) to infill the deposit to sections spaced at seventy-five metres and to test for the north and south extensions of the deposit.

In August 2009, Geoinformatics acquired Rimfire Minerals Corporation and changed its name to Kiska Metals Corporation (“Kiska”).  In 2009 and 2010, Kiska completed three phases of exploration on the property to fulfill the terms of the Standardization of Back-In Rights (“SOBIR”) Agreement between Kennecott Exploration Company and Kiska Metals Corporation.

In total, Kiska completed 224 line-km of 3D induced polarization (IP) geophysics, 40 line-km of 2D IP geophysics, 327 line-km of cut-line, geological mapping on the 3D IP grid, detailed mapping of significant Au-Cu prospects, collection of 109 rock samples and 61 soil samples, 8,660m of diamond drilling from 23 drillholes (all greater than 200 metres in total length), petrographic analysis of mineralization at Island Mountain, a preliminary review of metallurgy at the Whistler Resource, and metallurgical testing of mineralization from the Discovery Breccia at Island Mountain.  This program was executed by Kiska geologists, independent geologists and multiple contractors, under the supervision of Kiska personnel.  All aspects of the exploration program were designed and monitored by a Technical Committee comprised of two Kennecott employees and two Kiska employees.  In August of 2010, Kiska delivered a Technical Report to Kennecott summarizing the results of the completed Trigger Program.  In September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the project and hence retained a 2% Net Smelter Royalty on the property.  From this point, Kiska continued to drill and explore the Whistler property for the duration of the 2010 field season, including drilling the Whistler whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Deposit followed by a new resource estimate, and step-out drilling at the Raintree West and the Island Mountain Discovery Breccia prospects.

Photo 8-1

Whistler, Discovery Outcrop

Photo 8-2

Whistler, Discovery Drillhole, WH-01

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

9.0

GEOLOGICAL SETTING

Alaskan geology consists of a collage of various terrains that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic.  The southern-most Pacific margin is underlain by the Chugach–Prince William composite terrain, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrain.  It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous and early Tertiary age.

The Whistler project is located in the central west portion of the Alaska Range, a crescent-shaped orogen extending between Anchorage and Fairbanks along the Pacific Coast Mountains in southern Alaska.

The regional geology of the area is characterized by thick accumulation of clastic sedimentary rocks, lesser volcanic rocks and minor chemical sedimentary rocks that are believed to have accumulated within a basin that existed along the southern margin of Alaska.

During the Cretaceous, the exotic Wrangellia Terrain was accreted against continental Alaska, squeezing the basin between the continent and the accreting terrain.  During this period, Alaska began rotating counter clockwise as part of the development of the dextral Denali and Tintina Fault systems, to form the present-day broad physiographic arc of central and southern Alaska.  As a result of accretion and rotation, the volcano-sedimentary rocks have undergone complex deformation and were intruded by a wide range of magmatic rocks of various age and composition.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 to 30Ma and associated with a wide range of base and precious metal hydrothermal, sulphide-bearing mineralization.  The geology of Whistler project is characterized by a thick succession of Cretaceous to early Tertiary (ca.  97 to 65Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

The regional and property geology of the Whistler area is well documented and described in detail by Young (2005) and Franklin (2007).  The Whistler Property is largely underlain by a sequence of Jura-Cretaceous flysch sediments belonging to the Kahiltna terrain.  This terrain was accreted to the Ancestral North American craton from the Middle Jurassic to the mid-Cretaceous and underwent ductile to brittle deformation and multiple episodes of magmatism from the Cretaceous through to the Tertiary.

The bulk of the Whistler property is comprised of these flysch sediments, which commonly have north to northeast striking and steeply dipping bedding surfaces due to compression deformation that resulted in chevron-style folding.  These sediments were intruded by a variety of dioritic to monzonitic dykes, sills and stocks referred to as the Whistler Intrusive Suite (WIS).  Many of these dykes and sills are magnetic and are mapped under glacial cover on the basis of airborne magnetic anomalies.  These diorites have a strong north-northwest orientation that is sub-parallel to the regional-scale Alger Peak structural corridor, and suggests a causal relationship.  The Whistler Au-Cu porphyry deposit is hosted by a similarly-oriented multi-phase diorite stock.  An Ar-Ar hornblende age date from a diorite porphyry located adjacent to the Whistler deposit returned an age of 75 ± 0.3Ma.  The property is covered by “extrusive andesite”.  These volcanic and volcaniclastic rocks are interpreted to be the extrusive equivalent of the Whistler Intrusive Suite, and further suggest that the Alger Peak structural corridor was the focus of a volcano-plutonic complex.  Interpretation of airborne magnetic data suggests that much of the property is underlain by a mafic batholith and that the porphyry dykes, sills and stocks represent high level intrusions fed by this batholith.  If this interpretation is correct, then the property has the potential to host clusters of whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Whistler-like mineralization as is commonly seen in other porphyry copper districts (e.g. Cadia, Yerrington).

Currently, there are several aspects of the geology that are poorly understood and have possible implications for exploration:

1)

The structural and geological relationship between the deformed flysch sediments and the extrusive andesites (i.e.  the degree of deformation of the diorites/andesites and the structural modification of potential mineralization), and,

2)

The extent of extrusive andesites under cover.

Further mapping and drilling in the Whistler Orbit may aid in answering these questions.

9.1

Property Geology

The geology of the Whistler project has been described by Young (2004 and 2005), Franklin (2005 and 2007) and Franklin et al.  (2006).

The geology of the Whistler project area is characterized by a thick succession of Cretaceous to early Tertiary (ca.  97 to 65Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

The layered rock units are subdivided into four major stratigraphic sub-units (Young, 2005).  The lowest most rock unit comprises a thick package (several kilometres in thickness) of marine greywacke-sandstone forming a southwest-northeast belt extending across the project area.  The sequence comprises dark sandstone interbedded with argillite, siltstone, lithic wacke, carbonate, conglomerate and minor mafic volcanic rock.  This unit was sub-divided into three sub-units (lower, middle and upper) representing a marine regressive sequence with the upper sub-unit deposited within a deltaic environment.  The proportion of mafic volcanic rock increases up section.

The lower greywacke-sandstone rocks are overlain by a tabular sandstone unit in the south and by a distinctive feldspathic sandstone unit in the northern part of the project area.  Both units differ from the underlying greywacke sandstone unit by the larger proportion of sandstone relative to argillite and by the lighter colouration of the feldspathic sandstone.  The clastic sedimentary sequence is capped by a succession of sub-aqueous mafic volcanic rocks, associated volcaniclastic rocks and intercalated with minor argillite.

The volcano-sedimentary units are intruded by a wide range of plutonic rocks of differing age and composition and distributed along distinctive belts across the Alaska Range.  Five main intrusive suites are important in the Whistler project area.  From oldest to youngest these are:

The Whistler Igneous Suite comprises alkali-calcic to nepheline-normative basalt-andesite, diorite and monzonite intrusive rocks with restricted extrusive equivalent.  They are generally older than 75.5Ma.  These intrusions are commonly associated with gold-copper porphyry-style mineralization characterized by low arsenic and low antimony.

The Summit Lake, Kichatna and Hartman River Intrusions (74 to 61Ma) are calc-alkalic granodiorite to diorite intrusions, locally alkalic occurring northeast of the Whistler region.  These intrusions are generally auriferous and hydrothermal mineralization is commonly arsenical.

The Composite Intrusions (e.g.  Mount Estelle) are a belt of composite intrusions forming mega-dike bodies extending over 150 kilometres in an en-echelon fashion on the west side of the Whistler project, whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

roughly sub-parallel to the general trend of the volcano-sedimentary units.  South of the Happy Valley, the belt cuts across the stratigraphy along a southerly trend.  The intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64Ma.  When fully exposed, the stocks form concentric composite plutons with an alkalic to calc-alkalic monzonite core and an ultramafic outer rim.  They are typically enriched in gold.  It is speculated that these intrusions have calc-alkalic lamprophyre parent magma but have undergone extensive crustal assimilation.  Gold-copper veinlets and pegmatitic occurrences are characteristics of the Composite plutons.  Arsenic and antimony are commonly associated with the hydrothermal gold-copper mineralization.

The Crystal Creek Intrusions form a suite of calc-alkalic granite and granite porphyry intrusions with extrusive rhyolite ranging in age from 61 to 65Ma.  Andesite and diorite rocks may represent higher level or border phases of this intrusive suite.  These plutons are mostly distributed to the south and east of the Whistler Region.  However, a northwest-trending rhyolite dike swarm along the Chikak River, in the southern part of the Whistler Project is attributed to the Crystal Creek suite.

The Merrill Pass igneous suite form a north-trending belt of differentiated calcalkalic volcanic and intrusive rocks (44 to 30Ma) related to the emergence of the Aleutian arc.  They are associated with porphyry copper mineralization, generally with low gold content.

Figure - Regional Geology

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

505,000 mE
510,000 mE
515,000 mE
520,000 mE
525,000 mE
530,000 mE
535,000 mE
540,000 mE
6,885,000 mN
6,880,000 mN
6,875,000 mN
6,870,000 mN
6,865,000 mN
6,860,000 mN
6,855,000 mN
6,850,000 mN
6,845,000 mN
6,840,000 mN
N
S
E
W
Moose Mountain
Technical Services
Kiska Metals Corporation
Property Geology
DRAWN BY: PGB
DATE: 15/Feb/11
REV: 1
Whistler
Cu-Au Project
Fig 9-2
Whistler Cu-Au Deposit
Skwentna River
Kiska Whistler Property Claims Outline
0 km
2.5km
5km
Scale
Intrusive Rhyolite
Intrusive Andesite
Granodiorite
Monzonite
Leucocratic Diorite Porphyry
Megacrystic Porphyry
Diorite Porphyry
Diorite
Hornblende Diorite
Extrusive Andesite
Ultramafic Rock
sediments, undifferentiated
tabular sandstone
Feldspathic Sandstone
Greywacke - Upper Unit
Greywacke - Middle Unit
Greywacke - Lower Unit

Figure - Property Geology

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

10.0

DEPOSIT TYPES

The Whistler project was acquired by Geoinformatics for its potential to host magmatic hydrothermal gold and copper mineralization.  Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust.  Exploration work completed by Kennecott uncovered several gold-copper sulphide occurrences exhibiting characteristics indicative of magmatic hydrothermal processes suggesting that the project area is generally highly prospective for porphyry gold-copper deposits as well as Intrusion-Related gold deposits (Muddy Creek).

The Whistler gold-copper deposit is the most advanced exploration target on the Whistler project.  Drilling by Cominco, Kennecott and Geoinformatics was successful in delineating gold-copper sulphide mineralization associated with at least three diorite porphyry intrusive phases.  The oldest phase exhibits the best gold-copper mineralization, while the third and youngest is typically barren.  On surface, the gold-copper mineralization extends over an area measuring 750m by 250m and from the surface to depths ranging between 200m and 750m.

MMTS considers the deposit type and model for Whistler to be appropriate for a porphyry gold-copper deposit.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

11.0

MINERALIZATION

Exploration on the Whistler Property by Kennecott, Geoinformatics and Kiska has identified four primary exploration targets for porphyry-style gold-copper deposits.  These include the Whistler deposit and the following prospects: Raintree, Rainmaker and the Island Mountain Breccia Zone and extensions (Figure 11-1).  The Muddy Creek area represents an additional exploration target with the potential to host a low-grade, bulk tonnage, Intrusion-Related Gold deposit.  The Whistler area also hosts multiple secondary porphyry-like prospects defined by anomalous soil samples, alteration, veining, surface rock samples, Induced Polarization chargeability/resistivity anomalies and airborne magnetic anomalies.  These include the Round Mountain, Puntilla, Canyon Creek, Snow Ridge, Spur, Alger Peak, and Old Man Breccia prospects.

From the inception of Kiska Metals and their involvement on the property since July 2009, the primary focus of the company has been the exploration of these prospects and the search for new mineralized zones.  Drilling the Whistler deposit and updating the resource estimate has been a secondary focus for the company.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Round Mountain
Canyon Creek
Puntilla
Whistler Property Claims Outline
Snow Ridge
Spur
Raintree
Whistler Deposit
Rainmaker
Whistler Area
Alger Peak
Old Man Breccia
Skwentna River
Muddy Creek
Island Mountain
Breccia Zone
Diamond Drill Hole
N
S
E
W
0 km
2.5km
5km
Scale
505,000 mE
510,000 mE
515,000 mE
520,000 mE
525,000 mE
530,000 mE
535,000 mE
540,000 mE
6,890,000 mN
6,885,000 mN
6,880,000 mN
6,875,000 mN
6,870,000 mN
6,865,000 mN
6,860,000 mN
6,855,000 mN
6,850,000 mN
6,845,000 mN
6,840,000 mN
Moose Mountain
Technical Services
Kiska Metals Corporation
Prospect Areas
DRAWN BY: PGB
DATE: 15/Feb/11
REV: 1
Whistler
Cu-Au Project
Fig 11-1

Figure - Prospect Areas

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

11.1

Whistler Deposit

At least three diorite porphyry intrusive phases intrude the feldspathic sandstone unit and are associated with the sulphide mineralization event at Whistler.  The sedimentary rocks exhibit strong phyllic alteration obliterating all primary textures, making it difficult to differentiate lithologies and recognize intrusive contacts.  The oldest intrusive phase exhibits the best gold-copper mineralization; the second is strongly altered and carries weak gold-copper mineralization, while the third and youngest is altered but typically barren.  The former two diorite porphyries containing the gold-copper mineralization are recognized as the “main stage” and “inter-mineral stage” porphyries, respectively.  The three recognized intrusive phases are texturally and compositionally very similar.  Post mineralization pebble dikes and andesite porphyry dikes are present, but are volumetrically insignificant.  At present, the differentiation of porphyry phases has only been interpreted on a few sections where contact relations were recognized.  Further re-logging and compilation work may recognize the distribution of these phases throughout the deposit, and hence enable the construction of 3D geological solid of each phase.  Currently, the deposit is modeled as one “intrusive complex” comprised of multiple phases of diorite porphyry.

The main stage porphyry is the principal host for the stronger gold-copper mineralization (Figure 11-2).  It forms two irregular bodies.  The inter-mineral porphyry is generally strongly altered (phyllic assemblages) but seldom carries better than weak gold-copper mineralization, principally A- and B-vein xenoliths near the contacts with the main stage porphyry.  The inter-mineral porphyry principally occupies the eastern side of the intrusive complex (Figure 11-2) and the existing drilling data suggest that it widens at depth.  Towards the north, the inter-mineral porphyry is thicker and possibly dilutes\cuts out the main stage porphyry.

The late stage porphyry occurs as steeply dipping dikes (Figure 11-3) and irregular masses poorly constrained with the current drilling density.  This late intrusion is more voluminous on the north end of the intrusive complex where it forms thicker northeast steeply dipping and northwest, moderately dipping, dikes.  Contact relationships are vague and sometimes in the absence of textural evidence are based on assay results.  The late stage porphyry is primarily distinguished from the inter-mineral porphyry by its lesser alteration intensity and the absence of A- and B-veins.  Anomalous gold-copper values are generally associated with xenoliths of older mineralized porphyries.

The structure of the intrusive complex is not well constrained with the widely spaced drilling.  However, one main fault, the Divide Fault (Figure 11-3), is interpreted to offset the western and eastern main stage porphyry such that the higher grade sulphide mineralization appears to be downthrown across this steep southeast-trending fault.  Towards the south of the intrusive complex a small late stage breccia was intersected in drilling.  This breccia contains fragments of mineralized porphyry but does not appear to host its own hydrothermal mineralization.

Three types of hydrothermal alteration have been recognized within the Whistler deposit: 1) early potassic alteration associated with Au-Cu mineralization; 2) pervasive chlorite-carbonate alteration; 3) locally strong phyllic to argillic alteration, commonly restricted to vein halos and fault zones.  The latter two alteration types are the most prominent throughout the deposit and overprint the earlier potassic alteration present in relict enclaves.  The phyllic alteration is quite intense and texturally destructive.  This alteration involved the introduction of a significant amount of sulphur and resulted in extensive replacement of magnetite as well as some of the chalcopyrite by pyrite.  Relict potassic alteration is preserved, primarily in the western lobe of the main stage porphyry.  It is characterized by intense secondary biotite, quartz, magnetite and partial to complete replacement of the primary feldspar by quartz and secondary feldspar.  In these zones, anhydrite and gypsum are abundant and quartz-magnetite-chalcopyrite (locally with bornite) veins are common.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Distinctive vein parageneses include early barren quartz-magnetite veins (A-veins) associated with secondary biotite alteration, main-stage quartz-magnetite-chalcopyrite veins (A- and B-veins) also with secondary biotite, late quartz-pyrite and pyrite veins (D-veins) associated with pervasive quartz-sericite-pyrite alteration and latest calcite veins with local sphalerite-galena.  Gypsum (after anhydrite) is common throughout the deposit, but its chronologic relationship with the other hydrothermal veins is poorly constrained, owing largely to its occurrence with several of the documented vein styles.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Copper-Gold Zones
(Cu Eq. %)
> 0.85%
0.50 - 0.85%
0.25 - 0.50%
518500mE
519000mE
6871500mN
Divide Fault
XS 6871350N
XS 6871200N
05-DD-WH-14
05-DD-WH-15
04-DD-WH-03
05-DD-WH-08
05-DD-WH-11
04-DD-WH-04
05-DD-WH-12
WH-07-07
05-DD-WH-10
05-DD-WH-06-A
04-DD-WH-05
WH-07-01
WH-07-02
WH_07_03
WH-07-04
05-DD-WH-07
04-DD-WH-02
04-DD-WH-01
WH_07_05
WH_07_06
05-DD-WH-09
05-DD-WH-13
0 m
100 m
200 m
Scale
UTM Zone 5 NAD 27 for Alaska

518500mE
519000mE
6871500mN
6871000mN
05-DD-WH-14
05-DD-WH-15
04-DD-WH-03
05-DD-WH-08
05-DD-WH-11
04-DD-WH-04
05-DD-WH-12
WH-07-07
05-DD-WH-10
05-DD-WH-06-A
04-DD-WH-05
WH-07-01
WH_07_03
WH-07-02
WH-07-04
05-DD-WH-07
04-DD-WH-02
04-DD-WH-01
WH_07_05
WH_07_06
05-DD-WH-09
05-DD-WH-13
0 m
200 m
400 m
Scale

- Hydrothermal Breccia
- Porphyritic Andesite Dike
- Late Stage Porphyry
- Intermineral Porphyry
- Main Stage Porphyry
- Sedimentary/Volcanic
- Divide Fault

From Whitsler Resource Srk Feb 08 report

Moose Mountain Technical Services

Kiska Metals Corporation

Whistler Gold-Copper Deposit

DRAWN BY: PGB DATE: 15/Feb/11 REV: 1	Whistler Cu-Au Project	Fig 11-2

Figure - Whistler Gold-Copper Deposit

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Figure - Whistler Gold-Copper Sections

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Photo 11-1

Whistler, WH 08-08, ~122.5m, Quartz Vein

Photo 11-2

Whistler, WH 08-08, ~123.0m, A and B Veins

Photo 11-3

Whistler, WH 08-08, Late Quartz-calcite Vein with Galena and Sphalerite whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Photo 11-4

Whistler, WH 08-08, anhydrite veins

11.2

Raintree

The Raintree prospect area is defined by the occurrence of discrete circular to elongate magnetic anomalies that occur in a 3 by 3 kilometre area to the east of the Whistler deposit.  The bulk of this area occurs in a broad valley floor where 5 to 15 metres of glacial sediments cover bedrock.  Interpretation of the airborne magnetic data, drilling data and sparse outcrops indicates that the magnetic anomalies represent Whistler-like diorite porphyry stocks, hosted by andesitic volcanic rocks and in some instances hydrothermal magnetite.  Reconnaissance drilling by Kennecott, Geoinformatics and Kiska, targeting coincident magnetic and IP chargeability anomalies, has confirmed four Au-Cu mineralized zones hosted by diorite porphyries in this area (Figure 11-4).  Like the Whistler deposit, zones of gold-copper mineralization in these holes are associated with potassic alteration, magnetite alteration and veining, and A- and B-style quartz veining with chalcopyrite.  All of these zones, except Raintree West, are only defined by one diamond drillhole each, and therefore the true width and dimensions of Au-Cu mineralization are currently unknown.  The untested strike length and width of these zones defines the significant exploration potential of the Raintree area for Whistler-like porphyry mineralization.

The Raintree West zone is currently the most advanced mineralized zone in this prospect area, with the original discovery hole drilled in 2008 by Geoinformatics, followed by five holes drilled by Kiska in 2009 and 2010 (Figure 11-5).  The discovery hole (RN-08-06), drilled to the east and targeting a 350m wide, north to northeast trending magnetic anomaly, returned 160 metres grading 0.59 g/t gold, 6.02 g/t silver, 0.10% copper, 0.20% lead, 0.46% zinc.  In 2009, Kiska drilled a scissor hole (WH09-002) collared to the east of RN-08-06 that returned an upper interval of 128.7m averaging 0.56 ppm gold, 6.8 ppm silver, 0.16% copper, 0.14% lead and 0.32% zinc from 59.0 to 187.7m, truncated by a fault, followed by a deeper interval that returned 97.2m averaging 0.61 ppm gold, 6.9 ppm silver, 0.16% copper, 0.24% lead and 0.59% zinc from 382.0 to 479.2m, ending in mineralization.  In both holes, Au-Cu mineralization is associated with disseminated chalcopyrite and within A- and B-style stockwork-textured quartz veins in potassic altered diorite porphyry, magnetite veins, overprinted by moderate to strong phyllic alteration, pyritic D-veins and calcite veins with base metals (sphalerite- and galena-bearing) D-type veins.  A third drillhole collared 100 metres to the south of the discovery section (WH10-024) returned 83.0 metres of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc within a larger interval that averaged 0.47 g/t gold, 5.4 g/t silver, 0.04% copper, 0.23% lead and 0.51% zinc over 299 metres.  This mineralization is dominated by sphalerite- and galena-bearing quartz-carbonate veinlets interpreted as late-stage features developed peripheral to high temperature porphyry style mineralization.  Two additional holes were completed at Raintree West.  Both were collared east of holes WH10-24 and WH09-02 and drilled to the west intersecting a large fault zone that may bound mineralization to the east.  No significant results were returned from these holes.  These results provide evidence for a porphyry centre to the north of the current drilling.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Phyllic/Propylitic
WH10-004
Raintree East:
90.0m of 0.42 g/t Au, 1.3 g/t Ag, 0.10% Cu
Moose Mountain Technical Services
Kiska Metals Corporation
Raintree Prospect Area
DRAWN BY: PGB
DATE: 15/Feb/11
REV: 1
Whistler Cu-Au Project
Fig 11-4
Phyllic
WH10-008
06-DD-WH-RN-03
Potassic
Phyllic
06-DD-WH-RN-04
HF_08_01
RN_08_05
Potassic
06-DD-WH-REC-10
05-DD-WH-REC-06
Phyllic
Raintree West:
128.7m of 0.56 g/t Au, 6.8 g/t Ag, 0.16% Cu
97.2m of 0.61 g/t Au, 6.9 g/t Ag and 0.16% Cu
Potassic/Phyllic
WH09-002
WH10-026
RN_08_06
WH10-011
WH10-025
WH10-024
Phyllic
Phyllic
WH10-006
WH10-017
Phyllic
WH10-024:
83m of 1.20 g/t Au, 11.8 g/t Ag, 0.06% Cu
0m
250km
500m
Scale
BDL
0 - 0.1
0.1 - 0.2
0.2 - 0.3
0.3 - 0.5
> 0.5 g/t
Legend for Au_Eq
520,000 mE
520,500 mE
521,000 mE
521,500 mE
522,000 mE
6,872,500 mN
6,872,000 mN
6,871,500 mN
6,871,000 mN

Figure - Raintree Prospect Area

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Moose Mountain Technical Services
Kiska Metals Corporation
Raintree West Drilling
DRAWN BY: PGB
DATE: 15/Feb/11
REV: 1
Whistler Cu-Au Project
Fig 11-5
< 0.1 ppm
0.1 - 0.3 ppm
0.3 - 0.5 ppm
0.5 - 1 ppm
> 1 ppm
Au Eq ppm
Fault
N
W
E
S
520,300 E
520,500 E
520,700 E
520,900 E
520,100 E
6,871,700 N
6,871,500 N
6,871,300 N
WH09-002
WH10-026
RN_08_06
WH10-011
WH10-024
WH10-025
0m
50m
100m
Scale

Figure - Raintree West Drilling

11.3

Rainmaker

The Rainmaker prospect is centred on a circular, 250 metre wide magnetic anomaly that lies under an alluvial terrace bench adjacent to the Skwentna River (Figure 11-6) and located 2.5 kilometres to the south of the Whistler deposit.  The target is covered by a relatively thin veneer of alluvial and glacial deposits.  Kennecott drilled the core of this anomaly in 2005 with a vertically-oriented diamond drillhole (05-DD-WH-REC-08) that encountered strong biotite and magnetite altered and silicifed diorite porphyry containing thin chalcopyrite-bearing, A-style quartz veins and fine-grained chalcopyrite disseminations from surface (5.77m) to 172 metres.  This entire interval of 166.23m averaged 0.48 g/t gold and 0.17% copper.  A fault zone was intersected from 172m to 174.16m beneath which sericite-pyrite altered diorite porphyry was intersected to the bottom of the hole.  Kennecott attempted to drill across and underneath this anomaly in 2006 (06-DD-WH-RN-01) but failed to do so due to a driller error.  This hole came within 100 metres of mineralization, yet only returned strong sericite-pyrite alteration in volcanic rocks and diorite porphyry.  In 2008 Geoinformatics duplicated the original discovery hole with an angled diamond drillhole (RM-08-01) that returned 151.1 metres grading 0.37 g/t gold and 0.18% copper over the same vertical extent and encountered the fault at a similar elevation as the Kennecott discovery hole.  The orientation of the fault zone that truncates mineralization and the true width of mineralization are currently unknown.  There are several other prominent magnetic anomalies with associated IP chargeability anomalies within 1 kilometre of the Rainmaker discovery hole.  Drillholes targeting several of these magnetic anomalies intersected volcanic rocks with moderate to strong phyllic alteration, whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

although none have returned significant Au-Cu mineralization.  However, these geophysical anomalies and the potential structural offset of mineralization found in the discovery hole indicates that there remains considerable exploration potential in this area.

519,500 mE
520,000 mE
520,500 mE
521,000 mE
521,500 mE
6,870,000 mN
6,869,500 mN
6,869,000 mN
868,500 mN
N
W
E
S
60 msec Chargeability Shell
06-DD-WH-RN-01
RM_08_01
05-DD-WH-REC-08
Discovery Hole:
166.2m of 0.48 g/t gold and 0.17% copper
RM_08_02
04-DD-WP-01
WH10-010
0m
250m
500m
Scale
Moose Mountain
Technical Services
Kiska Metals Corporation
Rainmaker Prospect
DRAWN BY: PGB
DATE: 15/Feb/11
REV: 1
Whistler
Cu-Au Project
Fig 11-6

Figure - Rainmaker Prospect

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

11.4

Island Mountain

The following description of the Island Mountain area is extracted from a Kennecott report (Franklin, 2007):

Island Mountain is a prominent double peaked hill along the west side of the upper Skwentna River located approximately 23km SSW of Whistler (Figure 11-7).  It contains the southernmost exposures of what appear to be Whistler-like intrusions.  Country rocks consist of variably hornfelsed argillite, sandstone and subordinate pebble conglomerate of the Kahiltna flysh terrene.  Northeast-trending chevron folding with steep to overturned limbs is the dominant structural style.  The sedimentary rocks are intruded by several intrusive phases ranging from andesite dikes to coarse grained monzonite.  These intrusive phases consist of diorite, monzonite porphyry, mafic-groundmass porphyry, coarse-grained monzonite, fine-grained diorite, and andesite dikes.  Age relations among the intrusive phases have yet to be conclusively determined but from field relationships it is assumed to be oldest to youngest in the order listed above.

Widespread Cu-Au mineralization has been mapped and sampled along both sides of the mountain, a distance spanning over 2.5km (Figure 11-7).  Three styles of mineralization have been observed; 1) actinolite breccia pipe hosted (Discovery Breccia), 2) actinolite stockwork hosted, and 3) finely disseminated chalcopyrite with rare quartz veins (Cirque Zone).  The system appears to be silica deficient with very few quartz veins.  The best Cu-Au values appear to be associated with the monzonite porphyry unit.  Widespread low grade mineralization is present within the diorite unit with local higher grade values associated with actinolite breccia zones and within or near monzonite porphyry dikes.  Several anomalous rock samples were obtained from dikes intruding the hornfels and veins within the hornfels.  Many of the rock samples collected within the diorite but away from monzonite porphyry dikes were barren of Cu-Au although many of the soil samples collected within this unit were highly anomalous.  Soil sampling suggests that the system may have dimensions of at least 3400 X 2400m.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Figure - Island Mountain Geology and Gold Anomalies

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

The most significant zone of mineralization discovered to date at Island Mountain occurs at the Breccia Zone (or “Discovery Breccia”) located on the southwest corner of the Island Mountain area (Figure 11-8).  The Breccia Zone consists of an exposed 75 metre wide by 210 metre long northeast-trending hydrothermal breccia body hosted by diorite porphyry.  Surface rock samples of the breccia collected by Kennecott returned values up to 1.19 ppm gold, 5.2 ppm silver and 0.2% copper.  In 2009, Kiska drilled the first ever drillhole through the breccia body (IM09-001).  Drilling indicates that the breccia is steeply dipping and consists of cm to 10-20 cm wide albite-actinolite-magnetite-biotite-epidote altered, sub-rounded to angular diorite fragments, variably supported by a matrix of actinolite-magnetite-biotite-pyrrhotite-pyrite-chalcopyrite altered rock flour (“actinolite – magnetite breccia”).  Fine-grained chalcopyrite is finely intergrown with actinolite needles and is also rimmed by pyrrhotite blebs.  Chalcopyrite varies between trace to 1-2% in the breccia and pyrrhotite varies between 1 and 5%.  In IM09-001, the breccia body returned 150.0 metres averaging 0.72 ppm gold, 2.37 ppm silver and 0.16% copper from 44.0 to 194.0 metres.  The geometry and true width of the breccia body is currently unkown.  At depth along the eastern edge of the breccia (the breccia body has only been drilled from collars on the west side of the body drilled towards the east), there is persistent actinolite crackle breccia and veining, moderate to strong albite alteration and 5-15% pyrrhotite as disseminations and veins over an approximate horizontal width of 100 metres (“Lower Zone” mineralization).  The pyrrhotite-dominant veins are several millimetres to centimetres wide, straight-sided, possibly sheeted and contain trace to minor actinolite ± biotite ± magnetite ± chalcopyrite ± pyrite and rare quartz.  These veins have 2 to 5 cm wide halos of net-textured pyrrhotite and associated actinolite ± biotite ± magnetite alteration.  In places, net-texture pyrrhotite is up to 20-40% of the rock by volume over 1 to 10 metres.  As an example of grade, IM09-001 returned 106.9 metres averaging 1.22 ppm gold, 0.69ppm silver and 0.05% copper from 280.0 to the 386.9 metres.  True widths of the actinolite – magnetite breccia and the Lower Zone pyrrhotite mineralization are currently unknown.  Petrography conducted on Lower Zone style mineralization noted significant scapolite often occurring as rims on pyrrhotite blebs.  Scapolite is a common mineral in association with sodic alteration assemblages.

At present drilling results indicate that Au-Cu mineralization corresponds visually with the actinolite – magnetite hydrothermal breccia, whereas Au without Cu persists in the zone of pyrrhotite veins and disseminations.  That both intervals are associated with reduced, high temperature alteration (pyrrhotite-dominant; sodic-calcic alteration) indicates that they are broadly associated with the same hydrothermal system.  Weak to moderate pervasive potassic alteration (biotite replacement of igneous amphiboles) occurs up to 200 metres from the breccia body, indicating pervasive, down-temperature fluid flow from a hot magmatic source (Seedorf et al., 2005).  Moderate to strong, pervasive sodic (albite ± silica) or sodic-calcic alteration (albite-actinolite) is the dominant alteration assemblage within and adjacent to the breccia, whereby albite replacement of igneous feldspars is either pre- to syn- main stage brecciation (some breccia fragments are variably albitized).  Potassic and sodic-calcic alteration in association with Au-Cu mineralization are characteristic of the high-temperature core of porphyry-style deposits (Sillitoe, 2010 and references therein).

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Extents of mapped breccias (800m)
IM10-015
IM10-013
512,400 E
512,600 E
6,847,900 N
6,847,700 N
IM10-009
IM10-008
IM10-011
IM10-010
IM10-004
IM10-012
IM09-001
IM10-007
IM10-006
Results capped at 3g/t Au Eq
Au Eq calculated using $550 Au, $1.50 Cu, and $8 Ag
Au Eq g/t
< 0.1
0.1 - 0.3
0.3 - 0.5
0.5 - 1
> 1
Lithology
Hydrothermal Breccia
Intrusive Breccia
Diorite Porphyry
Hornfels
N
W
E
S
0m
50m
100m
Scale
Moose Mountain Technical Services
Kiska Metals Corporation
Island Mountain Drilling
DRAWN BY: PGB
DATE: 15/Feb/11
REV: 1
Whistler Cu-Au Project
Fig 11-8

Figure - Island Mountain Drilling

11.5

Muddy Creek

The following description of the Island Mountain area is extracted from a Kennecott report (Franklin, 2007):

The system at Muddy Creek (and adjacent Mt. Estelle) is related to a low oxidation composite pluton that is zoned from a felsic core to increasingly more mafic lithotypes upward and outward.  Mineralization styles are more akin to Tintina Gold Belt style intrusive-related Au than to porphyry Cu-Au systems.  There is no known analogue to this system that is a producing mine.  Mineralization is widespread within and around the plutonic complex with observed quartz-chalcopyrite-pyrrhotite-arsenopyrite veins and disseminations occurring over an area of at least 16 km2.

The focus of work on this prospect has been on identifying areas with high concentrations of Cu, Au, and as mineralized structures (joints, fractures, veins, pegmatoidal veins, etc), and identifying their spatial densities within intrusive phases of the Estelle Composite Pluton system.  As a general rule better grades of mineralization and increasing densities of mineralized structures occur within the more felsic, and more centralized, portions of the composite pluton.  And by far, the best mineralization and the best densities of mineralized structures occur in the upper portions of Discovery Creek (Figure 11-9), On-Line Exploration claims).  The vast majority of mineralization at Muddy Creek is hosted by medium to coarse grained biotite monzonites and monzodiorites that contain little or no modal quartz.  Hornblende is more common in the central portion of the pluton but otherwise is rarely present.  Accessory levels of relict whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

clinopyroxene (aegerine-augite) are common, particularly toward the more mafic margins of the pluton.  The pyroxene is invariably altered (partially to completely) to biotite, chlorite +/- pyrrhotite, chalcopyrite, and pyrite.  This alteration appears to be late magmatic to deuteric.  Though its original abundance decreases inward in the composite pluton, the pyroxenes are more altered (and mineralized) in that direction as well.  Mineralization in Discovery Creek is hosted by quartz monzonite or granite.

Low levels of disseminated copper mineralization often, but not uniformly, occurs within the intrusive rocks adjacent to mineralized structures.  Just how far into the country rock this disseminated mineralization gets is an open question.  Though mineralized structures are widespread, there will be considerable variability of grades, along strike and down-dip, within individual mineralized structures.  Further, weathering and erosion selectively removes the mineralization where it is exposed at the surface.  At best, it is very difficult to get representative samples from this kind, or style, of mineralization; with standard rock picks, it is essentially impossible.  It is unclear at present whether vein swarms observed at surface continue to depth or perhaps improve with depth.  Certainly within the levels of exposure down the Discovery and Phoenix Creek valleys it appears that joint sets have vertical continuity.  Without some form of invasive sampling technique it is impossible to determine if these joints host Cu-Au mineralization continuously in the vertical dimension.

Along the SE side of the plutonic complex, in contact with strongly hornfelsed sediment is a diorite body that is cut by cm-scale veins containing local bonanza grade Au ± Ag.  Rock geochem values for chip samples collected near the head of the Muddy Creek drainage returned several extremely high values for Au ± Ag ± Cu.  A cluster of samples of mostly vein material collected over a width of about 200m returned values ranging up to 16,000 ppb Au, 462ppm Ag, and 29,300ppm Cu.  Several of these samples also returned highly anomalous values for Bi and Sb suggesting the presence of sulfosalts.  Samples of vein material collected nearly 1km to the NW across the drainage also had extremely high Au returns but were accompanied by low Cu and Ag values.  Here Au values from arsenopyrite-pyrrhotite-pyrite veins in NW trending joint sets ranged up to 111,500 ppb.  It appears that this system may be associated with this diorite phase that may or may not be part of the composite pluton.  The diorite is slightly magnetic and produces a subtle positive response.  A stronger response 1600m to the NE in the bottom of Muddy Creek may be a manifestation of this intrusive phase and if so could represent a target.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

6,860,000 N
506,000 E
508,000 E
510,000 E
512,000 E
6,858,000 N
6,856,000 N
N
W
E
S
monzonite
augite monzonite
biotite monzodiorite
biotite monzonite
monzonite porphyry
quartz monzonite porphyry
biotite clinopyroxene diorite
fine-grained diorite
Hornfels
Rock Percentiles
for: Au_ppb
0.5 =< 6 [< 30%]
6 =< 38 [30<60%
38 =< 212 [60<80%
212 =< 758 [80<90%
758 =< 2020 [90<95%
2020 =< 6820 [95<98%
6820 =< 13150 [98<99%
13150 =< 111500 [99% +
Soil Percentiles
for: Au_ppb
0.04 =< 5 [< 30%]
5 =< 16 [30<60%]
16 =< 67 [60<80%]
67 =< 174 [80<90%]
174 =< 372 [90<95%]
372 =< 972 [95<98%]
972 =< 1655 [98<99%]
1655 =< 5290 [99% +]
0m 50m 100m
Scale
Moose Mountain Technical Services
Kiska Metals Corporation
Muddy Creek Geology and Geochemistry
DRAWN BY: PGB
DATE: 15/Feb/11
REV: 1
Whistler Cu-Au Project
Fig 11-9

Figure - Muddy Creek Geology and Geochemistry

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

12.0

EXPLORATION

A summary of all exploration work conducted by various operators from 1986 to present is summarized in Table 12-1.  Cominco Alaska Inc is attributed with the discovery of the Whistler deposit in 1986.  The only exploration activity documented by Cominco for which Kiska has records are 8.4 line-kilometres of 2D Induced Polarization geophysics over the Whistler Deposit and sixteen diamond drillholes (1,677 metres) in the Whistler deposit.

Table - Summary of Exploration on the Whistler Property

Operator	Field Seasons	Mapping	Geophysics	Rocks	Soils	Silts
Cominco	1986-1989	n/a	• 8.4 line-km of 2D IP over the Whistler deposit	n/a	n/a	n/a
Kennecott	2003-2006	Property-wide mapping	• 39.4 line-km of 2D IP • Property-wide AM (400m line spacing) • Snow Ridge AM (79 line km at 200m line spacing) • Whistler Orbit AM (1,365 line km at 50m line spacing)	1312	2446	103
Geoinformatics	2007-2008	Prospect-scale mapping	• 8.8 line km of 2D IP (Whistler area)	20	195	nil
Kiska	2009-2010	Prospect-scale mapping	• 40 line-km of 2D IP (Whistler area, Muddy Creek, Island Mountain) • 224 line-km of 3D IP (Whistler area)	293	1417	46

AM = Airborne Magnetic survey

IP = Induced Polarization survey

12.1

Geological Mapping

The bulk of the detailed geological mapping and interpretation on the property was undertaken by Kennecott and summarized in a report by Young (2006).  This work laid the foundation for the geological interpretation of porphyry-style mineralization in the Whistler area (including the Whistler deposit and the Raintree - Rainmaker prospects), the Breccia Zone at Island Mountain, and Intrusion-Related Au mineralization in the Muddy Creek area.

12.2

Airborne Geophysics

An airborne helicopter geophysical survey was commissioned from Fugro Airborne Surveys (“Fugro”) by Kennecott during 2003.  This survey covered the entire property with a high sensitivity cesium magnetometer and a 256-channel spectrometer.

Additional airborne magnetic data were acquired by Kennecott in 2004 over two smaller areas using a helicopter equipped by a Rio Tinto bird operated by Fugro and a Kennecott geophysicist.  One area over the Snow Ridge target was investigated at 200 metres line spacing (79 line kilometres).  The other grid was flown over the Whistler deposit and surrounding area using fifty-metre line spacing (1,365 line kilometres).

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Results from these airborne surveys were used by Kennecott to interpret geological contacts, fault structures and potential mineralization in the Whistler, Island Mountain and Muddy Creek areas.  In particular, the airborne magnetic data showed that the Whistler deposit displays a strong 900m by 700m positive magnetic anomaly attributed to the magnetic Whistler Diorite intrusive complex (host to the Whistler Deposit) in addition to a contribution from secondary magnetite alteration and veining associated with Au-Cu mineralization.  This observation formed that basis for exploration targeting in the Whistler area, particularly those areas covered by a thin veneer of glacial sediments, such as the Raintree and Rainmaker prospects.  These surveys, in addition to 2D Induced Polarization ground geophysical surveys targeted over airborne magnetic anomalies, were instrumental in the “blind” discovery of the Rainmaker and Raintree prospects by Kennecott in 2005 and 2006, respectively.

12.3

Ground Geophysics

Cominco acquired 8.4 line-km of 2D Induced Polarization geophysics from six east-west oriented lines centred over the Whistler deposit discovery outcrops.  Anomalous results from these lines were used to target the deposit area with subsequent drilling.  From 2004 to 2006, Kennecott completed 39.4 line-kilometres of 2D IP geophysics in the Whistler area.  Within this survey, two IP lines were run over the Whistler deposit magnetic anomaly and showed that mineralization is coincident with a strong chargeability anomaly.  Subsequent lines targeted magnetic anomalies at the Round Mountain, Canyon Creek, Canyon Ridge, Canyon Mouth, Long Lake Hills, Raintree and Rainmaker prospects.  In 2007-2008, Geoinformatics completed 8.8 line km of 2D IP from six separate reconnaissance lines in the Whistler area targeting airborne magnetic highs.  Anomalous results from this survey in the Raintree area led to the Raintree West discovery.

In 2009, Kiska undertook a significant 2D and 3D IP survey over most of the prospective areas in the Whistler, Island Mountain and Muddy Creek areas.  Kiska commissioned Aurora Geoscience to complete 224 line-kilometres of a 3D Induced Polarization geophysical survey.  This was executed on two grids (Round Mountain; Whistler Orbit) which were comprised of grid lines ranging from 4 to 9 km long with a line-spacing of 400 metres.  From November to December, 2009, the raw data was delivered to Mira Geoscience for detail data quality control and error analysis prior to the construction of a 3D inversion model.  This survey reaffirmed that the Whistler deposit is coincident with a discrete 3D chargeability anomaly and showed that much of the Whistler Orbit area contains broad areas of anomalous chargeability (Figure 12-1).  In conjunction with the airborne magnetic data, these zones of anomalous chargeability formed the basis for exploration drilling in the Whistler Orbit in 2010.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

516,000 mE
518,000 mE
520,000 mE
522,000 mE
524,000 mE
526,000 mE
6,876,000 mN
6,874,000 mN
6,872,000 mN
6,870,000 mN
Snow Ridge
Spur
Raintree
Whistler Deposit
Rainmaker
3D IP Survey Line
30 msec Chargeability Shell (yellow)
60 msec Chargeability Shell (pink)
N
S
W
E
0km
1km
2km
Scale
Moose Mountain Technical Services
Kiska Metals Corporation
Whistler 3D IP Work
DRAWN BY: PGB
DATE: 15/Feb/11
REV: 1
Whistler Cu-Au Project
Fig 12-1

Figure - Whistler 3D IP Work

In 2009 Kiska commissioned SJ Geophysics to complete 40 line-km of a 2D Induced Polarization geophysical survey.  Survey lines were generally semi-straight reconnaissance-type lines over areas of interest at Alger Peak, Island Mountain and Muddy Creek.  The geophysical survey was acquired with a pole – dipole 2DIP technique with 100m dipoles.

12.4

Soil and Rock Sampling

From 2004 to 2006 Kennecott collected 1,300 rock samples, close to 2,500 soil samples and 103 stream sediments samples in the Whistler, Island Mountain and Muddy Creek areas.  Within this program, a soil grid over the Whistler deposit returned anomalous Au-Cu results coincident with the magnetic high.  Other reconnaissance soil lines in the Whistler area with anomalous Au-Cu results helped to define areas of interest at the Round Mountain, Canyon Creek, Canyon Ridge, Canyon Mouth, and Long Lake Hills prospects.  In addition, soil reconnaissance lines at Island Mountain led to the Discovery of the Breccia Zone and broad zones of anomalous Au at Muddy Creek.  In 2009 and 2010, Kiska collected 1417 soil samples and 293 rocks samples, which largely confirmed areas of interest in the Whistler, Island Mountain, Muddy Creek areas previously defined by Kennecott.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Photo 12-1

From the Whistler area looking north to the Snow Ridge area

Photo 12-2

From the Whistler area looking south to the Rainmaker area

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Photo 12-3

View of the Island Mountain area, three drill sites are shown

Figure - View of the Island Mountain Area

(A drill is seen in centre of the photo.)

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

13.0

DRILLING

A total of 39,894 metres of diamond drilling in 109 holes has been completed on the Whistler property by Cominco, Kennecott, Geoinformatics and Kiska from 1986 to the end of 2010 (Table 13-1).  Of these drillholes 19,870 metres in 48 holes have been drilled in the Whistler deposit area, 13,720 metres in 45 holes have been drilled on exploration targets beyond the Whistler deposit in the Whistler area, and 6,304 metres in 16 holes have been drilled in the Island Mountain area.

Table - Summary of Diamond Drilling on the Whistler Property

Operator	Drill Target Areas	No. Drillholes	Metres
Cominco (1986-1989)	Whistler Deposit	16	1,677
Total Cominco		16	1,677
Kennecott (2003-2006)	Whistler Deposit	15	7,953
	Whistler Area	18	4,227
	Island Mountain	2	269
Total Kennecott		35	12,449
Geoinformatics (2007-2008)	Whistler Deposit	12	5,784
	Whistler Area	6	1,841
Total Geoinformatics		18	7,625
Kiska (2009-2010)	Whistler Deposit	5	4,456
	Whistler Area	21	7,652
	Island Mountain	14	6,035
Total Kiska		40	18,144
Total Whistler Deposit		48	19,870
Total Whistler Area		45	13,720
Total Island Mountain		16	6,304
Total All Operators		109	39,894

13.1

Drilling by Cominco Alaska Inc.

There are partial records documenting sixteen shallow core boreholes (1,677 metres) drilled on the Whistler gold-copper deposit in 1988 and 1989.  The records contain descriptions of the core, with drilling logs with assay results.  The position of several holes was re-surveyed by Kennecott using either a hand held GPS or with a Trimble ProXr receiver providing real-time sub-metre accuracy.  Three holes could not be located.  Apparently the core from the Cominco holes was donated to the State of Alaska in 1990 and is probably stored at a core library in Eagle River, Alaska.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

13.2

Drilling by Kennecott

Between 2004 and 2006, Kennecott drilled a total of thirty-five core holes (12,449 metres) on the Whistler project.  Fifteen of those core holes (7,953 metres) were drilled on the Whistler deposit.  The Kennecott core is stored in part at the base camp and in part in a secured warehouse in Sterling, Alaska.  The drilling was conducted by NANA-Dynatec and subsequently NANAMajor drilling from Salt Lake City, Utah, using up to three drill rigs supported by helicopter.  HQ-diameter core was recovered in 2004 and subsequently NQ in 2005 and 2006.

Kennecott personnel used extensive documented procedures during drilling.  The collar position of each borehole was laid out with a hand GPS unit.  Azimuth and inclination determined with a compass.  Each collar was subsequently surveyed using a Trimble ProXr receiver providing real-time sub-metre accuracy.  The casing was pulled after drilling.  Downhole deviation was monitored using Flex It Multi-shot readings at twenty foot (six metre) intervals.  Magnetic susceptibility and gravity data were also recorded.  Drilling, logging and sampling were conducted under the direct supervision of a suitably qualified geologist.  Core retrieved from drilling was oriented using EzMark or an ACE device.  Core recovery, geotechnical point load test, and rock quality determination were collected before the geologist recorded elaborate information about lithology, mineralogy, alteration, vein density, and structure.  Magnetic susceptibility was also measured on core at regular intervals.  All descriptive data were recorded digitally and subsequently populated an acQuire database.

A total of twenty boreholes (4,746 metres) were drilled by Kennecott to investigate other exploration targets.  Targets selected for drilling were typically chosen based on a combination of geology, geochemical and geophysical criteria interpreted to be indicative of magmatic hydrothermal processes.  The drilling strategy involved testing selected targets with vertical or angled drillholes to validate the geological model.  One or more boreholes were drilled, depending on results, in an attempt to vector towards the potassic core of a magmatic hydrothermal system known to be associated with better copper and gold sulphide mineralization in this area.

13.3

Drilling by Geoinformatics

From 2007 through 2008, Geoinformatics drilled 12 holes for 5,784 metres on the Whistler Deposit and 6 holes for 1,841 metres on other exploration targets in the Whistler area.  Geoinformatics used the same drilling contractor and drilling procedures as Kennecott (note that oriented-core was not obtained by Geoinformatics).

Exploration drilling by Geoinformatics in the Whistler area targeted geophysical anomalies in the Raintree and Rainmaker areas, using the same basic porphyry exploration model as Kennecott.

13.4

Drilling by Kiska

During the 2009-2010 Kiska drilling campaign, diamond drilling was performed by Quest America Drilling following industry-standard diamond drilling procedures.  The drilling was supervised by the owner/operator of Quest and geological staff from Kiska.  Drilling was performed by helicopter-portable.  Quest AR-65 diamond drill rigs using HQ (6.35cm) and NQ (4.76cm) diameters tools.  Drillholes were collared with HQ diameter tools and reduced to NQ diameter tools when the rig reached the depth capacity of the HQ equipment.  Collar locations were captured with hand-held GPS devices by Kiska staff.  Downhole surveys for all holes were conducted by the drill contractor every 60 metres down-hole using a Relflex EZ Shot down-hole camera.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

All drillholes were logged by Kiska geologists within the core logging facility at the Whistler exploration camp.  Geologists logged lithology type, alteration type and intensity, vein types, percentage vein volume and vein orientations (to core axis), structures (to core axis), and the percentage of sulphides and oxides.  Logging data was entered on paper logging forms (2009) and directly onto laptop computers using LogChief software (2010).  Magnetic susceptibility readings were also recorded for every metre of core using a hand-held device.  Detailed geotechnical logging was also performed and includes core recovery and rock quality designation (RQD).

During the 2009-2010 Kiska drilling campaign a total of 40 diamond drillholes were completed for a total of 18,144 metres.  Table 13-1 shows the distribution of these drillholes relative to prospect areas on the Whistler property.

13.5

Whistler Deposit

A total of five holes for 4456 metres were drilled on the Whistler deposit by Kiska in 2010.  These holes were targeted to in-fill gaps from the previous drill campaigns and to test the edges and depth of the intrusive complex that hosts the deposit.  Results from these holes are included in the updated resource estimate.

13.6

Whistler Area Exploration Drilling

A total of 21 exploration holes for 7,652 metres of drilling in the Whistler area were completed by Kiska in 2009-2010 (Figure 13-1).  A majority of these holes were drilled in the “Whistler Orbit”, an area that includes much of the broad valley floor to the north, east and south of the Whistler Ridge, that includes the Raintree and Rainmaker prospect areas (Figure 13-1).  Targeting for this drilling program was developed by a technical team comprised of Kiska and Kennecott geologists, and was based on blind geophysical targets heavily weighted by the results of the 2009 3D IP survey (chargeability and resistivity anomalies), airborne magnetic anomalies, anomaly size, and proximity to areas of known mineralization or anomalous surface geochemistry.  A majority of these holes were drilled in the Whistler Orbit and intersected andesitic volcanic rocks with moderate to strong sericite-clay-pyrite alteration and occasional sphalerite- and galena-bearing quartz-carbonate veins with banded and colliform epithermal-like textures.  The alteration and veining from these wide-spaced drillholes (on average >500 metres apart) indicate that broad areas in the Whistler Orbit define the upper, cooler margins of a large porphyry-related hydrothermal system or a cluster of smaller, coalescing porphyry-related hydrothermal systems.  Within this broad area, drilling returned Whistler-like, porphyry-style Au-Cu mineralization with significant intercepts at the Raintree West and Raintree East prospects.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

N
W
E
S
520,000 E
524,000 E
6,880,000 N
6,876,000 N
6,872,000 N
Whistler Deposit
Drilling
2009 and 2010 Collars
Pre-2009 Collars
Lithology
Intrusive Andesite
Extrusive Andesite
Megacrystic Porphyry
Leucocratic Diorite Porphyry
Hornblende Diorite
Diorite Porphyry
Intrusive Rhyolite
Feldspathic Sandstone
Greywacke - Upper Unit
Greywacke - Middle Unit
Greywacke - Lower Unit
0km
1km
2km
Scale

Moose Mountain Technical Services

Kiska Metals Corporation

Whistler Area Drilling

DRAWN BY: PGB DATE: 15/Feb/11 REV: 1	Whistler Cu-Au Project	Fig 13-1

Figure - Whistler Area Drilling

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

13.7

Raintree West

The Raintree West prospect is located 1800 metres to the east of the Whistler deposit, just off the nose of the Whistler Ridge, and was discovered by exploration drilling completed by Geoinformatics in 2008.

•

In 2009 Kiska drilled a scissor hole (WH09-002) collared to the east of the 2008 discovery hole (RN-08-06).  WH09-002 returned two significant sections of porphyry-style Au-Cu mineralization associated with chalcopyrite-bearing A- and B-style quartz veins overprinted by phyllic alteration and base metal D-type veins returning significant Ag-Pb-Zn: 1) 128.7 metres averaging 0.56ppm gold, 6.8ppm silver, 0.16% copper, 0.14% lead and 0.32% zinc from 59.0 to 187.7 metres; and 2) 97.2 metres averaging 0.61ppm gold, 6.9ppm silver, 0.16% copper, 0.24% lead and 0.59% zinc from 382.0 to 479.2 metres.  The upper intercept in this hole confirmed the result from RN-08-06, while the lower intercept represented a potentially new zone west of a significant fault zone.

•

WH10-011 was collared 600m west and 100m south of WH09-002 and was drilled towards the east to test the width of the lower zone of mineralization in WH09-002.  From 415 metres, this hole returned continuously anomalous Au values (253.74 metres of 0.14ppm Au, with weakly elevated Ag-Pb-Zn), including an 33.84 metre interval from 572.16 to 606 metres that returned 0.32ppm Au, 4.69ppm Ag, 739.8ppm Cu, 1663ppm Pb and 3675ppm Zn.  This zone is dominated by phyllic alteration and base-metal D-type veins with anhydrite, yet lacks the development of strong, high-temperature quartz veining (A- and B-style veins) seen in WH09-002.  From approximately 570 metres, this drillhole overlaps with the mineralized portion of WH09-002, and the lack of similar Au-Cu mineralization, suggests that the system may be weaker or closed to the south.

•

WH10-024 was collared 100 metres to the south of the discovery section (RN08-06 and WH09-002) and returned 83.0 metres of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc from 168 metres, within a larger interval of 299 metres that averaged 0.47 g/t gold, 5.4 g/t silver, 0.04% copper, 0.23% lead and 0.51% zinc from 5 metres.  This mineralization is dominated by sphalerite- and galena-bearing quartz-carbonate veinlets interpreted as late-stage features developed peripheral to high temperature porphyry style mineralization.

Peripheral-style Au-Ag-Pb-Zn mineralization and strong phyllic alteration in WH10-024 therefore suggests that the core of the porphyry system lies to the north.  The dimensions and geometry of geological features controlling Au-Cu mineralization (diorite porphyry bodies, quartz vein stockworks) and the true width of porphyry-style mineralization at Raintree West are currently unknown.

13.8

Raintree East

The Raintree East prospect is located 2.8km to the east-northeast of the Whistler deposit, adjacent to Portage Creek, and targeted a coincident chargeability and resistivity anomaly.

•

WH10-008 returned 90 metres from 150 to 240 metres of 0.416ppm Au; 1.33ppm Ag; 0.10% Cu; 69.4ppm Pb and 363.4ppm Zn corresponding to a zone sparse sheeted to stockwork quartz-pyrite-chalcopyrite veins (B-veins) overprinted by strong sericite-clay-pyrite alteration and local hydrothermal brecciation.

The geometry and true width of mineralization at Raintree East are currently unknown.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

13.9

Island Mountain Exploration Drilling

The majority of the drilling completed by Kiska at the Island Mountain prospect in 2009-2010 targeted the Breccia Zone (11 out of 15 holes) and the remainder targeted zones of anomalous surface rock geochemistry and alteration (Cirque Zone, Actinolite Stockwork Zone, Sandwich Zone).  Significant results were only returned from the Breccia Zone and are summarized below.  The alteration patterns and geochemical pathfinder elements from the other areas are currently being reviewed and may be used to target addition drilling in the 2011 season.

Breccia Zone:

•

Hole IM09-001 (Discovery Hole) was collared 60 metres to the west from the western margin of the breccia body and was drilled at an azimuth of 090° and dip of -50°.  IM09-001 returned 382.9 metres (top to bottom) of 0.68 ppm Au and 0.10% Cu with an upper interval in the targeted actinolite – magnetite hydrothermal breccia of 150.0 metres averaging 0.72 ppm gold, 2.37 ppm silver and 0.16% copper from 44.0 to 94.0 metres and a deeper zone of pyrrhotite veins and disseminations (“Lower Zone” mineralization) that returned 106.9 metres averaging 1.22 ppm gold, 0.69 ppm silver and 0.05% copper from 280.0 to the 386.9 metres (end of hole).

•

Hole IM10-004 was designed as a follow-up hole to test the extent of open-ended Au mineralization discovered in 2009.  This hole was collared 50 metres to the northeast of IM09-001 and was drilled on a similar azimuth and dip.  IM10-004 returned an upper intersection in the actinolite – magnetite breccia of 129.8 metres of 0.70 g/t gold, 2.5 g/t silver and 0.16% copper over 129.8 metres starting at a depth of 31.2 metres, and a lower intersection within the Lower Zone-style pyrrhotite mineralization of 151.6 metres averaging 0.78 ppm gold (no significant copper) from a depth of 231.5 metres.  Lower Zone mineralization is hosted within moderately to strongly albite-biotite-actinolite altered diorite porphyry with variable 5-20% net-textured pyrrhotite and trace chalcopyrite, and is texturally similar to the lower mineralized zone in IM09-001.  From the Lower Zone mineralization, IM10-004 continued into less-altered diorite porphyry until a depth of 489.9 metres where it intersects hornfelsed sediments to the end of the hole at 541.0 metres.

Seven step-out drillholes (IM10-006 to -013) subsequently targeted the Breccia Zone.  Relative to the discovery hole, all holes were collared on east-west sections located 50 metres south (IM10-006, 007), and 50 (IM10-010, 011), 100 (IM10-013) and 200 metres (IM10-008, 009) north.  All holes with the exception of IM10-012 were drilled toward the east at inclinations of either -45 or -60 degrees and designed to intersect breccia-hosted gold-copper mineralization and "Lower Zone”-style disseminated pyrrhotite-associated gold mineralization hosted in altered diorite intrusive rocks.  IM10-012 was drilled toward the west from the discovery-hole drill pad to define mineralization west along the discovery section.

Drill intercepts to the south of the discovery section represent Lower Zone style disseminated mineralization while holes drilled to the north intersected both Breccia and Lower Zone style mineralization with corresponding gold and in the case of breccias, gold and copper.  The geometry of the Breccia Zone intersected by this phase of drilling indicates a near vertical north-northeast trend that is likely continuous in the subsurface.  True widths of the breccia body and Lower Zone style mineralization are currently unknown.  Hole IM10-013 collared in mineralized diorite and intrusive breccias to the west of the discovery breccia indicating potential for westward expansion.  Of particular note in hole IM10-013 is that the mineralization (114.9 metre interval of 1.251 g/t gold, 4.0 g/t silver and 0.23% copper from a depth of 50.1 metres) encountered a newly observed style of mineralization spatially associated with the Breccia Zone with strong K-feldspar-biotite alteration and disseminated copper sulphides occurring in an whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

intrusive breccia 100 metres to the northwest of the actinolite – magnetite breccia.  This style of alteration – mineralization is more typical of conventional porphyry-style deposits, yet differs from the Whistler deposit due to the lack of significant quartz veining.  Holes IM10-008 and 009, located 200 metres north of the discovery hole both ended in Lower Zone style mineralization, indicating further potential for eastward and depth expansion of this style of mineralization.

Results from this drilling program indicate that gold-copper mineralization is open at depth and to the northwest of the Discovery Breccia, where surface work has mapped intrusive and hydrothermal breccias for a strike length in excess of 800 metres as well as expansive areas of altered and mineralized diorite intrusive rocks.  Extensive surface geochemical results are being compiled and will be used to guide drilling at Island Mountain in 2011 focusing on both continued expansion of the discovery zones and investigation of numerous other distinct targets.

Table - Island Mountain Significant Drill Intersections

Hole	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t	Copper g/t	Gold Eq. g/t
IM10-006	198.1	311	112.9	0.377	0.5	0.03	0.44
including	248.1	298.1	50	0.606	0.5	0.04	0.68
IM10-007	26.1	58	31.9	0.373	4.8	0.19	0.79
including	39.3	56.1	16.8	0.634	7.8	0.3	1.31
	185.1	258.9	73.8	0.23	0.6	0.04	0.31
	334	383	49	0.261	7.3	0.02	0.4
IM10-008	70	438.6	368.6	0.291	0.5	0.03	0.34
including	262	282	20	0.51	0.4	0.02	0.55
and	351	438.6	87.6	0.726	0.4	0.02	0.76
including	383	438.6	55.6	1.018	0.3	0.01	1.03
IM10-009	96	434.6	338.6	0.223	0.9	0.03	0.29
including	145.5	171	25.5	0.563	0.6	0.02	0.6
and	361	423.2	62.2	0.396	1	0.05	0.5
IM10-010	8.6	108.1	99.4	0.848	2.8	0.2	1.27
	255	293.9	38.9	0.28	0.9	0.05	0.38
	311	380	69	0.676	0.5	0.03	0.73
IM10-011	3	240.4	237.4	0.533	2.2	0.14	0.83
including	3	57	54	1.17	3.4	0.23	1.64
including	185	240.4	55.4	0.593	2.6	0.19	0.99
and	291.5	306.6	15	0.236	1	0.09	0.42
and	380	405	25	0.359	0.9	0.06	0.47
IM10-012	8.2	52	43.8	0.169	1.9	0.1	0.39
	207	226	19	0.353	2.3	0.1	0.57
	340.9	360	19	0.669	0.3	0.01	0.68
IM10-013	42	404	362	0.557	2	0.11	0.8
including	42	294	252	0.707	2.6	0.15	1.02
Porphyry-style	50.1	165	114.9	1.251	4	0.23	1.74
Lower Zone	265	294	29	0.481	1.9	0.12	0.74

*Gold equivalent calculations based on full recoveries and $550 per ounce gold, $8 per ounce silver, $1.50 per pound copper.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

14.0

SAMPLING METHOD AND APPROACH

There are no records describing the sampling method and approach used by Cominco in their 1988-89 drilling.

Rock, float, stream sediments and soil sampling procedures used by Kennecott were documented in the previous technical report (Couture, 2007).  Assaying results from this sampling were considered for resource estimation.

Core assay samples were collected from half core sawed lengthwise with a diamond saw.  The procedures indicate that the saw is cleaned regularly to avoid potential cross-sample contamination.

Sample intervals vary between 0.2 to over ten metres in length honouring geological, alteration and mineralization boundaries.  In intervals with visible sulphides, however, samples average 2.0 metres in length.  Outside visible sulphide zones, assay samples average three metres in length.  Sampling intervals were marked by a geologist and core was typically sampled continuously between sampling marks.  One borehole (04-DD-WP-01) was apparently not sampled by Kennecott.

Geoinformatics and now Kiska have applied the same sampling practices used by Kennecott.  For core sampling, assay samples are collected over regular two-metre intervals when sulphides are visible and at regular three-metre intervals otherwise.  Core assay samples were collected from half core sawed lengthwise with a diamond saw.  Sample intervals honour geological, alteration and mineralization boundaries.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

15.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

The following section is adapted from SRK 2008, “Mineral Resource Estimation Whistler Copper-Gold Project, Alaska Range, Alaska”.

The sample preparation and analytical procedures used by Cominco Alaska Inc are not known.  Core samples were assayed for gold, silver and copper and occasionally for a suite of eight other metals (arsenic, cobalt, iron, manganese, molybdenum, nickel, strontium and zinc) at an undetermined laboratory.  It is not known if quality control samples were inserted into the sampling stream.

Kennecott sampling was conducted using documented procedures describing all aspects of the field sampling and sample description process, handling of samples, and preparation for dispatch to the assay laboratory.

Kennecott used a documented chain of custody procedure to monitor and track all sample shipments departing the base camp until the final delivery of the pulp to the assaying laboratory.  The procedures include the use of security seals on containers used to ship samples, detailed work and shipping orders.  Each transfer point is recorded on the chain of custody form until the final delivery of the pulp to the assay laboratory.

All soil, rock chips, core, and stream sediments samples were organized into batches of samples of a same type and prepared for submission to Alaska Assay Laboratories Inc.  in Fairbanks, Alaska for preparation using standard preparation procedures.  This laboratory is part of the Alfred H.  Knight group an established international independent weighing, sampling and analysis service company.

Kennecott used two primary laboratories for assaying samples prepared by Alaska Assay Laboratories Inc.  The samples collected during 2004 were assayed by Alaska Assay Laboratories Inc.  in Fairbanks, Alaska.  All pulverized samples collected in 2005 and 2006 were submitted to ALS-Chemex Laboratory in Vancouver, British Columbia for assaying.  The ALS Chemex Vancouver laboratory is accredited to ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy and atomic absorption assays for silver, copper, lead and zinc.  ALS-Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

Kennecott used two secondary laboratories for check assaying.  ALS-Chemex re-assayed 191 pulp samples from the 2004 sampling programs.  Acme Analytical Laboratories Ltd. of Vancouver, British Columbia was used as a secondary laboratory in 2005 and 2006.

Core samples were prepared for assaying using industry standard procedures.  Five hundred grams of coarsely crushed core samples were pulverized to ninety percent passing a -200 mesh screen.  Two-hundred and fifty grams of rock samples were pulverized to eighty-five percent passing a -150 mesh screen.  Pulverized core and rock samples collected in 2004 were assayed by Alaska Assay Laboratories in Fairbanks for gold using a fire assay procedure and atomic absorption finish (method code FA30) on thirty grams charges and for a suite of nine metals using an aqua regia digestion and inductively coupled plasma scan (method code ICP-2A).  Core and rock samples collected after 2004 were assayed by ALS-Chemex for gold by fire assay and atomic absorption finish (Au-AA23) on thirty gram sub-samples and for a suite of thirty-four elements (including copper and silver) by aqua regia digestion and ICP-AES (method code ME-ICP41) on 0.5 gram sub-samples.  Elements exceeding concentration limits of ICP-

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

AES were re-assayed by single element aqua regia digestion and atomic absorption spectrometry (method code element-AA46).

For the drilling samples, Kennecott used comprehensive quality control samples with all samples submitted for assaying.  Each batch of twenty core samples submitted for assaying contained one sample blank, one of three project specific standards, a field duplicate and a coarse crushed duplicate.  They were inserted blind to the assay laboratory except for the coarsely crushed sample duplicates that were inserted by the preparation laboratory.

All samples collected by Geoinformatics were submitted to Alaska Assay Laboratories for preparation.  Pulps were submitted to ALS-Chemex by the preparation laboratory for assaying.  Geoinformatics used the sample preparation and assaying protocols and quality control measures developed by Kennecott.  Gold was assayed by fire assay and atomic absorption finish (AuAA23) on thirty gram sub-samples and for a suite of thirty-four elements (including copper and silver) by aqua regia digestion and ICP-AES (method code ME-ICP41) on 0.5 gram sub-samples.  Elements exceeding concentration limits of ICP-AES were re-assayed by single element aqua regia digestion and atomic absorption spectrometry (method code element-AA46).

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data.  This includes written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management and database integrity.  Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation and assaying.  They are also important to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples.  Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process.  Check assaying is typically performed as an additional reliability test of assaying results.  This typically involves re-assaying a set number of sample rejects and pulps at a secondary umpire laboratory.

The exploration work conducted by Kennecott was carried out using a quality assurance and quality control program exceeding industry best practices as documented in a data management manual describing all aspects of the exploration data acquisition and management including mapping, surveying, drilling, sampling, sample security, assaying and database management.

For drilling, Kennecott implemented comprehensive external analytical quality control measures.  Control samples were inserted in all batches of twenty core samples submitted for preparation and assaying at a rate of one blank, one project specific standard, one field duplicate, one coarsely crushed duplicate and one pulp replicate.  The pulp duplicates were organized in batches of twenty-five to fifty samples and submitted by Alaska Assay Laboratories to the Acme Assay Laboratories for check assaying and screen tests.  Kennecott also relied on the internal control measures implemented by the primary laboratory.

Two sample blanks were used by Kennecott.  A barren andesite rock (OPPBLK-1) collected on outcrop (522,399 metres east and 6874,144 metres north; Nad27, zone 5) and a barren porphyritic andesite (WP-BLK-1) intersected in borehole 04-DD-WP-01.  A blank sample (1-3 kilograms in weight) was usually inserted after a “mineralized” core sample at a rate of one in twenty samples.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

For the Whistler project, Kennecott fabricated three project specific standards (WPCO1, WP-MG1 and WP-HG1; Table 3) from coarse rejects from two boreholes drilled at Whistler (WP04-04-17 and WH04-01-17).  Coarse rejects from core samples were aggregated to create three composite samples yielding low, medium and high copper and gold values.  Each composite sample was prepared by Alaska Assay Laboratory to yield homogenized pulverized samples.  Five separate sub-samples of each standard were then submitted to five commercial laboratories for assaying.  Each standard sample was assayed twice at each laboratory yielding fifty assay results that were analyzed to determine the tolerance intervals reported in Table 3 for each standard.

The quality control program developed by Kennecott was mature and overseen by appropriately qualified geologists.  Geoinformatics implemented the Kennecott procedures.

In the opinion of MMTS, the exploration data from the Whistler project was acquired by Kennecott and Geoinformatics using adequate quality control procedures that generally meet or exceed industry best practices for a drilling stage exploration property.

Photo 15-1

Samples at Airstrip Ready for Shipping

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

SAMPLE TYPE
SAMPLE BAG
REGULAR SAMPLE
Sample Tag
HALF
DUPLICATE (DUP)
Sample Tag
FIELD DUPLICATE (FLDDUP)
Sample Tag
QUARTER
BLANK
Sample Tag
SAND (Blnk)
STANDARD (OREAS-XX)
Sample Tag
Foil Packet (Std)
1 in 20

Photo 15-2

Sampling Protocol

SEALED
15577384
ALS Chemex
1060 BUSH St
Fairbanks AK
99709-5512
2 of 10
KD 184

Photo 15-3

Sample Bags with Security Tags

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

IM10-013

KISKA METALS CORP. SAMPLE DISPATCH FORM

WHISTLER WINTER PROGRAM 2010

KSK	KSK	KSK	KSK	KSK	KSK	KSK	KSK	KSK	KSK/Wild Bill	AK Min	AK Min	AK Min	ALS Chemex	
Dispatch No.	Colour	Rice Bag #	Weight (lbs.)	Sample Tag "From"	Sample Tag "To"	No. Samples	Security Tag No.	Geotech (Initials)	Date Flown to Wolfe Lake or Anchorage (mm/dd/yyyy)	Date Shipped on Lynden or PAF (mm/dd/yyyy)	Shipped By	Waybill ID	Date Received by Chemex (mm/dd/yyyy)	Intact? (Y/N)
KD- 181	Blue	1	27	813060	813061	2	1573351	CS						
KD-		2	23	813 062	064	3	1577352							
KD-		3	14	065	066	2	353							
KD-		4	21	067	069	3	354							
KD-		5	13	070	020	1	355							
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														
KD-														

Completed By Geotech In Charge

Photo 15-4

Sample Dispatch Form

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

16.0

DATA VERIFICATION

MMTS has completed numerous verification steps, including:

•

Site visit, 13 and 14 September 2010, where the following jobs were observed, drilling, core logging, sampling, and database management.  Old drillhole collars were located by GPS, and drill core was examined.

•

Comparing original assay results against the database, a total of 1,258 entries for Au, Cu, and Ag.

•

Completing checks on the QA/QC program.

Kiska implemented a QA/QC program which included blanks, duplicates, field duplicates, and standards.

Table 16-1 shows the number and type of QA/QC samples from the 2010 drilling program.

Table - 2010 QA/QC Sampling Program

Sample Type	No. Samples	Percent of Total
Original	1171	79.7
Standards	74	5.1
Blanks	77	5.2
Duplicates	75	5.1
Field Dups	72	4.9
Total	1469	100

Results from the blank sampling program are shown in Figures 16-1 to 16-9.  For gold, the results generally show very low gold content, with highs of 16ppb in 2007, 400ppb in 2008 (one sample), and 325ppb in 2010 (two samples).  For silver, there is a high of 1ppm in 2007, 5.5ppm in 2008, and 1.8ppm in 2010.  For copper, high values include 160ppm in 2007, 1800ppm in 2008, and 3250ppm in 2010.

Figure - 2007 Blank Samples, Gold

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Figure - 2007, Silver Blank Samples

Figure - 2007 Blank Samples, Copper

Kiska Whistler, Au Blank Samples Data Set:
GXL_WHISTLER_2008
Assay Value
450
400
350
300
250
200
150
100
50
0
1 4 7 10131619222528313437404346495255586164677073767982858891 94
Samples
Au_ppb

Figure - 2008 Blank Samples, Gold

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Kiska Whistler, Ag Blank Samples Data Set:
GXL_WHISTLER_2008
Assay Value
0
1
2
3
4
5
6
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 64 67 70 73 76
Samples
Ag_ppm

Figure - 2008 Blank Samples, Silver

Kiska Whistler, Cu Blank Samples Data Set:
GXL_WHISTLER_2008
Assay Value
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 64 67 70 73 76
Samples
Cu_ppm

Figure - 2008 Blank Samples, Copper

Kiska Whistler, Au Blank Samples Data Set:
KSK_WHISTLER_2010
Assay Value
350
300
250
200
150
100
50
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 64 67 70 73 76 79
Samples
Au_ppb

Figure - 2010 Blank Samples, Gold

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Kiska Whistler, Ag Blank Samples Data Set:
KSK_WHISTLER_2010
Assay Value
2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 64 67 70 73 76 79
Samples
Ag_ppm

Figure - 2010 Blank Samples, Silver

Kiska Whistler, Cu Blank Samples Data Set: KSK_WHISTLER_2010

3500
3000
2500
2000
1500
1000
500
0
Assay Value
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 64 67 70 73 76 79
Samples
Cu_ppm

Figure - 2010 Blank Samples, Copper

Field duplicate samples represent core samples that have been quartered.  Table 16-2 summarizes the field duplicate results.  The F-test is a comparison of variances and the results indicate that the variances for all three elements appear to represent the same population.  The Student’s T-test is a comparison of means, and again, for all three elements the results indicate that the means appear to represent the same population.

Table - Summary of Duplicate Samples

Parameter	Au (ppb)	Au (ppb)	Ag (ppm)	Ag (ppm)	Cu (ppm)	Cu (ppm)
	Orig.	Dup.	Orig.	Dup.	Orig.	Dup.
Population	245	241	247	239	237	237
Minimum	4	0	0	0	4	4
Maximum	2180	3310	13	11	5670	10000
Mean	190.51	196.51	1.30	1.14	1042.08	1057.45
Standard Deviation	293.19	338.81	1.71	1.44	1081.82	1214.95
CV	1.539	1.724	1.320	1.261	1.038	1.149
F-test	0.749		1.414		0.793
Student's T-test	0.21		1.08		0.15

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Figure - Duplicate Samples, Gold

Kiska-Whistler, Duplicate Field Samples Ag
Duplicate Assay
Original Assay
12.0
10.0
8.0
6.0
4.0
2.0
0.0
0.00
2.00
4.00
6.00
8.00
10.00
12.00
14.00
Ag_ppm
Linear (Ag_ppm)
y = 0.6671x + 0.2867
R² = 0.6288

Figure - Duplicate Samples, Silver

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Kiska-Whistler, Duplicate Field Samples Cu
12000
10000
8000
6000
4000
2000
0
Duplicate Assay
0
2000
4000
6000
Original Assay
Cu_ppm
Linear (Cu_ppm)
y = 0.9243x + 94.294
R² = 0.6773

Figure - Duplicate Samples, Copper

The standard sampling program involves inserting a standard into the sample stream every 20 samples.  Standard OREAS-54Pa has an accepted gold content of 2.9ppm with a standard deviation of 0.102ppm, and an accepted copper content of 15500ppm with a standard deviation of 242.536ppm, and was used seventeen times.  As shown in Figures 16-13 and 16-14, Au was reported low once, while Cu was reported high once.

Figure - Standard Sample, OREAS-54Pa, Gold

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Figure - Standard Sample, OREAS-54Pa, Copper

Standard OREAS-53Pb has an accepted gold content of 0.623ppm with a standard deviation of 0.102ppm, and an accepted copper content of 5460ppm with a standard deviation of 845.818ppm, and was used twelve times.  As shown in Figures 16-15 and 16-16, both Au and Cu were reported high once and low once.

Figure - Standard Sample, OREAS-53Pb, Gold

Figure - Standard Sample, OREAS-53Pb, Copper

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Standard OREAS-52c has an accepted gold content of 346ppb with a standard deviation of 17ppb, and an accepted copper content of 0.344% with a standard deviation of 0.009%, and was used thirty-six times.  As shown in Figures 16-17 and 16-18, both Au were reported high once, while Cu was reported low once.

Figure - Standard Sample, OREAS-52c, Gold

Figure - Standard Sample, OREAS-52c, Copper

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Photo 16-1

Whistler, drillhole 07-06

Photo 16-2

Whistler, drilling hole 10-23

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

WH-10-019 Box 245 537.60 540.49
WH-10-019 Box 244 534.84 537.60
Box 243 531.93 534.74
Box 242 531.93
WH10-019 Box 241 526.34 529.21
WH10-019 Box 240 523.65 526.37
Box 239 520.90 523.65
Box 238 518.22
Box 237 518.22
WH10-019 Box 236 515.46
Box 235 512.00 512.75
Box 234 516.0
WH10-019 570.82
WH10-019 Box 256 568.07
WH10-019 565.52
WH10-019 Box 254 562.88
WH10-019 557.17
WH10-019 253 560.22
WH10-019 251 554.59
WH10-019 551.77
WH-10-019 546.22
WH-10-019 540.49
WH-10-019 Box 269 604.3 607.1
Box 268 601.52 604.33
Box 267 598.6 601.52
WH-10-019 Box 266 595.55 598.6
WH-10-019 Box 265 592.8 595.55
WH-10-019 264 590.1 592.8
587.34 590.1
WH10-019 Box 262 584.56 587.34
WH10-019 Box 261 581.56 584.56
WH10-019 578.78
WH10-019 Box 259 576.0 578.78
WH10 019 Box 258 573.68 576.0

Photo 16-3

Whistler, core storage area near camp

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

17.0

ADJACENT PROPERTIES

There are no adjacent properties considered relevant to this technical report.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

18.0

MINERAL PROCESSING AND METALLURICAL TESTING

Preliminary metallurgical test-work was carried out at Dawson Metallurgical Laboratories Inc. (DML) in Salt Lake City Utah from September 2004 until early 2005 with a final report being issued in March of 2005 by George Nadasdy.  Portions of that report are excerpted here to define the materials tested and the general approach to the testing.  The work was carried out under the direction of Rio Tinto Technical Services representing Kennecott.

18.1

Summary of Preliminary Metallurgical Testing, Whistler Deposit

Three different sample composites were tested.  The samples were differentiated by sample history and particle size and also by lead/zinc content.  The three designations were Original Composite, New Core Sample and Low Lead-Zinc Composite.

18.1.1

Sample Preparation

A total of approximately 180, coarse assay reject interval samples were received at our laboratory on September 13, 2004 from Kennecott Exploration.  All of the individual samples from the entire drillhole WH-04-05-21 (from 2.32 to 328.56 meters) were received.  Kennecott selected an ore interval (from 117.6 to 200.2 meters) from this drillhole for testing.

The original composite was produced by including every other individual assay reject sample from the 117.6 to 200.2 meter ore interval.  The original composite represented a total of 42.2 meters of ore and weighed 88.7 kg.  The composite was air dried and stage crushed to minus 10 mesh in preparation for testing.  The minus 10 mesh composite was mixed in a “V” cone blender and split into batches.  A 50 kg test sample was rotary table split into 2.0 kg test charges.  A 37.6 kg reserve sample was also made.  All ore samples were kept in our laboratory freezers to reduce sample oxidation.

Initial test work on the original composite produced low rougher concentrate copper grades due to sulfide activation (pyrite, galena and sphalerite floating along with the chalcopyrite).  On November 10, 2004, a second Whistler ore sample was received at our laboratory for testing.  This second sample was the remaining ½ of Kennecott’s cut core from the same drillhole (WH-04-05-21) and represented material from 140.6 to 155.3 meters.  Some of the higher grade lead-zinc core was removed by Kennecott geologists and not included in this second sample.  This core sample was designated by our laboratory as the “new core sample”.  The new core sample weighed 20.0 kg; it was stage crushed to minus 10 mesh, mixed in a “V” cone blender and then rotary table split into 2.0 kg test charges.

A third Whistler ore sample was prepared at our laboratory at the end of November for continued test work and was designated by our laboratory as the low lead-zinc composite.  The low lead-zinc composite was made from the remaining individual coarse assay reject samples not used in the original composite (from 117.6 to 200.2 meters).  At the direction of Mr. Sawyer, selected high grade lead-zinc samples were omitted from this low lead-zinc composite.  The low lead-zinc composite weighed 71 kilograms and was prepared in a similar fashion to the original composite.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

18.1.2

Testing

Three (3) separate ore samples from the gold-copper bearing Whistler project in Alaska were tested at our laboratory from September 2004 through March 2005.  Preliminary metallurgical test work included gravity concentration or flotation to recover the copper and gold.  The three (3) ore samples were designated by our laboratory as: the original composite, the new core sample and the low lead-zinc composite.  Test work conducted on the three (3) Whistler ore samples included the following:

1.

Original Composite: DML comparative (ball mill) grind work index test; a gravity centrifugal concentration and amalgamation test; a head assay screen at a (RM) P80=140m grind; rougher kinetic-reagent scoping tests; rougher kinetic-pH tests (pH 9.3, 10.0 and 10.8); three (3) stage cleaning tests at different primary and regrind sizes and cleaner tests at pH 9.3 or 11.0.

2.

New Core Sample: a gravity concentration and amalgamation test; a rougher kinetic grind series P80= 162, 111, 80 and 66 microns and a three (3) stage cleaner test at a P80=80m primary grind, a P80=48m regrind size and a cleaner pH of 9.3.

3.

Low Lead-Zinc Composite: a rougher kinetic test at a P80=80m grind; three (3) stage cleaning tests at a P80=80m primary grind and P80=37m regrind and a cleaner pH of 9.3 or 11.0.  A cleaner test was also conducted with SO2 added to the first cleaner.  A final cleaner test was conducted to generate a third cleaner concentrate for a suite of assays for smelter evaluation.

18.1.3

Results from Preliminary Testing

The initial work on the Original Sample resulted in lower than expected rougher and cleaner grades and high levels of lead and zinc reporting to the cleaner concentrate.  This was attributed to both the high lead and zinc in the feed and the fact that the composite was created from assay rejects that had potentially aged at a relatively fine crush between core preparation and metallurgical testing.

The high lead and zinc values in the Original Sample were essentially concentrated in two of the twenty-five intervals used to make up the composite.  For the two subsequent composites the high lead-zinc intervals were left out of the mix.  In addition, the second sample to be tested (New Core Sample) was produced from ½ section core that provided less opportunity for the deleterious effects of ageing when stored under ambient  atmospheric conditions at finer sizes.

In general it was found in the early work that gravity recovered gold was in the finer size ranges with an average gold grain size of minus 400 mesh (37 microns) so this avenue was not pursued in later test work on the assumption that liberated gold would be recovered through flotation.

In general, it was also found that a primary grind of ~80% passing 80 microns was required for best recovery of both copper and gold.

Below is the excerpted Table from the Dawson report indicating cleaning test results for the three composites.  The 3rd Cleaner copper grade increased from 16% to 21% to 23% for the Original, Low Pb-Zn and New Core samples respectively.  Copper recoveries were 80% to 84% with gold ranging from 60% to 65%.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Table - Three Stage Cleaning Tests

The poor performance on the original composite material was attributed to the high lead and zinc content and the effects of sample size and ageing.  The New Core material responded best and the results with the Low Pb-Zn were close but not up to the level of the core.  Thus there was a significant improvement with the exclusion of the high Pb-Zn intervals and a further improvement with the “fresh” half core.  Crushed assay rejects are generally problematic for test work with samples containing copper, lead and zinc minerals.

As per the Table, regrind sizes ranged from 34 to 53 microns.  This leaves some potential for finer regrinding to improve cleaner separations if necessary in the future.  In addition, there is further potential for copper cleaner enhancement with a higher pH regime in that part of the circuit as long as it does not have a significant negative effect on gold recoveries.

The DML report further indicates that in an analysis of cleaner test products the gold values tend to track closely with the deportment of the copper as opposed to following the iron.

18.1.4

Preliminary Conclusions

In any future work care must be taken to ensure the material to be tested is as fresh as possible and has been stored in such a manner as to minimize the potential for surface oxidation.  The resource data must be analyzed to assess the presence, level and distribution of lead and zinc throughout the deposit and appropriate samples selected for metallurgical testing so that they reflect the nature of the resource and the likely plant feed.  Care must also be taken to ensure that the copper and gold grades of the feed for any further test work reflect the expected levels in the resource.

For first pass metallurgical testing reasonable copper and gold recoveries have been achieved at less than optimum concentrate copper grades.  Care and attention to sample preparation and handling (as mentioned above) along with more in depth testing should allow for improvements in both recoveries and grades.  Further reagent screening should be carried out both to enhance recoveries and selectivity and to attempt to allow for processing at a coarser primary grind.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Combined cleaner and scavenger tails account for the loss of 29% to 35% of the contained gold and 10% to 14% of the copper.  These preliminary cleaning tests all involved open circuit cleaning.  In the normal course of more detailed flowsheet development (reagent and regrind optimization plus closure of the cleaning circuit) one could potentially expect to be able to improve copper recoveries to ~85% into a concentrate with a copper grade in the range of 25% to 27%.  A combination of the flotation improvements and the application of additional gold recovery techniques in the cleaner circuit might potentially improve gold recovery to the 75% range.

In addition, as mentioned above, future test-work should be carried out on material with feed grades reflecting the likely grade that would be mined and sent to the plant.  Lower feed grades tend to somewhat reduce metal recoveries.

18.2

Summary of Preliminary Metallurgical Testing, Island Mountain Deposit (August 21, 2010)

18.2.1

Introduction

Two holes (IM09-001 and IM09-002) were drilled at Island Mountain in 2009.  These holes produced interesting gold and copper values and also what appeared to be “interesting” associations between the contained gold, copper, pyrrhotite and magnetite.  It was decided to carryout preliminary metallurgical test work on the available sample material in order to assess the mineralogical associations and the potential for effective treatment of the rock to recover the valuable metals.  Core logging indicated an apparent difference between the upper and lower material.  The upper unit had higher copper but lower gold values and the lower material tended to contain more pyrrhotite.  The lower region also represented the greater tonnage potential.

18.2.2

Sample Selection

The drill data had been assessed in terms of a Gold Equivalent whereby copper and silver values were added to the gold value based on assumed recoveries of 75% for Au and Ag and 80% for Cu.  Assumed prices were $550, $8, $1.50 respectively for the three metals.  A simple Gold Equivalent cut-off of 0.30 g/t ($5.30/tonne at $550/Oz) was taken.  Based on this cut-off 72 out of 81 two metre intervals were selected from the upper 162 metres of IM09-001 to form an Upper Composite.  Similarly 75 out of 111 two metre intervals were selected to form a Lower Composite form the lower 222 metres of the hole.  From hole IM09-002 only 20 of 99 intervals surpassed the selected cut-off.  As the higher grade units were distributed erratically throughout the length of the hole none of this material was used for the metallurgical work.

Quarter core was available for composite preparation and it was shipped to G&T Metallurgical in Kamloops BC for composite assembly and the metallurgical testing.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

18.2.3

Feed Grade

The following Table provides the analyses of the elements of interest in the two composites.

Table - Summary of Analysis of Composites from IM09-001 and IM09-002

	Cu	Pb	Zn	Fe	S	Ag	Au	C
Upper Comp Head - 1	0.15	0.06	0.02	8.50	2.36	3.20	0.49	0.10
Upper Comp Head - 2	0.15	0.06	0.02	8.30	2.08	3.70	0.44	0.09
Average	0.15	0.06	0.02	8.40	2.22	3.45	0.46	0.09
Lower Comp Head - 1	0.050	0.06	0.01	5.70	2.77	2.30	0.80	0.17
Lower Comp Head - 2	0.048	0.06	0.01	5.90	2.82	1.60	0.90	0.19
Average	0.049	0.06	0.01	5.80	2.80	1.95	0.85	0.18
	%	%	%	%	%	g/t	g/t	%

The copper values in the Upper Composite are on the lower side of normal feed grades whereas the copper values in the Lower Composite are well below where one would generally expect to make saleable copper concentrate grades with any significant recovery.  The gold however, particularly in the Lower material, contributes a significant value to the feed.

18.2.4

Test Program

Various processing options were applied to the sample material in order to assess both the association between the gold and the other minerals and to assess the potential for economic recovery of the copper and gold.

The preferred and simplest option would be to produce a saleable copper concentrate containing the bulk of the copper and also the bulk of the gold.  Another possible route would be to leach the gold from the whole ore with cyanide.  The leaching approach could possibly produce good gold recovery but would not recover copper values and would likely involve significant cyanide consumption due to the copper content of the feed.  Hybrid approaches would involve the selective flotation of a saleable copper concentrate with some of the gold and leaching of some or all of the flotation tailings to recover un-floated gold values.

As well as recovery considerations, a significant concern in cyanide leaching arises from the consumption of cyanide by other metals and minerals in the feed material.  Of particular interest are copper and pyrrhotite.  Depending on the form and activity of the copper and iron minerals significant quantities of cyanide can be tied up as copper and iron cyanides.

The current test program included bulk flotation of copper and gold, selective flotation of copper, cyanidation of the feed material and cyanidation of the combined tailings from selective open circuit cleaning tests performed on each of the composites.  Due to the expectation that the Lower Composite likely represented the greater portion of “minable” material test work addressed this sample with confirmatory work then being applied to the Upper Composite.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

18.2.5

Metallurgical Results

Bulk Flotation

Various grinds plus some pH modification were applied to the bulk rougher flotation of both composites.  In general the best copper recoveries were achieved with flotation at a grind of ~ 80% passing 100 microns and a pH of 10.  Gold recoveries were not as sensitive to the changes.

Table - Bulk Flotation Results

		Copper			Gold
Material	Feed	Conc	Rec	Feed	Conc	Rec
	% Cu	% Cu	%	g/t	g/t	%
Upper Composite	0.15	0.90	79.66	0.50	2.82	74.41
Rougher
Lower Composite	0.05	0.41	89.15	0.96	7.12	80.41
Rougher
Lower Composite	0.05	0.31	87.94	0.94	5.41	81.02
Rougher
Lower Composite	0.05	1.40	76.02	0.94	39.40	70.73
Cleaner

Copper recoveries were reasonable considering the low head grades – particularly in the case of the Lower Composite.  However, given the value of gold in the feed, gold recoveries were considered to be too low.  In addition, a saleable copper concentrate would require a 15 to 20 fold increase in the copper grade which would further decimate the recovery of both metals.

The low gold recoveries also indicate that there is gold associated with some other mineral that is not floating in the non-selective bulk circuit.

Selective Flotation

Reagent changes were made to try and float a cleaner copper concentrate using open circuit cleaning.

Table - Selective Cleaner Flotation

Material	Feed	Conc	Rec.	Rougher	Feed	Conc	Rec.	Rougher
	% Cu	% Cu	Cu - %	Rec.	Au g/t	Au g/t	Au - %	Rec.

Upper	0.14	22.5	63.4	77.3	0.50	51.3	42.7	61.5

Lower	0.05	23.3	70.6	84.1	0.99	294	44.0	45.6

The selective flotation produced similar but somewhat lower copper rougher recoveries than those achieved in the bulk flotation circuit.  There is a potential to improve these with further optimization.  The copper loss between roughing and cleaning was similar to that experienced in the bulk circuit.  Both these aspects can be addressed by further reagent and operating condition adjustments.  Further test work with closed circuit cleaning will significantly reduce the cleaning circuit losses.  Gold recovery was much whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

lower during roughing and was significantly reduced during cleaning for the Upper Composite.  This confirms the earlier suggestion that there is a significant portion of the gold that is associated with some mineral or minerals other than the copper bearing ones.

18.2.6

Whole Ore Leach

The whole ore leach approach worked well – particularly for the Lower Composite.

Table - Whole Ore Cyanidation

	Feed	Residue	Recovery	Cyanide	Cyanide
				Strength	Consumption
	g/t	g/t	%	kg/t	kg/t

Upper Composite	0.54	0.06	89.06	2.00	1.82

Lower Composite	0.82	0.08	90.22	0.50	0.46

For both composites ~90% of the gold was extracted in 48 hours.  Higher solution strength was required for the Upper Composite and this resulted in significantly higher cyanide consumption.

18.2.7

Leaching of Selective Flotation Tails

Based on the results of the whole ore leach and the selective cleaner flotation, the flotation tailings for both composites were leached in cyanide for 48 hours at solution strength of 0.50 kg/t.

Table - Cyanidation of Selective Flotation Tailings

	Feed	Residue	Recovery	Cyanide	Cyanide	Flotation +
				Strength	Consumption	Cyanidation
						Recovery
	g/t	g/t	%	kg/t	kg/t	%

Upper Composite	0.18	0.08	56.52	0.50	0.40	75.08

Lower Composite	0.51	0.09	81.44	0.50	0.38	89.60

Leaching results were particularly good for the Lower Composite at 81% and the overall recovery by flotation and cyanidation was almost 90%.  Similar to the results of the whole ore leach, the leaching conditions for the Upper Composite can likely be optimized to improve the extent and rate of leaching for the flotation tailings from the Upper material.

18.2.8

Overall Recoveries

Potentially 90% of the gold in the Lower Composite can be recovered either by direct cyanidation or by flotation followed by cyanidation of the flotation tailings.  Similarly almost 90% of the gold can be leached from the Upper Composite and further work should improve the overall gold recovery from this material by the combined flotation-leach approach.

More in depth work should be performed to improve flotation grades and recoveries.  In addition, once an optimized flotation approach has been established the opportunities to produce a high grade copper concentrate followed by the production of a low grade gold concentrate for subsequent leaching should be investigated.  This could substantially reduce the capital and environmental ramifications of whole ore or full tailings leaching.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

18.2.9

Conclusions

The preliminary testing has Indicated that the Island Mountain material tested is amenable to copper recovery by flotation and that the gold is relatively free milling.  This is particularly true of the greater portion of the material represented by the Lower Composite.  The results indicate that in the range of 90% of the gold in the Lower Composite can be recovered by either whole ore leaching or a combination of flotation and leaching of the tailings.  With further development work, copper flotation recoveries will likely rise to the 80% Range for the Lower Composite.

Similarly, gold recovery in the range of 90% can be achieved by whole ore leaching of the Upper Composite.  Further flotation work on the Upper Composite will improve both copper and gold recoveries to concentrate.

For both materials metallurgical development and assessment work is required to develop the best flowsheet with respect to capital and operating costs, metal recoveries and overall economics.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

19.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Mineral Resource estimate for the Whistler deposit is prepared by Susan Bird under direct supervision of R.J. Morris, both with MMTS.  This represents an update from the 2008 resource estimate based on 2010 drilling and updated geology.  The resource model is built using MineSight®, an industry standard in geologic modeling and mine planning software.  The three dimensional block model has block dimensions 20mx20mx10m to cover the extent of the mineralized zone, as well as all pit limits tested.  A three dimensional solid based on geology of the porphyry deposit is used to constrain the limits of mineralization in the block model.  Gold, copper, and silver grades are interpolated into each block based on ordinary kriging.  The resource is then classified as Indicated or Inferred based on CIM Definition Standards (CIM, 2005).

19.1

Introduction

The Whistler deposit is a structurally controlled porphyry deposit with Au, Cu and Ag as the primary economic metals.  There have been three major intrusive episodes which define the mineralization at Whistler, the earliest, Main Stage Porphyry (MSP), being that of principal mineralization.  A major northwest trending fault (the Divide Fault) is used to segregate the mineralization into two domains prior to grade interpolation.  There is some evidence that lateral offsets of as much as 100m may have occurred along this fault.

Statistical analysis (cumulative probability plots, histograms, classic statistical values) of the assay data is used to confirm the domain selection, to decide if capping is necessary, and to determine the extent of non-mineralized zones within the diorite solid.  Assay data is then composited into 5m intervals, honoring the domain boundaries, with composite statistics also compiled for comparison with assay and block model data.  The composites are used to create relative variograms for Au, Cu and Ag grades using the MSDA module of the MineSight® software, thus establishing rotation and search parameters for the block model interpolation.

Validation of the model is completed by comparison of the block values with de-clustered composite values, with values interpolated by inverse distance, by the use of swath plots, tonnage grade curves, as well by a visual inspection in section and plan across the property.

Specific gravity values are based on 21 measurements by ALS Chemex to give an average density of 2.72 for ore, and 2.60 for waste.

19.2

Assay Data

Drillhole data includes all 48 holes drilled at the Whistler deposit, including five holes drilled in 2008 and five in 2010, which were not available for the previous (SRK, 2008) resource estimate.  A 3D solid of the diorite intrusion has been created based on the geology in the assay data.  The assay data has also been used to define the Divide Fault as a major fault used to define domains within the deposit.  Figure 19-1 is a three dimension plan view of the drilling, showing the mineralized rock types as Indicated by the assay data, and the domain solids.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

6872000 N
6871800 N
6871600 N
6871400 N
6871200 N
6871000 N
518000 E
518200 E
518400 E
518600 E
518800 E
519000 E
519200 E
519400 E
05DD-WH14
06DD-WH15
04DD-WH03
WH-08-10
WH-08-12
05DD-WH08
05DD-WH11
04DD-WH14
WH-08-09
WH-08-11
WH-08-08
WH10-022
WH-07-07
05DD-WH10
WH10-023
05DD-WH06A
WH-08
WH-11
04DD-WH05
WH10-021
WH-07-01
WH-07-03
WH-07-04
WH-01
WH10-020
05DD-WH07
04DD-WH01
WH-03
04DD-WH02
WH-04
WH-07-05
WH10-019
WH-07-06
05DD-WH09
WH-16
WH-12
05DD-WH13
Mineralized Intervals = 1
< 1
>= 1
Domains
Domain 1
Domain 2
1 : 7000
PROJECT:
Kiska - Whsitler Deposit
DATE:
2011/02/04
VIEW:
Plan
DRAWN BY:
MMTS - scb

Figure - Mineralized Assay Intervals and Domains of the Diorite Solid

A three dimensional view looking north of the diorite and fault as modeled is illustrated in Figure 19-2.

517800 E
518000 E
518200 E
518400 E
518600 E
518800 E
519000 E
519200 E
519400 E
519600 E
Domains
Domain 1
Domain 2
PROJECT:
Kiska - Whsitler Deposit
DATE:
2011/02/04
VIEW:
3D View looking North
DRAWN BY:
MMTS - scb

Figure - Divide Fault and Domains Modeled from Assay Data Geology whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Within the mineralized diorite body, non-mineralized intervals Indicated by assay data have been determined to be of insignificant length and occurrence.  This is evident from Figure 19-1 which indicates the scarcity and discontinuity of any non-mineralized intervals.  Statistics of the assays for the mineralized and non-mineralized zones within the diorite (summarized in Table 19-1) also indicate the relative lack of non-mineralized rock types with only 532 intervals in all the drillholes, representing only 5% of the data.

Table - Summary Statistics of Assay Data, Mineralized and Non-Mineralized Intervals

	Au		Cu		Ag		Assay interval
Parameter	Mineralized	Un-Mineralized	Mineralized	Un-Mineralized	Mineralized	Un-Mineralized	Mineralized	Un-Mineralized
Num Samples	9952	513	9951	513	9937	513	9982	532
Missing Samples	30	19	31	19	45	19	0	0
Mean	0.3401	0.133	0.1286	0.0607	1.7653	1.3471	1.6001	1.6844
Min	0.001	0.001	0	0	0.001	0.001	0.01	0.01
Max	10.667	5.18	3.09	0.607	186	39	6.1	9.9
SD	0.5816	0.3833	0.1475	0.0772	5.1967	2.3218	0.8246	1.1771
Variance	0.3382	0.1469	0.0217	0.006	27.0053	5.3906	0.68	1.3855
CV	1.7098	2.8817	1.1463	1.2716	2.9438	1.7235	0.5154	0.6988
Weighted mean	0.3128	0.106	0.122	0.0551	1.6177	1.2	1.6001	1.6844
Weighted SD	0.549	0.2872	0.1367	0.0656	4.2387	1.8863	0.8246	1.1771
Weighted variance	0.3014	0.0825	0.0187	0.0043	17.9669	3.5582	0.68	1.3855
Weighted CV	1.7552	2.7099	1.1206	1.1915	2.6202	1.5719	0.5154	0.6988

Cumulative probability plots (CPP) are used to define the two domains as separate populations for block model interpolation.  Figures 19-2 and 19-3 show the CPP plots for Au and Cu respectively, by domain.  The assay statistics of each domain are summarized in the Table 19-2.  These indicate that the domains have separate populations, with Domain 1 (east of the Divide fault) having higher grades.  Because these plots indicate a near linear trend even at higher grades, no capping of the assays data prior to compositing is deemed necessary.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Au (ppm) - Assays - by Domain
10.00
1.00
0.10
0.01
Au (ppm)
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
Cumulative % of Data
Au__Domain 1
Au__Domain 2.cpr

Figure - CPP of Au Assay Data by Domain

Cu (%) - Assays - by Domain
1.00
0.10
0.01
Cu (%)
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
Cumulative % of Data
Cu__Domain 1
Cu__Domain 2.cpr

Figure - CPP of Cu Assay Data by Domain

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Table - Summary Statistics of Assay Data by Domain

	Au		Cu		Ag
Parameter	Domain 1	Domain 2	Domain 1	Domain 2	Domain 1	Domain 2
Num Samples	6424	4056	6424	4055	6414	4051
Num Missing Samples	20	33	20	34	30	38
Mean	0.3988	0.2214	0.1323	0.1145	1.7996	1.6581
Min	0.001	0.001	0	0	0.001	0.001
Max	10.667	4.53	3.09	1.305	151.8	186
SD	0.6893	0.288	0.1611	0.1159	4.2337	6.2116
Variance	0.4751	0.083	0.0259	0.0134	17.924	38.5837
CV	1.7283	1.301	1.2179	1.0117	2.3526	3.7462
Weighted mean	0.3751	0.2023	0.1268	0.1075	1.684	1.477
Weighted SD	0.6641	0.2646	0.1511	0.1075	3.719	4.691
Weighted variance	0.441	0.07	0.0228	0.0115	13.8312	22.0059
Weighted CV	1.7702	1.3077	1.1914	0.9999	2.2084	3.176

19.3

Compositing

A compositing of Au, Ag and Cu grades has been done as 5m fixed length composites.  Small intervals less than 2m are merged with the up hole composite if the composite length is less than 5m.  Domain boundaries are honored during compositing.  The composites are also coded with the Domain codes from the solids.  Table 19-3 summarizes the statistics of the composite data.

Table - Summary Statistics of Composite Data by Domain

	Au		Cu		Ag
Parameter	Domain 1	Domain 2	Domain 1	Domain 2	Domain 1	Domain 2
Num Samples	1958	1423	1958	1423	1957	1422
Num Missing Samples	1	10	1	10	2	11
Mean	0.3723	0.2014	0.1259	0.107	1.6612	1.466
Min	0.001	0.001	0	0	0.001	0.001
Max	8.185	2.063	1.475	1.052	62.059	70.476
SD	0.5908	0.2326	0.1311	0.0952	2.4373	3.0201
Variance	0.3491	0.0541	0.0172	0.0091	5.9404	9.1209
CV	1.5871	1.1548	1.0412	0.8892	1.4672	2.0601
Weighted mean	0.3737	0.2017	0.1262	0.1072	1.6603	1.467
Weighted SD	0.5916	0.2324	0.1312	0.0953	2.4381	3.0334
Weighted variance	0.35	0.054	0.0172	0.0091	5.9442	9.2016
Weighted CV	1.5833	1.1523	1.0394	0.8883	1.4685	2.0678

Correlation of Au with Cu grades is investigated with scatter plots of the composite data, as shown in Figures 19-5 and 19-6.  These scatter plots indicate some broad correlation of Au and Cu grades, more defined for Domain 1.  Also of note, is the reduced slope for Domain 2, indicating lower Au grades. There are also significant spatial differences in the Cu-Au ratio which will be discussed in the block model results section.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Figure - Scatter-plot of Au vs. Cu Grades – Domain 1

Scatterplot - Au vs Cu Grade -Domain 2
Bivariate stats
Count: 1423
Correlation coeff (r): 0.7061
Best line slope (m): 1.7254
Best line intercept (b): 0.0167
Std error of estimate: 0.1648
95% conf. interval (m): 0.0918
95% conf. interval (b): 0.0132
Au (ppm)
Cu (%)
0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 1.60 1.70 1.80 1.90
0.00 0.02 0.04 0.06 0.08 0.10 0.12 0.14 0.16 0.18 0.20 0.22 0.24 0.26 0.28 0.30 0.32 0.34 0.36 0.38 0.40 0.42 0.44 0.46 0.48 0.50 0.52 0.54 0.56 0.58 0.60 0.62 0.64 0.66

Figure - Scatter-plot of Au vs. Cu Grades – Domain 2

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

19.4

Variography

Variograms are completed for each domain at 30 degree azimuth intervals and 10 degree plunges over the entire directional sphere.  The composite data set for Domain 2 is not large enough to produce reliable variograms.  Therefore, the parameters found for Domain 1 are used throughout the deposit.  A summary of the spherical variogram parameters is given in Table 19-4.  The Au and Cu grades are defined with a single spherical variogram model, with the Ag defined by two nested spherical structures.

Table - Variogram Parameters

Parameter	Au	Cu	Ag
			Structure 1	Structure 2
Nugget	0	0.0046	0	0
Sill	0.3801	0.0144	2.9821	6.0998
Range – Major	140	120	40	320
Range – Minor	120	120	155	155
Range – Vertical	80	110	50	190
Azimuth – Major Axis	180	180	30	30
Plunge – Major Axis	-70	-80	-70	-70
Dip - East	-50	-40	-10	-10

An example of the Variogram Model for Au in Domain 1 in each of the three ellipsoidal directions is illustrated in the Figure below.

Figure - Variogram Model for Au in Domain 1 - Gamma vs. Lag Distance (m)

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

19.5

Block Model Interpolation and Resource Classification

The block model limits and block size are as given in Table 19-5.

Table - Block Model Limits

Direction	Minimum	Maximum	Block Dimension	# of Blocks
Easting	517,200	519,860	20	133
Northing	6,870,000	6,873,000	20	150
Elevation	-50	1,280	10	133

Interpolation of Au, Cu and Ag values is done by ordinary kriging in two passes based on the variogram parameters.  Interpolation was restricted by the Diorite Solid, with composites and block codes matching within each domain.  Search parameters are summarized in the Table below.

Table - Search Parameters

Search Parameter	Pass 1	Pass 2
Resource Classification	Indicated	Inferred
Search distance	½ Range	Range
Minimum # comps	4	3
Maximum # comps	9	9
Maximum # Comps/Hole	3	2
Max # Comps / Split Quadrant	6	7

Classification is based on the variogram parameters, and restrictions on the number of composites and drillholes used in each pass of the interpolation, as Indicated in Table 19-6.  The definition of Indicated and Inferred used to classify the resource is in accordance with that of the CIM Definition Standards (CIM, 2005).

19.6

Block Model Validation

19.6.1

Comparison of Mean Grades

Interpolation is also done by Inverse Distance Squared ("ID2") weighting using the same search parameters to compare to the kriged values.  Table 19-7 gives a summary of the mean grades for de-clustered composites, kriged and IDW, indicating reasonable correlation.  Composites are de-clustered to remove any grouping of drilling in higher grade zones.  The data is de-clustered in 10mx10m blocks to 100mx100m blocks, and the minimum mean is recorded for comparison.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Table - Comparison of De-clustered Composite, Kriged, and ID2 Mean Grade Values

Class	Domain	Mean Grades
		Au (gpt)			Cu (%)			Ag (gpt)
		Min. Declust. Comp.	Kriged	ID2	Min. Declust. Comp.	Kriged	ID2	Min. Declust. Comp.	Kriged	ID2
Indicated	1	0.458	0.449	0.461	0.151	0.149	0.149	1.696	1.715	1.739
	2	0.180	0.216*	0.187	0.107	0.112	0.112	1.876	1.619	1.748
Inferred	1	0.176	0.256	0.258	0.077	0.097	0.087	1.413	1.413	1.457
	2	0.197	0.202	0.204	0.104	0.104	0.101	1.240	1.250	1.272

Note:  the higher kriged grade for Domain 2 Au compared to the composites indicates that capping of the Au may be necessary in future estimates.  However, the Domain 2 Indicated blocks contribute only 9% and 10% to the total resource and to the pit delineated resource, respectively.  Therefore, this discrepancy is not considered to be significant at this stage of exploration.

19.6.2

Volume-Variance Correction

Cutoff grade plots (tonnage-grade curves) are constructed for each metal to check the validity of the change of support in the grade estimations.  The Nearest Neighbour grade estimates are first corrected by the Affine method using the Block Variance as calculated in MineSight®.  The corrected values for Au and Cu are plotted and compared to both the kriged values and the inverse distance squared values (Figures 19-8 and 19-9).  The distributions indicates good correlation, and thus the change of support is valid.

Cutoff Grade Statistics - Au
% Greater Than Cutoff Grade
Average Grade > Cutoff Grade (gpt)
Cutoff Grade - Au (gpt)
Au-IDW (%) > COG (AUIDW)
Weighted Average AUIDW > COG (AUIDW)
Au-Kriged (%) > COG (AUKRI_VALUE)
Weighted Average AUKRI > COG (AUKRI_VALUE)
Au-NNC (%) > COG (AUNNC-affine_VALUE)
Weighted Average AUNNC > COG (AUNNC-affine_VALUE)

Figure - Tonnage-Grade Curves for Au – Comparison of Interpolation Methods

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Figure - Tonnage-Grade Curves for Cu – Comparison of Interpolation Methods

19.6.3

Swath Plots

Swath plots through the diorite body are created in N-S, E-W and vertical directions for the three main metals to compare the kriged grades to those interpolated by the Nearest Neighbour method.  These are illustrated in Figures 19-10 through 19-12.  The swath plots indicate no global bias in the kriged values, and good correlation in the main body of the data.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

EW Swath Plot - Au Grade (ppm)
Au Grade (ppm)
0.00
0.02
0.04
0.06
0.08
0.10
0.12
0.14
0.16
0.18
0.20
0.22
0.24
0.26
0.28
0.30
0.32
0.34
0.36
0.38
0.40
0.42
0.44
0.46
Tonnage
0
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000
14,000,000
16,000,000
18,000,000
20,000,000
22,000,000
24,000,000
26,000,000
28,000,000
30,000,000
32,000,000
34,000,000
36,000,000
38,000,000
40,000,000
42,000,000
44,000,000
46,000,000
518010
518160
518310
518460
518610
518760
518910
519060
Easting
TONNAGE (Sum)
AUKRI (Mean)
AUNN (Mean)

NS Swath Plot - Au Grade (ppm)
Au Grade (ppm)
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
Tonnage
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
6870710
6870873
6871035
6871198
6871360
6871523
6871685
6871848
Northing
TONNAGE (Sum)
AUKRI (Mean)
AUNN (Mean)

Elevation Swath Plot - Au Grade (ppm)
Au Grade (ppm)
0.60
0.40
0.20
0.00
Tonnage
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
105
200
295
390
485
580
675
770
Elevation
TONNAGE (Sum)
AUKRI (Mean)
AUNN (Mean)

Figure - Swath Plots of Au Grade

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

EW Swath Plot - Cu Grade (%)
Cu Grade (%)
0.15
0.14
0.13
0.12
0.11
0.10
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0.00
Tonnage
40,000,000
38,000,000
36,000,000
34,000,000
32,000,000
30,000,000
28,000,000
26,000,000
24,000,000
22,000,000
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
518010
518160
518310
518460
518610
518760
518910
519060
Easting
TONNAGE (Sum)
CUKRI (Mean)
CUNN (Mean)

NS Swath Plot - Cu Grade (%)
Cu Grade (%)
0.00
0.01
0.02
0.03
0.04
0.05
0.06
0.07
0.08
0.09
0.10
0.11
0.12
0.13
Tonnage
0
5,000,000
10,000,000
15,000,000
20,000,000
25,000,000
30,000,000
35,000,000
40,000,000
45,000,000
Northing
6870710
6870873
6871035
6871198
6871360
6871523
6871685
6871848

Elevation Swath Plot - Cu Grade (%)
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
Cu Grade (%)
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Tonnage
105
200
295
390
485
580
675
770
Elevation
TONNAGE (Sum)
CUKRI (Mean)
CUNN (Mean)

Figure - Swath Plot of Cu Grade

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

EW Swath Plot - Ag Grade (ppm)
Ag Grade (ppm)
Tonnage
Easting
2.20
2.00
1.80
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
518010
518160
518310
518460
518610
518760
518910
519060
TONNAGE (Sum)
AGKRI (Mean)
AGNN (Mean)

NS Swath Plot - Ag Grade (ppm)
Ag Grade (ppm)
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Tonnage
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
6870710
6870873
6871035
6871198
6871360
6871523
6871685
6871848
Northing
TONNAGE (Sum)
AGKRI (Mean)
AGNN (Mean)

Elevation Swath Plot - Ag Grade (ppm)
Ag Grade (ppm)
2.60
2.40
2.20
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Tonnage
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
105
200
295
390
485
580
675
770
Elevation
TONNAGE (Sum)
AGKRI (Mean)
AGNN (Mean)

Figure - Swath Plot of Ag Grade

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

19.6.4

Visual Validation

A series of E-W, N-S sections (every 20m) and plans (every 10m) has been used to inspect the ordinary kriging block model grades with the original assay data.  Figures 19-13 and 19-14 give examples of this comparison for the E-W section at 6871290N, for Au and Cu grades respectively.  Figures 19-15 and 19-16 illustrate the grade comparisons at the 690m elevation.  Plots throughout the model confirmed that the block model grades corresponded very well with the assayed grades.

Au (gpt)
< 0.0
>= 0.0
>= 0.2
>= 0.4
>= 0.6
>= 0.8
>= 1.0
>= 1.2
>= 1.4
>= 1.6
>= 1.8
>= 2.0
518000 E
518200 E
518400 E
518600 E
518800 E
519000 E
519200 E
519400 E
1100
1000
900
800
700
600
500
400
300
200
100
WH-13
WH-05
04DD-WH01
05DD-WH0
05DD-WH12
06DD-WH15
WH-08-08
PROJECT: Kiska - Whistler Deposit
ITEMS: Blocks and Assays - Au
DATE: 2011/02/05
SCALE: 1mm : 7000mm
SECTION: N 6871290
DRAWN BY: MMTS - scb

Figure - Section Comparing Au Grades for Block Model and Assay Data

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

1100
1000
900
800
700
600
500
400
300
200
100
518000 E
518200 E
518400 E
518600 E
518800 E
519000 E
519200 E
519400 E
WH-13
WH-05
04DD-WH01
05DD-WH0
05DD-WH12
06DD-WH15
WH-08-08
Cu (%)
< 0.0
>= 0.0
>= 0.1
>= 0.1
>= 0.2
>= 0.2
>= 0.3
>= 0.3
>= 0.4
>= 0.4
>= 0.5
>= 0.5
PROJECT: Kiska - Whistler Deposit
ITEMS: Blocks and Assays - Cu
DATE: 2011/02/05
SCALE: 1mm : 7000mm
SECTION: N 6871290
DRAWN BY: MMTS - scb

Figure - Section Comparing Cu Grades for Block Model and Assay Data

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

6872000 N
6871800 N
6871600 N
6871400 N
6871200 N
6871000 N
518000 E
518200 E
518400 E
518600 E
518800 E
519000 E
519200 E
519400 E
05DD-WH14
WH-08-12
05DD-WH08
04DD-WH04
WH-08-11
WH10-022
WH10-023
WH10-021
05DD-WH06A
WH-07-01
WH-07-03
WH-07-02
05DD-WH07
04DD-WH02
WH10-019
WH-07-06
05DD-WH09
WH-07-05
WH-16
WH-07-07
04DD-WH05
05DD-WH10
05DD-WH11
WH-07-04
WH-03
WH10-020
05DD-WH13
Au (gpt)
< 0.0
>= 0.0
>= 0.2
>= 0.4
>= 0.6
>= 0.8
>= 1.0
>= 1.2
>= 1.4
>= 1.6
>= 1.8
>= 2.0

PROJECT:	Kiska - Whistler Deposit
ITEMS:	Blocks and Assays - Au
DATE:	2011/02/05
SCALE:	1mm : 7000mm
PLAN:	Plan 690.00
DRAWN BY:	MMTS - scb

Figure - Plan Comparing Au Grades for Block Model and Assay Data

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

6872000 N
6871800 N
6871600 N
6871400 N
6871200 N
6871000 N
518000
518200 E
518400 E
518600 E
518800 E
519000 E
519200 E
519400
05DD-WH14
04DD-WH03
WH-15
WH-08-12
05DD-WH08
04DD-WH04
WH-08-11
05DD-WH11
WH-08-08
WH10-022
WH10-023
WH10-021
WH-07-07
05DD-WH06A
04DD-WH05
05DD-WH10
WH-07-01
WH-07-03
WH-07-02
WH-07-04
04DD-WH01
WH10-020
05DD-WH07
04DD-WH02
WH-03
WH-07-05
WH10-018
WH-07-06
05DD-WH09
WH-16
05DD-WH13
Cu (%)
< 0.0
>= 0.0
>= 0.1
>= 0.1
>= 0.2
>= 0.2
>= 0.3
>= 0.3
>= 0.4
>= 0.4
>= 0.5
>= 0.5
PROJECT: Kiska - Whistler Deposit
ITEMS: Blocks and Assays - Cu
DATE: 2011/02/05
SCALE: 1mm : 7000mm
PLAN: Plan 690.00
DRAWN BY: MMTS - scb

Figure - Plan Comparing Cu Grades for Block Model and Assay Data

Visual inspection of the Cu/Au ratio Indicated spatial variation.  Although the scatter plots of these two grades showed some correlation (Figures 19-5 and 19-6), section and plan plots reveal that the ratio changes throughout the deposit.  Figures 19-17 and 19-18 illustrate this spatial variability for a section and plan view.  The ratio generally increases at the periphery of the deposit, and to the north.  This is due primarily to higher Au grades in the center and the southern portion of the deposit.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

518000 E
518200 E
518400 E
518600 E
518800 E
519000 E
519200 E
519400 E
1000
800
600
400
200
0
WH-10
WH-08
04DD-WH05
05DD-WH12
WH10-023
WH10-022
Cu/Au
< 0.00
>= 0.00
>= 0.05
>= 0.10
>= 0.15
>= 0.20
>= 0.25
>= 0.30
>= 0.35
>= 0.40
>= 0.45
>= 0.50
>= 0.55
>= 0.60
>= 0.65
>= 0.70
>= 0.75
>= 0.80
>= 0.85
>= 0.90
>= 0.95
>= 1.00
Au (gpt)
< 0.0
>= 0.0
>= 0.2
>= 0.4
>= 0.6
>= 0.8
>= 1.0
>= 1.2
>= 1.4
>= 1.6
>= 1.8
>= 2.0
PROJECT: Kiska - Whstler Deposit
ITEMS: Blocks=Cu/Au, Comps-Au (gpt)
DATE: 2011/01/21
SCALE: 1mm : 7000mm
SECTION: N 6871450
DRAWN BY: MMTS - scb

Figure - Section of the Cu/Au Ratio Indicating Spatial Variability

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

518000 E
518200 E
518400 E
518600 E
518800 E
519000 E
519200 E
519400 E
6872000 N
6871800 N
6871600 N
6871400 N
6871200 N
6871000 N
WH-14
05DD-WH14
WH-08-10
WH-08-12
05DD-WH08
05DD-WH11
04DD-WH04
04DD-WH03
WH-08-09
WH-08-11
05DD-WH15
WH10-022
WH-07-07
05DD-WH10
WH10-023
05DD-WH06
04DD-WH05
WH10-021
WH-08-08
WH-07-01
05DD-WH12
WH-07-03
WH-07-02
WH-07-04
WH10-020
05DD-WH07
04DD-WH01
04DD-WH02
WH-07-05
WH10-019
WH-07-06
05DD-WH09
05DD-WH13
Cu/Au
< 0.00
>= 0.00
>= 0.05
>= 0.10
>= 0.15
>= 0.20
>= 0.25
>= 0.30
>= 0.35
>= 0.40
>= 0.45
>= 0.50
>= 0.55
>= 0.60
>= 0.65
>= 0.70
>= 0.75
>= 0.80
>= 0.85
>= 0.90
>= 0.95
>= 1.00
Au (gpt)
< 0.0
>= 0.0
>= 0.2
>= 0.4
>= 0.6
>= 0.8
>= 1.0
>= 1.2
>= 1.4
>= 1.6
>= 1.8
>= 2.0

PROJECT:	Kiska - Whstler Deposit
ITEMS:	Blocks=Cu/Au, Comps-Au (gpt)
DATE:	2011/01/21
SCALE:	1mm : 7000mm
PLAN:	Plan 640.00
DRAWN BY:	MMTS - scb

Figure - Plan of the Cu/Au Ratio Indicating Spatial Variability

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

19.7

Pit Delineated Resource

The Lerch-Grossman (LG) pit optimization procedure in the MSEP module of MineSight has been used to create the ultimate pit shell at the Base Case assumptions.  The required assumptions, and the resulting pit delineated resource are summarized in the following section.

Process recoveries are based on preliminary metallurgical studies.  The recoveries used to determine the Net Smelter return are given in Table 19-8, with economic inputs summarized in Table 19-9.

Table - Process Recoveries

Metal	Recovery (%)
Au	75
Cu	85
Ag	75

Table - Economic Inputs

Parameter	November 2010 Values
Au Price (USD)	990 $/oz
Cu Price (USD)	2.91 $/lb
Ag Price (USD)	15.40 $/oz
Mining Costs	1.50 $/tonne ROM
Milling + G&A	7.50 $/tonne ore
G & A	0.50 $/tonne ore
Mining Recovery	100%
Dilution	0%
NSP – Au (CDN)	32.072 $/g
NSP – Cu (CDN)	2.824 $/lb
NSP – Ag (CDN)	0.446 $/g

*Indicated and Inferred resources are used for pit optimization.

*Pit slope angle is considered constant at 45 degrees for all cases.

The pit delineated resource is summarized in Table 19-10, and is the base case resource for the Whistler deposit.  Process recoveries, as well as mining, processing and off site costs have been applied in order to determine that the pit resource has a reasonable prospect of economic extraction.  It uses a $7.50/ton cut-off (approximately 0.3 g/t Au Eq cut-off at the base case prices) and yields an Indicated resource of 79.2M tonnes at 0.51 g/t gold, 0.17% copper and 1.97 g/t silver (2.25 M oz Au Eq) and an Inferred resource of 145.8M tonnes at 0.40 g/t gold, 0.15% copper and 1.75 g/t silver (3.35M oz Au Eq).

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Table - Pit Delineated Resource at Base Case Prices and Costs

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq3 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35

1.  Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs

2.  Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper; USD$990 per ounce gold, USD$15.40 per ounce silver and USD$2.91 per pound of copper.

3.  Totals may vary due to rounding.

There is an additional 83 Mt of material above a 0.3 Equivalent Au cutoff that has been interpolated within the model, using the search parameters as defined in Table 19-6.  This has the potential to become part of the economic pit delineated resource with a change in pit design or economic parameters.

19.8

Comparison with the 2008 Resource Estimate

An NI43-101 resource estimate of the Whistler deposit was completed in January 2008 by Geoinformatics Exploration Inc.  The 2010 updated estimate substantially increases the size of the in-pit Indicated resource with a 164% increase in tonnes and a 68% increase in contained metal by Gold Equivalent ounces, as summarized in Table 19-11.  In the Inferred category (open pit), the new estimate reports an 19% increase in tonnes with a 16% decrease in contained Gold Equivalent ounces due to lower grades.  The new resource estimate also reduces the strip ratio substantially from 1.93 to 1.32.

Table - Change in LG Pit De-lineated Resource Estimate from SRK 2008 Estimate

CLASS	Change in Values (%)
	ROM Resource tonnes	Contained Eqv. Au	Contained Gold	Contained Copper	Contained Silver
Indicated	164.1%	67.7%	53.4%	89.9%	111.8%
Inferred	18.5%	-15.7%	-20.6%	-9.4%	0.2%

The new estimate shows an increase in total tonnage and corresponding decrease in grade for the pit-delineated resource due primarily to two factors.  The 2010 model utilized two geological domains (the Whistler Diorite Solid separated in east-west domains by the Divide Fault) whereas the 2008 model used five grade shells to define the extent of mineralized domains.  The lowest grade shell in the 2008 model was defined at a 0.30 g/t Au Eq cut-off and thus ignored lower grade material outside of that shell.  This has the effect of decreasing the tonnage and increasing the grade of the deposit relative to the geological domains used in the 2010 estimate.  The second factor is that the additional drilling at the periphery of the deposit intersected lower grade material than what was predicted by the 2008 model.  This drilling also showed there may be a stronger structural control to mineralization than what was previously believed.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

20.0

OTHER RELEVANT DATA AND INFORMATION

MMTS does not believe that there is any other relevant data and information for the Whistler deposit.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

21.0

INTERPRETATION AND CONCLUSIONS

MMTS has reviewed and audited the exploration data available for the Whistler gold-copper project.  This review suggests that the exploration data accumulated by Cominco Alaska, Kennecott, Geoinformatics, and Kiska is generally reliable for the purpose of resource estimation.

Following geostatistical analysis and variography, MMTS constructed an initial mineral resource block model for Whistler gold-copper deposit constraining grade interpolation to within the two large mineralization domains.  After validation and classification, MMTS used preliminary pit optimization routines to assess the portions of the Whistler gold-copper deposit that shows reasonable prospects for economic extraction from an open pit.  A pit shell was used to report an open pit resource at a $7.50/t cut-off.

Mineral resources for the Whistler gold-copper deposit have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines.  There is insufficient information at this early stage of study to assess the extent to which the mineral resources will be affected by environmental, permitting, legal, title, taxation, socioeconomic, marketing or other relevant factors.

In the opinion of MMTS, the block model resource estimate and resource classification reported herein are a reasonable representation of the global gold, copper and silver mineral resources found in the Whistler deposit.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

In reviewing the mineral resource model MMTS draws the following conclusions:

•

The preliminary pit optimization work conducted to allow MMTS to report an open pit resource clearly indicates that the ultimate pit depth is driven by the apparent closure of the higher grade main zones at depth due to lack of drilling.  Clearly, the sulphide mineralization does not end with the end of the drilling data and therefore, deep drilling is required to test the depth extension of the higher grade Main Zones.  With further deep drilling there is an opportunity to increase the amount of mineral resources potentially available for open pit mining.

•

Step out drilling is warranted along the periphery of the deposit to properly close the lateral extensions of both the lower grade Whistler and the higher grade Main Zone.  This drilling may result in expanding the size of the Whistler deposit.  Furthermore, the drilling would help in understanding the spatial relationship between the main stage porphyry that carries all gold and copper mineralization with the barren later stages of porphyry.

•

Geostatistical analysis, variography, and visual inspection suggest that Indicated mineral resource classification required drill spacing of approximately 50m.  There is, therefore, an opportunity to upgrade parts of the Inferred mineral resources to an Indicated classification with additional infill drilling.

•

The gold-copper mineralization is accompanied with zinc and lead sulphide mineralization that was not modeled as part of this initial resource evaluation.  The preliminary metallurgical test work completed by Kennecott suggests that copper and gold recoveries may be impacted by the presence of lead and zinc sulphides.  It would be beneficial to attempt to model zinc and lead zones separately and analyze their distribution relative to the gold-copper zones.  Moreover, the whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

relationship between gold and copper is poorly constrained.  Petrographic work could help in establishing their parageneses and provide a better understanding the relative distribution of the two metals.

•

The Whistler gold-copper deposit represents a significant discovery.  However, potential stand alone development may be challenging considering its location and its grade tonnage characteristics.  Obviously, any additional discovery through regional exploration will have a positive impact on the development potential of the Whistler project.  Already several promising exploration targets have been identified and prioritized (see below).

•

The characteristics of the Whistler gold-copper deposit are of sufficient merit to justify undertaking preliminary engineering and environmental studies aimed at completing the characterization of the context of the sulphide mineralization.  In addition to providing a Preliminary Economic Assessment for the project, the conceptual study would be useful in determining certain specific economic thresholds for a viable mining operation in this part of Alaska.

In order to base the conceptual study on project specific data, Kiska should consider undertaking the following studies:

•

Detailed topographic survey to derive accurate topography data (the area should include the deposit and other potential mine infrastructures such as processing and mine waste facilities);

•

Baseline environmental studies including water quality monitoring, wildlife habitats and other studies for which long-term and seasonal data are required at the permitting stage;

•

ABA testing and geochemical characterization of sulphide and barren rocks;

•

Bench scale metallurgical studies including petrography, grinding and milling testing and metallurgy;

•

Review of geotechnical data including recommendations for improving field geotechnical data collection and consideration for specific geotechnical drilling.

These studies are essential to the full characterization of the Whistler project and to support a meaningful conceptual mine design and to provide robust key assumptions for a Preliminary Economic Assessment.

Property-wide exploration by Kennecott, Geoinformatics and Kiska has shown that, in addition to the Whistler deposit, the property hosts other zones of porphyry Au-Cu mineralization that have the potential to positively contribute to the economics of mining development at the Whistler property.  These include the Raintree, Rainmaker and Island Mountain Breccia prospects, where drilling has returned ore-grade mineralization over significant widths.  At this time, however, drilling in these areas is of insufficient quantity or density to quantify the geometry, true widths or volume of mineralization.

Porphyry mineralization on the Whistler property, as shown by the Whistler deposit, has a well characterized geophysical signature, including anomalous magnetism associated with both diorite lithologies and magnetite alteration and veining coeval with Au-Cu mineralization, and IP chargeability anomalies associated with elevated sulphide disseminations associated with mineralization.  High resistivity coincident with the Whistler deposit is likely related to lesser altered diorites as well as quartz alteration primarily as sulphide mineralized quartz veinlets.  The entire property is covered by airborne magnetic surveys.  These surveys have identified large areas of interest to focus exploration (Raintree, whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Rainmaker) and drill targets that have led to the discovery new zones of mineralization (Raintree West).  In addition, these areas of interest, particularly the Whistler Orbit, have been covered with 2D and 3D IP surveys, which in conjunction with the airborne magnetic data, have been used successfully to target “blind”, near-surface Au-Cu mineralization buried by glaciofluvial sediments.

With the exception of the Island Mountain prospect, much of the prospective exploration targets on the property are covered by glaciofluvial sediments.  In addition, the quantity and quality of the geophysical data in these areas is such that further exploration in covered areas should employ drilling to target untested anomalies and expand known areas of mineralization (Raintree West, Raintree East, Rainmaker).  At Island Mountain, further drilling is required to test the continuity, geometry and width of mineralization within and potentially along strike and at depth of the Breccia Zone.  In addition, further geological field work (mapping, soil/rock sampling), compilation and interpretation could be undertaken to rank and prioritize other less advanced exploration targets for exploration drilling (Muddy Creek, Round Mountain, Snow Ridge).

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

22.0

RECOMMENDATIONS

At the Whistler Deposit, the following recommendations are made:

1)

A better understanding of the current known faults could be an opportunity for increasing the resource at Whistler.  Particularly in the south of the deposit (south of N6971200).  There is a paucity of drillhole data on both sides of the Divide fault in this area, resulting in blocks left un-interpolated within the diorite solid.  Furthermore, there is little evidence for the fault location.  Previous interpretation (Kennecott, 2007) did not include the Divide fault extending south of approximately 6871280N.  Figures 23.1 and 23.2 are plan and section views of the model and composite Au grades.  These plots indicate the area west of the interpreted Divide Fault with no drilling and Au grades not interpolated into the blocks, but within the LG pit resource (shown in black).  Drillhole WH-10-19 returned economic grades.  Targeting this area would both allow blocks to be interpolated in this area and better define the fault location.

0500-WH08
0400-WH04
0500-WH11
0500-WH15
WH-08-11
WH10-022
WH-07-07
WH-08-08
0500-WH10
0500-WH06A
0500-WH12
WH-07-03
WH-07-02
WH-07-04
WH10-020
0500-WH07
0400-WH02
0400-WH01
WH10-019
WH-07-06
0500-WH09
0500-WH13
6871600 N
6871500 N
6871400 N
6871300 N
6871200 N
6871100 N
6871000 N
518300 E
518400 E
518500 E
518600 E
518700 E
518800 E
518900 E
519000 E
519100 E
Au (gpt)
< 0.0
>= 0.0
>= 0.2
>= 0.4
>= 0.6
>= 0.8
>= 1.0
>= 1.2
>= 1.4
>= 1.6
>= 1.8
>= 2.0
Domains
MMTS - 1
MMTS - 2
PROJECT: Kiska - Whistler Deposit
ITEMS: Blocks and Assays - Au
DATE: 2011/02/08
SCALE: 1mm : 4000mm
PLAN: Plan 540.00
DRAWN BY: MMTS - scb

Figure - Plan of Au Grade and Drilling at 540m Elevation

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

900
800
700
600
500
400
300
518300 E
518400 E
518500 E
518600 E
518700 E
518800 E
518900 E
519000 E
519100 E
519200 E
WH-16
0500-WH12
Au (gpt)
< 0.0
>= 0.0
>= 0.2
>= 0.4
>= 0.6
>= 0.8
>= 1.0
>= 1.2
>= 1.4
>= 1.6
>= 1.8
>= 2.0
Domains
MMTS - 1
MMTS - 2
PROJECT: Kiska - Whistler Deposit
ITEMS: Blocks and Assays - Au
DATE: 2011/02/08
SCALE: 1mm : 4000mm
PLAN: N 6871110
DRAWN BY: MMTS - scb

Figure - Section of Au Grade and Drilling at 6871110N

2)

Revision of the geologic model to provide a better understanding of how the three later stages of intrusion relate to the mineralization.  This would involve re-logging of core with the current knowledge of the assay values.  Through re-interpretation in section and plan it is the expected outcome that 3D solids of each intrusive phase could be constructed.

3)

Similarly, 3D solids of alteration and structural domains should be created from the re-interpretation.

4)

The use of classical statistics (cumulative probability plots, histograms, box-plots, and contact analyses) should be used to define the final controlling factors to mineralization as being due to lithology, alteration, structure, or a combination of these.

5)

Creation of a new block model in which the updated geologic domains are used in conjunction with indicator kriging to reduce smoothing of the mineralized and non-mineralized zones within the deposit would increase the accuracy of the model.

6)

Additional in-fill drilling to upgrade the classification of Inferred to Indicated would require drillhole spacing of 50m, as Indicated by Figure 22-3.  However, this is recommended subsequent to the additional drilling outlined for the remaining deposits as discussed below.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

6872000 N
6871900 N
6871800 N
6871700 N
6871600 N
6871500 N
6871400 N
6871300 N
6871200 N
6871100 N
6871000 N
518000 E
518100 E
518200 E
518300 E
518400 E
518500 E
518600 E
518700 E
518800 E
518900 E
519000 E
519100 E
519200 E
519300 E
519400 E
519500 E
519600 E
Avg. Dist
< 30
>= 30
>= 40
>= 50
>= 60
>= 70
>= 80
>= 90
>= 100
Domains
Domain 1
Domain 2
PROJECT: Kiska - Whstler Deposit
ITEMS: Blocks= Avg. Dist Inferred Only
DATE: 2011/02/08
SCALE: 1mm : 7000mm
ELEV: Plan 670.00
DRAWN BY: MMTS - scb

Figure - Plan of Average Distance to Composite for Inferred Blocks

Based on the interpretations and conclusions regarding the exploration potential on the property, an exploration drilling program comprised of two phases is warranted (Table 22-1).

Phase 1 would consist of a “top-of-bedrock” grid drilling program in the Whistler Orbit and further step-out drilling from the Raintree West prospect.  The grid drilling program would penetrate the glacial cover and drill approximately 50 metres into bedrock to obtain geological and geochemical data.  This data, in conjunction with the existing airborne magnetic data and 3D IP data, would considerably enhance exploration targeting for Phase 2 drilling.  Drilling on 200 metre centres from 50 holes (2500 metres) would cover the most prospective areas in the Whistler Orbit.  Concurrently, infill and step-out drilling at the Raintree West target (3000 metres) is recommended to test the geometry and continuity of this prospect, particularly the north end where geological vectors from the previous drilling indicate the best potential for the core of the porphyry system.  Any significant mineralized intercepts from this phase of step-out drilling should be sent for metallurgical testing with particular focus on the impact of the relatively high lead zinc concentrations.

The Phase 2 program should consist of follow-up drilling in the Whistler Orbit to target anomalies generated by the grid drilling program and to expand drilling at Raintree West if warranted by the results of Phase 1.  This program could warrant 15,000 metres of drilling.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

The Phase 2 drilling would also consist of 8,000 metres of diamond drilling to in-fill and expand mineralization at the Breccia Zone at Island Mountain.  Mineralization is open to south and north, and undrilled breccia bodies occur for 700 metres to the north of the Breccia Zone.

Concurrently with Phase 1 and Phase 2 drilling, further surface mapping, sampling and compilation work should continue to rank and prioritize other exploration targets on the property (Muddy Creek, Snow Ridge, Old Man Breccia, Spur), with the aim to test one or more of these targets in Phase 2 (3000 metres).

Table - Proposed Exploration Budget

Work Program	Units		Rate	Sub-total CDN $
Phase 1
Raintree West Drilling*	3000	m	$ 375	$ 1,125,000
Whistler Orbit Grid Drilling	2500	m	$ 275	$ 687,500
Drill Mobilization				$ 60,000
Raintree Metallurgical Sampling				$ 50,000
Planning and Supervision Wages				$ 150,000
Airborne Geophysics				$ 160,000

	Sub-total Phase 1			$ 2,072,500
Phase 2
Drilling Program
Raintree-Rainmaker Core Drilling*	15000	m	$ 375	$ 5,625,000
Island Mountain Breccia Zone Drilling*	8000	m	$ 375	$ 3,000,000
Other Targets	3000	m	$ 375	$ 1,125,000
Planning and Supervision Wages				$ 300,000

Surface Mapping Reconnaissance
Wages - Mappers and Samplers				$ 100,000
Rock and Soil Assays	2000	samples	$ 50	$ 100,000

	Sub-total Phase 2			$ 10,250,000
Whistler Deposit Modeling
Wages and Technical Support				$ 150,000
Update to Mineral Resource Model				$ 50,000
	Sub-total			$ 200,000
Kiska Support Costs
Database Support (field season)				$ 120,000
Data Interpretation (post field season)				$ 120,000
	Sub-total Support			$ 240,000
Sub-total				$ 12,762,500
Contingency			10%	$ 1,276,250
Administration				$ 200,000

TOTAL				$ 14,238,750

*all-in cost includes assays, helicopter-support, camp costs based on Kiska 2010 drilling costs whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

23.0

REFERENCES

Beikman, H., 1980, Compiler.  Geology of Alaska.  Digital geology data obtained from the Alaska Geospatial Data Clearinghouse and modified using MapInfo Professional.  (http://agdc.usgs.gov/data/usgs/geology/).

Canadian Institute of Mining, Metallurgy and Petroleum (2005): CIM DEFINITION STANDARDS – For Mineral Resources and Mineral Reserves, CIM Standing Committee on Reserve Definitions, adopted December 11, 2005.

Couture, JF.  2007.  Independent Technical Report on the Whistler Copper-Gold Exploration Project.  SRK Consulting (Canada) Inc.  92 pages.  Available at www.sedar.com.

Franklin, R.  2007.  Whistler Project Synopsis.  Kennecott Exploration Company, unpublished internal report.  52 pages.

Franklin, R., Young, L., and Boyer, L.  2006.  Whistler Project – 2005 Exploration Summary Report.  Kennecott Exploration Company, unpublished internal report.  180 pages.

Franklin, R.  2005.  Whistler Project – 2004 Exploration Summary Report.  Kennecott Exploration Company, unpublished internal report.  29 pages.

Geoinformatics News Release dated February 12, 2005 and announcing revisions to an Exploration Alliance with Kennecott.

Geoinformatics News Release dated June 7, 2007 and announcing the signature of an agreement with Kennecott concerning the acquisition of the Whistler project in Alaska.

Nadasdy, G.S., 2005.  Results of Preliminary Metallurgical Test Work Conducted on Three Ore Samples from the Copper and Gold Bearing Whistler Project.  Dawson Metallurgical Laboratories Inc.  report to Rio Tinto Technical Services, dated March 24, 2005.  76 pages.

Proffett, J.  2005.  Report on work done on the Whistler Project, including Island Mountain and Round Mountain, unpulished report submitted to Kennecott Exploration Company.  11 pages.

Seedorf, E., Dilles, J.D., Proffett, J.M., Jr., Einaudi, M.T., Zurcher, L., Stavast, W.J.A., Johnson, D.A., and Barton, M.D., 2005, Porphyry Deposits: Characteristics and Origin of Hypogene Features, in Hedenquist, J.W., Thompson, J.F.H., Goldfarb, R.J., and Richards, J.R., eds., Economic Geology 100th Anniversary Volume: Society of Economic Geologists, Littleton, Colorado, p.  251-298.

Sillitoe, R.H., 2010.  Porphyry Copper System, Economic Geology, v 105, no 1, p 3-41.

SRK 2008, “Mineral Resource Estimation Whistler Copper-Gold Project, Alaska Range, Alaska”.

Young, L.  2006.  Geological Framework of the Whistler Region, Alaska, 20032005.  Kennecott Exploration Company, unpublished internal report.  181 pages.

Young, L.  2005.  Geological Setting of the Whistler Porphyry Copper Prospect, Alaska.  Kennecott Exploration Company, unpublished internal report.  88 pages.

Wilson, P.  2007.  2007 Whistler Drilling QA/QC Results.  Geoinformatics Exploration Inc.  unpublished internal report, 19 pages.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

24.0

DATE AND SIGNATURE PAGE

I, Robert J. Morris, M.Sc., P.Geo., do hereby certify that:

1)

I am a Principal of Moose Mountain Technical Services, 6243 Kubinec Road, Fernie BC V0B 1M1.

2)

I graduated with a B.Sc. from the University of British Columbia in 1973.

3)

I graduated with a M.Sc. from Queen’s University in 1978.

4)

I am a member of the Association of Professional Engineers and Geoscientists of B.C.  (#18301).

5)

I have worked as a geologist for a total of thirty-seven years since my graduation from university.

6)

My past experience with gold-copper exploration and mining includes work on Galore Creek, Kemess North, Huckleberry, QB in Chile, and Petaquilla in Panama.

7)

I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person”.

8)

I am responsible for the entire technical report entitled “Resource Estimate Update for the Whistler Gold Copper Deposit and Results of Property Wide Exploration”, dated 17 March 2011, except Items 18 and 19.

9)

I completed a site visit of the property 13 and 14 September 2010.  I have had no prior involvement with the Whistler property.

10)

I am independent of Kiska Metals Corporation, and work as a geological consultant to the mining industry.

11)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose, which makes the Technical Report misleading.

12)

I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

13)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Date this 17th day of March 2011

“Signed”

________________________

Signature of Qualified Person

Robert J. Morris, M.Sc., P.Geo.

Print Name of Qualified Person

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Consent of Author

To:

Commission des Valeurs Mobilieres du Quebec

Ontario Securities Commission

Manitoba Securities Commission

Saskatchewan Financial Services Commission – Securities Division

Alberta Securities Commission

British Columbia Securities Commission

I, Robert J. Morris, consent to the public filing of the technical report entitled “Resource Estimate Update for the Whistler Gold Copper Deposit and Results of Property Wide Exploration”, dated 17 March 2011, and to extracts from, or a summary of, the technical report in the written disclosure being filed, and confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated this 17th day of March 2011

“Signed”

________________________

Signature of Qualified Person

Robert J. Morris, M.Sc., P.Geo.

Print Name of Qualified Person

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

I, Robert J. Tucker, residing at 690 Wilkes Road, Mayne, BC, Canada, V0N 2J0 do hereby certify that:

1)

I am a professional engineer providing consulting services and am registered with the Professional Engineers of Ontario and the Association of Professional Engineers and Geoscientists of BC;

2)

I am a graduate of Queen’s University in Kingston in Mining (Mineral Processing Option) in 1974.  I obtained my MScA.  also from Queen’s in 1984;

3)

I have practiced in the Mineral Processing field since graduation in plant operations, direction of metallurgical test work, flowsheet development, evaluations, and detailed engineering;

4)

I have reviewed Whistler metallurgical test work provided by Kiska Metals including reports and test work details from Dawson Metallurgical Laboratories;

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and Section 14 of this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)

I, as a qualified person am independent of the issuer as defined in Section 4.1 of National Instrument 43-101;

7)

I am responsible for the preparation of Section 18 Mineral Processing and Metallurgical Testing for the technical report entitled, “Resource Estimate Update for the Whistler Gold Copper Deposit and Results of Property Wide Exploration”;

8)

I was retained by Kiska Metals Corporation to review the metallurgical testing data and reports and prepare Section 18 of the technical report in accordance with NI 43-101 and Form F43-101F1 guidelines;

9)

That, as of the date of this certificate, to the best of my knowledge, information and belief, Section 14 of this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)

I hereby consent to the use of this report for submission to any Provincial regulatory authority;

11)

I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Date this 17th day of March 2011

“Signed”

________________________

Signature of Qualified Person

Robert J. Tucker P.  Eng

Print Name of Qualified Person

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Consent of Author

To:

Commission des Valeurs Mobilieres du Quebec

Ontario Securities Commission

Manitoba Securities Commission

Saskatchewan Financial Services Commission – Securities Division

Alberta Securities Commission

British Columbia Securities Commission

I, Robert J. Tucker, consent to the public filing of the technical report entitled “Resource Estimate Update for the Whistler Gold Copper Deposit and Results of Property Wide Exploration”, dated 17 March 2011, and to extracts from, or a summary of, the technical report in the written disclosure being filed, and confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated this 17th day of March 2011

“Signed”

________________________

Signature of Qualified Person

Robert J. Tucker, P.Eng.

Print Name of Qualified Person

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

I, Susan C. Bird, M.Sc., P.Eng., do hereby certify that:

1)

I am an Associate Engineer of Moose Mountain Technical Services, residing at 32 Paddon Ave., Victoria, B.C.  V8V 2M5.

2)

I graduated with a B.Eng. from the Queen’s University in 1989.

3)

I graduated with a M.Sc. from Queen’s University in 1993.

4)

I am a member of the Association of Professional Engineers and Geoscientists of B.C.  (#25007).

5)

I have worked as an engineering geologist for a total of 15 years since my graduation from university.

6)

My past experience with porphyry deposits includes exploration and engineering work on Gibraltar, Kerr-Sulphurets-Mitchell (KSM), Los Bronces and Morenci among others.

7)

I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person”.

8)

I am responsible for Section 19 of the report entitled “Resource Estimate Update for the Whistler Gold Copper Deposit and Results of Property Wide Exploration”, dated 17 March 2011.

9)

I am independent of Kiska Metals Corporation, and work as a geological and mining consultant to the mining industry.

10)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose, which makes the Technical Report misleading.

11)

I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Date this 17th day of March 2011

“Signed”

________________________

Signature of Qualified Person

Susan C. Bird, M.Sc., P.Eng.

Print Name of Qualified Person

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

Consent of Author

To:

Commission des Valeurs Mobilieres du Quebec

Ontario Securities Commission

Manitoba Securities Commission

Saskatchewan Financial Services Commission – Securities Division

Alberta Securities Commission

British Columbia Securities Commission

I, Susan Bird, consent to the public filing of the technical report entitled “Resource Estimate Update for the Whistler Gold Copper Deposit and Results of Property Wide Exploration”, dated 17 March 2011, and to extracts from, or a summary of, the technical report in the written disclosure being filed, and confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated this 17th day of March 2011

“Signed”

________________________

Signature of Qualified Person

Susan C. Bird, M.Sc., P.Eng.

Print Name of Qualified Person

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

25.0

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Whistler property is not in production.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

26.0

ILLUSTRATIONS

Illustrations and drawings accompany each of the sections.

whistler resource estimate 17march2011final

Kiska Metals Corporation

  Whistler Resource Estimate

  17 March 2011

APPENDIX A – Claims List

Claim Name	Group Name	Claim #	ADL #	Area (acre)	Owner
PORT 2151	Port	2151	633446	40	Kent Turner
PORT 2152	Port	2152	633447	40	Kent Turner
PORT 2153	Port	2153	633448	40	Kent Turner
PORT 2251	Port	2251	633449	40	Kent Turner
PORT 2252	Port	2252	633450	40	Kent Turner
PORT 2253	Port	2253	633451	40	Kent Turner
PORT 2351	Port	2351	633452	40	Kent Turner
PORT 2352	Port	2352	633453	40	Kent Turner
PORT 2353	Port	2353	633454	40	Kent Turner
PORT 2354	Port	2354	633455	40	Kent Turner
PORT 2355	Port	2355	633456	40	Kent Turner
PORT 2454	Port	2454	633457	40	Kent Turner
PORT 2455	Port	2455	633458	40	Kent Turner
PORT 2456	Port	2456	633459	40	Kent Turner
PORT 2457	Port	2457	633460	40	Kent Turner
PORT 2458	Port	2458	633461	40	Kent Turner
PORT 2459	Port	2459	633462	40	Kent Turner
PORT 2555	Port	2555	633463	40	Kent Turner
PORT 2556	Port	2556	633464	40	Kent Turner
PORT 2557	Port	2557	633465	40	Kent Turner
PORT 2558	Port	2558	633466	40	Kent Turner
PORT 2559	Port	2559	633467	40	Kent Turner
PORT 2655	Port	2655	633468	40	Kent Turner
PORT 2656	Port	2656	633469	40	Kent Turner
PORT 2657	Port	2657	633470	40	Kent Turner
WHISPER 105	Whisper	105	641182	40	Geoinformatics Alaska Exploration Inc
WHISPER 106	Whisper	106	641183	40	Geoinformatics Alaska Exploration Inc
WHISPER 107	Whisper	107	641184	40	Geoinformatics Alaska Exploration Inc
WHISPER 108	Whisper	108	641185	40	Geoinformatics Alaska Exploration Inc
WHISPER 109	Whisper	109	641186	40	Geoinformatics Alaska Exploration Inc
WHISPER 120	Whisper	110	641187	40	Geoinformatics Alaska Exploration Inc
WHISPER 127	Whisper	111	641188	40	Geoinformatics Alaska Exploration Inc
WHISPER 128	Whisper	112	641189	40	Geoinformatics Alaska Exploration Inc
WHISPER 129	Whisper	113	641190	40	Geoinformatics Alaska Exploration Inc
WHISPER 130	Whisper	114	641191	40	Geoinformatics Alaska Exploration Inc
WHISPER 139	Whisper	115	641192	40	Geoinformatics Alaska Exploration Inc
WHISPER 140	Whisper	116	641193	40	Geoinformatics Alaska Exploration Inc
WHISPER 141	Whisper	117	641194	40	Geoinformatics Alaska Exploration Inc
WHISPER 142	Whisper	118	641195	40	Geoinformatics Alaska Exploration Inc
WHISPER 143	Whisper	119	641196	40	Geoinformatics Alaska Exploration Inc
WHISPER 1	Whisper	1	641197	160	Geoinformatics Alaska Exploration Inc
WHISPER 2	Whisper	2	641198	160	Geoinformatics Alaska Exploration Inc
WHISPER 3	Whisper	3	641199	160	Geoinformatics Alaska Exploration Inc
WHISPER 4	Whisper	4	641200	160	Geoinformatics Alaska Exploration Inc
WHISPER 9	Whisper	9	641201	160	Geoinformatics Alaska Exploration Inc
WHISPER 10	Whisper	10	641202	160	Geoinformatics Alaska Exploration Inc
WHISPER 11	Whisper	11	641203	160	Geoinformatics Alaska Exploration Inc
WHISPER 12	Whisper	12	641204	160	Geoinformatics Alaska Exploration Inc
WHISPER 13	Whisper	13	641205	160	Geoinformatics Alaska Exploration Inc
WHISPER 17	Whisper	17	641206	160	Geoinformatics Alaska Exploration Inc
WHISPER 18	Whisper	18	641207	160	Geoinformatics Alaska Exploration Inc
WHISPER 19	Whisper	19	641208	160	Geoinformatics Alaska Exploration Inc
WHISPER 20	Whisper	20	641209	160	Geoinformatics Alaska Exploration Inc
WHISPER 21	Whisper	21	641210	160	Geoinformatics Alaska Exploration Inc
WHISPER 22	Whisper	22	641211	160	Geoinformatics Alaska Exploration Inc
WHISPER 27	Whisper	27	641212	160	Geoinformatics Alaska Exploration Inc
WHISPER 28	Whisper	28	641213	160	Geoinformatics Alaska Exploration Inc
WHISPER 29	Whisper	29	641214	160	Geoinformatics Alaska Exploration Inc
WHISPER 30	Whisper	30	641215	160	Geoinformatics Alaska Exploration Inc
WHISPER 31	Whisper	31	641216	160	Geoinformatics Alaska Exploration Inc
WHISPER 32	Whisper	32	641217	160	Geoinformatics Alaska Exploration Inc
WHISPER 37	Whisper	37	641218	160	Geoinformatics Alaska Exploration Inc
WHISPER 38	Whisper	38	641219	160	Geoinformatics Alaska Exploration Inc
WHISPER 39	Whisper	39	641220	160	Geoinformatics Alaska Exploration Inc
WHISPER 40	Whisper	40	641221	160	Geoinformatics Alaska Exploration Inc
WHISPER 41	Whisper	41	641222	160	Geoinformatics Alaska Exploration Inc
WHISPER 42	Whisper	42	641223	160	Geoinformatics Alaska Exploration Inc
WHISPER 43	Whisper	43	641224	160	Geoinformatics Alaska Exploration Inc
WHISPER 44	Whisper	44	641225	160	Geoinformatics Alaska Exploration Inc
WHISPER 47	Whisper	47	641226	160	Geoinformatics Alaska Exploration Inc
WHISPER 48	Whisper	48	641227	160	Geoinformatics Alaska Exploration Inc
WHISPER 49	Whisper	49	641228	160	Geoinformatics Alaska Exploration Inc
WHISPER 50	Whisper	50	641229	160	Geoinformatics Alaska Exploration Inc
WHISPER 51	Whisper	51	641230	160	Geoinformatics Alaska Exploration Inc
WHISPER 52	Whisper	52	641231	160	Geoinformatics Alaska Exploration Inc
WHISPER 53	Whisper	53	641232	160	Geoinformatics Alaska Exploration Inc
WHISPER 54	Whisper	54	641233	160	Geoinformatics Alaska Exploration Inc
WHISPER 55	Whisper	55	641234	160	Geoinformatics Alaska Exploration Inc
WHISPER 57	Whisper	57	641235	160	Geoinformatics Alaska Exploration Inc
WHISPER 58	Whisper	58	641236	160	Geoinformatics Alaska Exploration Inc
WHISPER 59	Whisper	59	641237	160	Geoinformatics Alaska Exploration Inc
WHISPER 60	Whisper	60	641238	160	Geoinformatics Alaska Exploration Inc
WHISPER 61	Whisper	61	641239	160	Geoinformatics Alaska Exploration Inc
WHISPER 62	Whisper	62	641240	160	Geoinformatics Alaska Exploration Inc
WHISPER 63	Whisper	63	641241	160	Geoinformatics Alaska Exploration Inc
WHISPER 64	Whisper	64	641242	160	Geoinformatics Alaska Exploration Inc
WHISPER 65	Whisper	65	641243	160	Geoinformatics Alaska Exploration Inc
WHISPER 66	Whisper	66	641244	160	Geoinformatics Alaska Exploration Inc
WHISPER 67	Whisper	67	641245	160	Geoinformatics Alaska Exploration Inc
WHISPER 68	Whisper	68	641246	160	Geoinformatics Alaska Exploration Inc
WHISPER 69	Whisper	69	641247	160	Geoinformatics Alaska Exploration Inc
WHISPER 70	Whisper	70	641248	160	Geoinformatics Alaska Exploration Inc
WHISPER 71	Whisper	71	641249	160	Geoinformatics Alaska Exploration Inc
WHISPER 72	Whisper	72	641250	160	Geoinformatics Alaska Exploration Inc
WHISPER 73	Whisper	73	641251	160	Geoinformatics Alaska Exploration Inc
WHISPER 74	Whisper	74	641252	160	Geoinformatics Alaska Exploration Inc
WHISPER 75	Whisper	75	641253	160	Geoinformatics Alaska Exploration Inc
WHISPER 76	Whisper	76	641254	160	Geoinformatics Alaska Exploration Inc
WHISPER 77	Whisper	77	641255	160	Geoinformatics Alaska Exploration Inc
WHISPER 78	Whisper	78	641256	160	Geoinformatics Alaska Exploration Inc
WHISPER 79	Whisper	79	641257	160	Geoinformatics Alaska Exploration Inc
WHISPER 80	Whisper	80	641258	160	Geoinformatics Alaska Exploration Inc
WHISPER 81	Whisper	81	641259	160	Geoinformatics Alaska Exploration Inc
WHISPER 82	Whisper	82	641260	160	Geoinformatics Alaska Exploration Inc
WHISPER 83	Whisper	83	641261	160	Geoinformatics Alaska Exploration Inc
WHISPER 84	Whisper	84	641262	160	Geoinformatics Alaska Exploration Inc
WHISPER 85	Whisper	85	641263	160	Geoinformatics Alaska Exploration Inc
WHISPER 86	Whisper	86	641264	160	Geoinformatics Alaska Exploration Inc
WHISPER 87	Whisper	87	641265	160	Geoinformatics Alaska Exploration Inc
WHISPER 88	Whisper	88	641266	160	Geoinformatics Alaska Exploration Inc
WHISPER 89	Whisper	89	641267	160	Geoinformatics Alaska Exploration Inc
WHISPER 90	Whisper	90	641268	160	Geoinformatics Alaska Exploration Inc
WHISPER 91	Whisper	91	641269	160	Geoinformatics Alaska Exploration Inc
WHISPER 92	Whisper	92	641270	160	Geoinformatics Alaska Exploration Inc
WHISPER 93	Whisper	93	641271	160	Geoinformatics Alaska Exploration Inc
WHISPER 94	Whisper	94	641272	160	Geoinformatics Alaska Exploration Inc
WHISPER 95	Whisper	95	641273	160	Geoinformatics Alaska Exploration Inc
WHISPER 96	Whisper	96	641274	160	Geoinformatics Alaska Exploration Inc
WHISPER 181	Whisper	181	641275	160	Geoinformatics Alaska Exploration Inc
WHISPER 97	Whisper	97	641276	160	Geoinformatics Alaska Exploration Inc
WHISPER 98	Whisper	98	641277	160	Geoinformatics Alaska Exploration Inc
WHISPER 99	Whisper	99	641278	160	Geoinformatics Alaska Exploration Inc
WHISPER 100	Whisper	100	641279	160	Geoinformatics Alaska Exploration Inc
WHISPER 101	Whisper	101	641280	160	Geoinformatics Alaska Exploration Inc
WHISPER 102	Whisper	102	641281	160	Geoinformatics Alaska Exploration Inc
WHISPER 103	Whisper	103	641282	160	Geoinformatics Alaska Exploration Inc
WHISPER 104	Whisper	104	641283	160	Geoinformatics Alaska Exploration Inc
WHISPER 110	Whisper	110	641284	160	Geoinformatics Alaska Exploration Inc
WHISPER 111	Whisper	111	641285	160	Geoinformatics Alaska Exploration Inc
WHISPER 112	Whisper	112	641286	160	Geoinformatics Alaska Exploration Inc
WHISPER 113	Whisper	113	641287	160	Geoinformatics Alaska Exploration Inc
WHISPER 114	Whisper	114	641288	160	Geoinformatics Alaska Exploration Inc
WHISPER 115	Whisper	115	641289	160	Geoinformatics Alaska Exploration Inc
WHISPER 116	Whisper	116	641290	160	Geoinformatics Alaska Exploration Inc
WHISPER 117	Whisper	117	641291	160	Geoinformatics Alaska Exploration Inc
WHISPER 118	Whisper	118	641292	160	Geoinformatics Alaska Exploration Inc
WHISPER 119	Whisper	119	641293	160	Geoinformatics Alaska Exploration Inc
WHISPER 121	Whisper	121	641294	160	Geoinformatics Alaska Exploration Inc
WHISPER 122	Whisper	122	641295	160	Geoinformatics Alaska Exploration Inc
WHISPER 123	Whisper	123	641296	160	Geoinformatics Alaska Exploration Inc
WHISPER 124	Whisper	124	641297	160	Geoinformatics Alaska Exploration Inc
WHISPER 125	Whisper	125	641298	160	Geoinformatics Alaska Exploration Inc
WHISPER 126	Whisper	126	641299	160	Geoinformatics Alaska Exploration Inc
WHISPER 131	Whisper	131	641300	160	Geoinformatics Alaska Exploration Inc
WHISPER 132	Whisper	132	641301	160	Geoinformatics Alaska Exploration Inc
WHISPER 133	Whisper	133	641302	160	Geoinformatics Alaska Exploration Inc
WHISPER 134	Whisper	134	641303	160	Geoinformatics Alaska Exploration Inc
WHISPER 135	Whisper	135	641304	160	Geoinformatics Alaska Exploration Inc
WHISPER 138	Whisper	138	641305	160	Geoinformatics Alaska Exploration Inc
WHISPER 144	Whisper	144	641306	160	Geoinformatics Alaska Exploration Inc
WHISPER 145	Whisper	145	641307	160	Geoinformatics Alaska Exploration Inc
WHISPER 146	Whisper	146	641308	160	Geoinformatics Alaska Exploration Inc
WHISPER 147	Whisper	147	641308	160	Geoinformatics Alaska Exploration Inc
WHISPER 148	Whisper	148	641310	160	Geoinformatics Alaska Exploration Inc
WHISPER 149	Whisper	149	641311	160	Geoinformatics Alaska Exploration Inc
WHISPER 150	Whisper	150	641312	160	Geoinformatics Alaska Exploration Inc
WHISPER 151	Whisper	151	641313	160	Geoinformatics Alaska Exploration Inc
WHISPER 152	Whisper	152	641314	160	Geoinformatics Alaska Exploration Inc
WHISPER 153	Whisper	153	641315	160	Geoinformatics Alaska Exploration Inc
WHISPER 154	Whisper	154	641316	160	Geoinformatics Alaska Exploration Inc
WHISPER 155	Whisper	155	641317	160	Geoinformatics Alaska Exploration Inc
WHISPER 156	Whisper	156	641318	160	Geoinformatics Alaska Exploration Inc
WHISPER 182	Whisper	182	641319	160	Geoinformatics Alaska Exploration Inc
WHISPER 157	Whisper	157	641320	160	Geoinformatics Alaska Exploration Inc
WHISPER 158	Whisper	158	641321	160	Geoinformatics Alaska Exploration Inc
WHISPER 159	Whisper	159	641322	160	Geoinformatics Alaska Exploration Inc
WHISPER 160	Whisper	160	641323	160	Geoinformatics Alaska Exploration Inc
WHISPER 161	Whisper	161	641324	160	Geoinformatics Alaska Exploration Inc
WHISPER 162	Whisper	162	641325	160	Geoinformatics Alaska Exploration Inc
WHISPER 163	Whisper	163	641326	160	Geoinformatics Alaska Exploration Inc
WHISPER 164	Whisper	164	641327	160	Geoinformatics Alaska Exploration Inc
WHISPER 165	Whisper	165	641328	160	Geoinformatics Alaska Exploration Inc
WHISPER 166	Whisper	166	641329	160	Geoinformatics Alaska Exploration Inc
WHISPER 167	Whisper	167	641330	160	Geoinformatics Alaska Exploration Inc
WHISPER 168	Whisper	168	641331	160	Geoinformatics Alaska Exploration Inc
WHISPER 169	Whisper	169	641332	160	Geoinformatics Alaska Exploration Inc
WHISPER 170	Whisper	170	641333	160	Geoinformatics Alaska Exploration Inc
WHISPER 171	Whisper	171	641334	160	Geoinformatics Alaska Exploration Inc
WHISPER 172	Whisper	172	641335	160	Geoinformatics Alaska Exploration Inc
WHISPER 173	Whisper	173	641336	160	Geoinformatics Alaska Exploration Inc
WHISPER 174	Whisper	174	641337	160	Geoinformatics Alaska Exploration Inc
WHISPER 175	Whisper	175	641338	160	Geoinformatics Alaska Exploration Inc
WHISPER 176	Whisper	176	641339	160	Geoinformatics Alaska Exploration Inc
WHISPER 177	Whisper	177	641340	160	Geoinformatics Alaska Exploration Inc
WHISPER 178	Whisper	178	641341	160	Geoinformatics Alaska Exploration Inc
WHISPER 179	Whisper	179	641342	160	Geoinformatics Alaska Exploration Inc
WHISPER 180	Whisper	180	641343	160	Geoinformatics Alaska Exploration Inc
WHISPER 183	Whisper	183	644845	160	Geoinformatics Alaska Exploration Inc
WHISPER 185	Whisper	185	644846	160	Geoinformatics Alaska Exploration Inc
WHISPER 186	Whisper	186	644847	160	Geoinformatics Alaska Exploration Inc
WHISPER 187	Whisper	187	644848	160	Geoinformatics Alaska Exploration Inc
IM 1	IM	1	645698	160	Geoinformatics Alaska Exploration Inc
IM 2	IM	2	645699	160	Geoinformatics Alaska Exploration Inc
IM 3	IM	3	645700	160	Geoinformatics Alaska Exploration Inc
IM 4	IM	4	645701	160	Geoinformatics Alaska Exploration Inc
IM 5	IM	5	645702	160	Geoinformatics Alaska Exploration Inc
IM 10	IM	10	645703	160	Geoinformatics Alaska Exploration Inc
IM 11	IM	11	645704	160	Geoinformatics Alaska Exploration Inc
IM 12	IM	12	645705	160	Geoinformatics Alaska Exploration Inc
IM 13	IM	13	645706	160	Geoinformatics Alaska Exploration Inc
IM 14	IM	14	645707	160	Geoinformatics Alaska Exploration Inc
IM 15	IM	15	645708	160	Geoinformatics Alaska Exploration Inc
IM 19	IM	19	645709	160	Geoinformatics Alaska Exploration Inc
IM 20	IM	20	645710	160	Geoinformatics Alaska Exploration Inc
IM 21	IM	21	645711	160	Geoinformatics Alaska Exploration Inc
IM 22	IM	22	645712	160	Geoinformatics Alaska Exploration Inc
IM 23	IM	23	645713	160	Geoinformatics Alaska Exploration Inc
IM 24	IM	24	645714	160	Geoinformatics Alaska Exploration Inc
IM 28	IM	28	645715	160	Geoinformatics Alaska Exploration Inc
IM 29	IM	29	645716	160	Geoinformatics Alaska Exploration Inc
IM 30	IM	30	645717	160	Geoinformatics Alaska Exploration Inc
IM 31	IM	31	645718	160	Geoinformatics Alaska Exploration Inc
IM 32	IM	32	645719	160	Geoinformatics Alaska Exploration Inc
IM 33	IM	33	645720	160	Geoinformatics Alaska Exploration Inc
IM 34	IM	34	645721	160	Geoinformatics Alaska Exploration Inc
IM 35	IM	35	645722	160	Geoinformatics Alaska Exploration Inc
IM 37	IM	36	645723	160	Geoinformatics Alaska Exploration Inc
IM 38	IM	37	645724	160	Geoinformatics Alaska Exploration Inc
IM 39	IM	38	645725	160	Geoinformatics Alaska Exploration Inc
IM 40	IM	40	645726	160	Geoinformatics Alaska Exploration Inc
IM 41	IM	41	645727	160	Geoinformatics Alaska Exploration Inc
IM 42	IM	42	645728	160	Geoinformatics Alaska Exploration Inc
IM 44	IM	44	645729	160	Geoinformatics Alaska Exploration Inc
IM 45	IM	45	645730	160	Geoinformatics Alaska Exploration Inc
IM 46	IM	46	645731	160	Geoinformatics Alaska Exploration Inc
IM 47	IM	47	645732	160	Geoinformatics Alaska Exploration Inc
IM 48	IM	48	645733	160	Geoinformatics Alaska Exploration Inc
IM 49	IM	49	645734	160	Geoinformatics Alaska Exploration Inc
IM 51	IM	51	645735	160	Geoinformatics Alaska Exploration Inc
IM 52	IM	52	645736	160	Geoinformatics Alaska Exploration Inc
IM 53	IM	53	645737	160	Geoinformatics Alaska Exploration Inc
IM 54	IM	54	645738	160	Geoinformatics Alaska Exploration Inc
IM 56	IM	56	645739	160	Geoinformatics Alaska Exploration Inc
IM 57	IM	57	645740	160	Geoinformatics Alaska Exploration Inc
IM 58	IM	58	645741	160	Geoinformatics Alaska Exploration Inc
IM 59	IM	59	645742	160	Geoinformatics Alaska Exploration Inc
IM 6	IM	6	646059	160	Geoinformatics Alaska Exploration Inc
IM 7	IM	7	646060	160	Geoinformatics Alaska Exploration Inc
IM 8	IM	8	646061	160	Geoinformatics Alaska Exploration Inc
IM 9	IM	9	646062	160	Geoinformatics Alaska Exploration Inc
IM 16	IM	16	646063	160	Geoinformatics Alaska Exploration Inc
IM 17	IM	17	646064	160	Geoinformatics Alaska Exploration Inc
IM 18	IM	18	646065	160	Geoinformatics Alaska Exploration Inc
IM 25	IM	25	646066	160	Geoinformatics Alaska Exploration Inc
IM 26	IM	26	646067	160	Geoinformatics Alaska Exploration Inc
IM 27	IM	27	646068	160	Geoinformatics Alaska Exploration Inc
IM 36	IM	36	646069	160	Geoinformatics Alaska Exploration Inc
IM 43	IM	43	646070	160	Geoinformatics Alaska Exploration Inc
IM 50	IM	50	646071	160	Geoinformatics Alaska Exploration Inc
IM 55	IM	55	646072	160	Geoinformatics Alaska Exploration Inc
IM 60	IM	60	646073	160	Geoinformatics Alaska Exploration Inc
IM 61	IM	61	646074	160	Geoinformatics Alaska Exploration Inc
IM 62	IM	62	646075	160	Geoinformatics Alaska Exploration Inc
IM 63	IM	63	646076	160	Geoinformatics Alaska Exploration Inc
IM 64	IM	64	646077	160	Geoinformatics Alaska Exploration Inc
IM 65	IM	65	646078	160	Geoinformatics Alaska Exploration Inc
IM 66	IM	66	646079	160	Geoinformatics Alaska Exploration Inc
IM 67	IM	67	646080	160	Geoinformatics Alaska Exploration Inc
IM 68	IM	68	646081	160	Geoinformatics Alaska Exploration Inc
IM 69	IM	69	646082	160	Geoinformatics Alaska Exploration Inc
IM 70	IM	70	646083	160	Geoinformatics Alaska Exploration Inc
WHISPER 184	Whisper	184	646084	160	Geoinformatics Alaska Exploration Inc
WHISPER 188	Whisper	188	646085	160	Geoinformatics Alaska Exploration Inc
WHISPER 189	Whisper	189	646086	160	Geoinformatics Alaska Exploration Inc
WHISPER 190	Whisper	190	646087	160	Geoinformatics Alaska Exploration Inc
WHISPER 191	Whisper	191	646088	160	Geoinformatics Alaska Exploration Inc
WHISPER 192	Whisper	192	646089	160	Geoinformatics Alaska Exploration Inc
WHISPER 193	Whisper	193	646090	160	Geoinformatics Alaska Exploration Inc
WHISPER 194	Whisper	194	646091	160	Geoinformatics Alaska Exploration Inc
WHISPER 195	Whisper	195	646092	160	Geoinformatics Alaska Exploration Inc
WHISPER 196	Whisper	196	646093	160	Geoinformatics Alaska Exploration Inc
WHISPER 197	Whisper	197	646094	160	Geoinformatics Alaska Exploration Inc
WHISPER 198	Whisper	198	646095	160	Geoinformatics Alaska Exploration Inc
WHISPER 199	Whisper	199	646096	160	Geoinformatics Alaska Exploration Inc
WHISPER 200	Whisper	200	646097	160	Geoinformatics Alaska Exploration Inc
WHISPER 201	Whisper	201	646098	160	Geoinformatics Alaska Exploration Inc
WHISPER 202	Whisper	202	646099	160	Geoinformatics Alaska Exploration Inc
WHISPER 203	Whisper	203	646100	160	Geoinformatics Alaska Exploration Inc
WHISPER 204	Whisper	204	646101	160	Geoinformatics Alaska Exploration Inc
WHISPER 205	Whisper	205	646102	160	Geoinformatics Alaska Exploration Inc
WHISPER 206	Whisper	206	646103	160	Geoinformatics Alaska Exploration Inc
WHISPER 207	Whisper	207	646104	160	Geoinformatics Alaska Exploration Inc
WHISPER 208	Whisper	208	646105	160	Geoinformatics Alaska Exploration Inc
WHISPER 209	Whisper	209	646106	160	Geoinformatics Alaska Exploration Inc
WHISPER 210	Whisper	210	646107	160	Geoinformatics Alaska Exploration Inc
WHISPER 211	Whisper	211	646108	160	Geoinformatics Alaska Exploration Inc
WHISPER 212	Whisper	212	646109	160	Geoinformatics Alaska Exploration Inc
WHISPER 213	Whisper	213	646110	160	Geoinformatics Alaska Exploration Inc
WHISPER 214	Whisper	214	646111	160	Geoinformatics Alaska Exploration Inc
WHISPER 215	Whisper	215	646112	160	Geoinformatics Alaska Exploration Inc
WHISPER 216	Whisper	216	646113	160	Geoinformatics Alaska Exploration Inc
WHISPER 217	Whisper	217	646114	160	Geoinformatics Alaska Exploration Inc
WHISPER 218	Whisper	218	646115	160	Geoinformatics Alaska Exploration Inc
WHISPER 219	Whisper	219	646116	160	Geoinformatics Alaska Exploration Inc
WHISPER 220	Whisper	220	646117	160	Geoinformatics Alaska Exploration Inc
WHISPER 221	Whisper	221	646118	160	Geoinformatics Alaska Exploration Inc
WHISPER 222	Whisper	222	646119	160	Geoinformatics Alaska Exploration Inc
WHISPER 223	Whisper	223	646120	160	Geoinformatics Alaska Exploration Inc
WHISPER 224	Whisper	224	646121	160	Geoinformatics Alaska Exploration Inc
WHISPER 225	Whisper	225	646122	160	Geoinformatics Alaska Exploration Inc
WHISPER 226	Whisper	226	646123	160	Geoinformatics Alaska Exploration Inc
WHISPER 227	Whisper	227	646124	160	Geoinformatics Alaska Exploration Inc
WHISPER 228	Whisper	228	646125	160	Geoinformatics Alaska Exploration Inc
WHISPER 229	Whisper	229	646126	160	Geoinformatics Alaska Exploration Inc
WHISPER 230	Whisper	230	646127	160	Geoinformatics Alaska Exploration Inc
WHISPER 231	Whisper	231	646128	160	Geoinformatics Alaska Exploration Inc
WHISPER 232	Whisper	232	646129	160	Geoinformatics Alaska Exploration Inc
WHISPER 233	Whisper	233	646130	160	Geoinformatics Alaska Exploration Inc
WHISPER 234	Whisper	234	646131	160	Geoinformatics Alaska Exploration Inc
WHISPER 235	Whisper	235	646132	160	Geoinformatics Alaska Exploration Inc
WHISPER 236	Whisper	236	646133	160	Geoinformatics Alaska Exploration Inc
WHISPER 240	Whisper	240	646137	160	Geoinformatics Alaska Exploration Inc
WHISPER 241	Whisper	241	646138	160	Geoinformatics Alaska Exploration Inc
WHISPER 242	Whisper	242	646139	160	Geoinformatics Alaska Exploration Inc
WHISPER 243	Whisper	243	646140	160	Geoinformatics Alaska Exploration Inc
WHISPER 244	Whisper	244	646141	160	Geoinformatics Alaska Exploration Inc
WHISPER 245	Whisper	245	646142	160	Geoinformatics Alaska Exploration Inc
WHISPER 246	Whisper	246	646143	160	Geoinformatics Alaska Exploration Inc
WHISPER 247	Whisper	247	646144	160	Geoinformatics Alaska Exploration Inc
WHISPER 248	Whisper	248	646145	160	Geoinformatics Alaska Exploration Inc
WHISPER 249	Whisper	249	646146	160	Geoinformatics Alaska Exploration Inc
WHISPER 250	Whisper	250	646147	160	Geoinformatics Alaska Exploration Inc
WHISPER 265	Whisper	265	646162	160	Geoinformatics Alaska Exploration Inc
WHISPER 266	Whisper	266	646163	160	Geoinformatics Alaska Exploration Inc
WHISPER 267	Whisper	267	646164	160	Geoinformatics Alaska Exploration Inc
WHISPER 268	Whisper	268	646165	160	Geoinformatics Alaska Exploration Inc
WHISPER 269	Whisper	269	646166	160	Geoinformatics Alaska Exploration Inc
WHISPER 284	Whisper	284	646181	160	Geoinformatics Alaska Exploration Inc
WHISPER 285	Whisper	285	646182	160	Geoinformatics Alaska Exploration Inc
WHISPER 286	Whisper	286	646183	160	Geoinformatics Alaska Exploration Inc
WHISPER 287	Whisper	287	646184	160	Geoinformatics Alaska Exploration Inc
WHISPER 288	Whisper	288	646185	160	Geoinformatics Alaska Exploration Inc
WHISPER 289	Whisper	289	646186	160	Geoinformatics Alaska Exploration Inc
WHISPER 290	Whisper	290	646187	160	Geoinformatics Alaska Exploration Inc
WHISPER 305	Whisper	305	646202	160	Geoinformatics Alaska Exploration Inc
WHISPER 306	Whisper	306	646203	160	Geoinformatics Alaska Exploration Inc
WHISPER 307	Whisper	307	646204	160	Geoinformatics Alaska Exploration Inc
WHISPER 308	Whisper	308	646205	160	Geoinformatics Alaska Exploration Inc
WHISPER 309	Whisper	309	646206	160	Geoinformatics Alaska Exploration Inc
WHISPER 310	Whisper	310	646207	160	Geoinformatics Alaska Exploration Inc
WHISPER 311	Whisper	311	646208	160	Geoinformatics Alaska Exploration Inc
WHISPER 326	Whisper	326	646223	160	Geoinformatics Alaska Exploration Inc
WHISPER 327	Whisper	327	646224	160	Geoinformatics Alaska Exploration Inc
WHISPER 328	Whisper	328	646225	160	Geoinformatics Alaska Exploration Inc
WHISPER 329	Whisper	329	646226	160	Geoinformatics Alaska Exploration Inc
WHISPER 330	Whisper	330	646227	160	Geoinformatics Alaska Exploration Inc
WHISPER 331	Whisper	331	646228	160	Geoinformatics Alaska Exploration Inc
WHISPER 332	Whisper	332	646229	160	Geoinformatics Alaska Exploration Inc
WHISPER 336	Whisper	336	646233	160	Geoinformatics Alaska Exploration Inc
WHISPER 337	Whisper	337	646234	160	Geoinformatics Alaska Exploration Inc
WHISPER 338	Whisper	338	646235	160	Geoinformatics Alaska Exploration Inc
WHISPER 339	Whisper	339	646236	160	Geoinformatics Alaska Exploration Inc
WHISPER 340	Whisper	340	646237	160	Geoinformatics Alaska Exploration Inc
WHISPER 341	Whisper	341	646238	160	Geoinformatics Alaska Exploration Inc
WHISPER 342	Whisper	342	646239	160	Geoinformatics Alaska Exploration Inc
WHISPER 347	Whisper	347	646244	160	Geoinformatics Alaska Exploration Inc
WHISPER 348	Whisper	348	646245	160	Geoinformatics Alaska Exploration Inc
WHISPER 349	Whisper	349	646246	160	Geoinformatics Alaska Exploration Inc
WHISPER 350	Whisper	350	646247	160	Geoinformatics Alaska Exploration Inc
WHISPER 351	Whisper	351	646248	160	Geoinformatics Alaska Exploration Inc
WHISPER 352	Whisper	352	646249	160	Geoinformatics Alaska Exploration Inc
WHISPER 353	Whisper	353	646250	160	Geoinformatics Alaska Exploration Inc
WHISPER 354	Whisper	354	646251	160	Geoinformatics Alaska Exploration Inc
WHISPER 355	Whisper	355	646252	160	Geoinformatics Alaska Exploration Inc
WHISPER 356	Whisper	356	646253	160	Geoinformatics Alaska Exploration Inc
WHISPER 357	Whisper	357	646254	160	Geoinformatics Alaska Exploration Inc
WHISPER 358	Whisper	358	646255	160	Geoinformatics Alaska Exploration Inc
WHISPER 359	Whisper	359	646256	160	Geoinformatics Alaska Exploration Inc
WHISPER 360	Whisper	360	646257	160	Geoinformatics Alaska Exploration Inc
WHISPER 361	Whisper	361	646258	160	Geoinformatics Alaska Exploration Inc
WHISPER 365	Whisper	365	646262	160	Geoinformatics Alaska Exploration Inc
WHISPER 366	Whisper	366	646263	160	Geoinformatics Alaska Exploration Inc
WHISPER 367	Whisper	367	646264	160	Geoinformatics Alaska Exploration Inc
WHISPER 368	Whisper	368	646265	160	Geoinformatics Alaska Exploration Inc
WHISPER 369	Whisper	369	646266	160	Geoinformatics Alaska Exploration Inc
WHISPER 370	Whisper	370	646267	160	Geoinformatics Alaska Exploration Inc
WHISPER 371	Whisper	371	646268	160	Geoinformatics Alaska Exploration Inc
WHISPER 372	Whisper	372	646269	160	Geoinformatics Alaska Exploration Inc
WHISPER 373	Whisper	373	646270	160	Geoinformatics Alaska Exploration Inc
WHISPER 374	Whisper	374	646271	160	Geoinformatics Alaska Exploration Inc
WHISPER 375	Whisper	375	646272	160	Geoinformatics Alaska Exploration Inc
WHISPER 376	Whisper	376	646273	160	Geoinformatics Alaska Exploration Inc
WHISPER 377	Whisper	377	646274	160	Geoinformatics Alaska Exploration Inc
WHISPER 378	Whisper	378	646275	160	Geoinformatics Alaska Exploration Inc
WHISPER 379	Whisper	379	646276	160	Geoinformatics Alaska Exploration Inc
WHISPER 380	Whisper	380	646277	160	Geoinformatics Alaska Exploration Inc
WHISPER 381	Whisper	381	646278	160	Geoinformatics Alaska Exploration Inc
WHISPER 382	Whisper	382	646279	160	Geoinformatics Alaska Exploration Inc
WHISPER 383	Whisper	383	646280	160	Geoinformatics Alaska Exploration Inc
WHISPER 384	Whisper	384	646281	160	Geoinformatics Alaska Exploration Inc
WHISPER 385	Whisper	385	646282	160	Geoinformatics Alaska Exploration Inc
WHISPER 386	Whisper	386	646283	160	Geoinformatics Alaska Exploration Inc
WHISPER 387	Whisper	387	646284	160	Geoinformatics Alaska Exploration Inc
WHISPER 388	Whisper	388	646285	160	Geoinformatics Alaska Exploration Inc
WHISPER 389	Whisper	389	646286	160	Geoinformatics Alaska Exploration Inc
WHISPER 390	Whisper	390	646287	160	Geoinformatics Alaska Exploration Inc
WHISPER 391	Whisper	391	646288	160	Geoinformatics Alaska Exploration Inc
WHISPER 392	Whisper	392	646289	160	Geoinformatics Alaska Exploration Inc
WHISPER 393	Whisper	393	646290	160	Geoinformatics Alaska Exploration Inc
WHISPER 394	Whisper	394	646291	160	Geoinformatics Alaska Exploration Inc
WHISPER 395	Whisper	395	646292	160	Geoinformatics Alaska Exploration Inc
WHISPER 396	Whisper	396	646293	160	Geoinformatics Alaska Exploration Inc
WHISPER 397	Whisper	397	646294	160	Geoinformatics Alaska Exploration Inc
WHISPER 398	Whisper	398	646295	160	Geoinformatics Alaska Exploration Inc
WHISPER 399	Whisper	399	646296	160	Geoinformatics Alaska Exploration Inc
WHISPER 400	Whisper	400	646297	160	Geoinformatics Alaska Exploration Inc
WHISPER 401	Whisper	401	646298	160	Geoinformatics Alaska Exploration Inc
WHISPER 402	Whisper	402	646299	160	Geoinformatics Alaska Exploration Inc
WHISPER 403	Whisper	403	646300	160	Geoinformatics Alaska Exploration Inc
WHISPER 404	Whisper	404	646301	160	Geoinformatics Alaska Exploration Inc
WHISPER 405	Whisper	405	646302	160	Geoinformatics Alaska Exploration Inc
WHISPER 406	Whisper	406	646303	160	Geoinformatics Alaska Exploration Inc
WHISPER 407	Whisper	407	646304	160	Geoinformatics Alaska Exploration Inc
WHISPER 408	Whisper	408	646305	160	Geoinformatics Alaska Exploration Inc
WHISPER 409	Whisper	409	646306	160	Geoinformatics Alaska Exploration Inc
WHISPER 410	Whisper	410	646307	160	Geoinformatics Alaska Exploration Inc
WHISPER 411	Whisper	411	646308	160	Geoinformatics Alaska Exploration Inc
WHISPER 412	Whisper	412	646309	160	Geoinformatics Alaska Exploration Inc
WHISPER 413	Whisper	413	646310	160	Geoinformatics Alaska Exploration Inc
WHISPER 414	Whisper	414	646311	160	Geoinformatics Alaska Exploration Inc
WHISPER 415	Whisper	415	646312	160	Geoinformatics Alaska Exploration Inc
WHISPER 416	Whisper	416	646313	160	Geoinformatics Alaska Exploration Inc
WHISPER 417	Whisper	417	646314	160	Geoinformatics Alaska Exploration Inc
WHISPER 418	Whisper	418	646315	160	Geoinformatics Alaska Exploration Inc
WHISPER 419	Whisper	419	646316	160	Geoinformatics Alaska Exploration Inc
WHISPER 420	Whisper	420	646317	160	Geoinformatics Alaska Exploration Inc
WHISPER 421	Whisper	421	646318	160	Geoinformatics Alaska Exploration Inc
WHISPER 422	Whisper	422	646319	160	Geoinformatics Alaska Exploration Inc
WHISPER 423	Whisper	423	646320	160	Geoinformatics Alaska Exploration Inc
WHISPER 424	Whisper	424	646321	160	Geoinformatics Alaska Exploration Inc
WHISPER 425	Whisper	425	646322	160	Geoinformatics Alaska Exploration Inc
WHISPER 426	Whisper	426	646323	160	Geoinformatics Alaska Exploration Inc
WHISPER 427	Whisper	427	646324	160	Geoinformatics Alaska Exploration Inc
WHISPER 428	Whisper	428	646325	160	Geoinformatics Alaska Exploration Inc
WHISPER 429	Whisper	429	646326	160	Geoinformatics Alaska Exploration Inc
WHISPER 430	Whisper	430	646327	160	Geoinformatics Alaska Exploration Inc
WHISPER 431	Whisper	431	646328	160	Geoinformatics Alaska Exploration Inc
WHISPER 432	Whisper	432	646329	160	Geoinformatics Alaska Exploration Inc
WHISPER 433	Whisper	433	646330	160	Geoinformatics Alaska Exploration Inc
WHISPER 434	Whisper	434	646331	160	Geoinformatics Alaska Exploration Inc
WHISPER 435	Whisper	435	646332	160	Geoinformatics Alaska Exploration Inc
WHISPER 436	Whisper	436	646333	160	Geoinformatics Alaska Exploration Inc
WHISPER 437	Whisper	437	646334	160	Geoinformatics Alaska Exploration Inc
WHISPER 438	Whisper	438	646335	160	Geoinformatics Alaska Exploration Inc
WHISPER 439	Whisper	439	646336	160	Geoinformatics Alaska Exploration Inc
WHISPER 440	Whisper	440	646337	160	Geoinformatics Alaska Exploration Inc
WHISPER 441	Whisper	441	646338	160	Geoinformatics Alaska Exploration Inc
WHISPER 442	Whisper	442	646339	160	Geoinformatics Alaska Exploration Inc
WHISPER 443	Whisper	443	646340	160	Geoinformatics Alaska Exploration Inc
WHISPER 444	Whisper	444	646341	160	Geoinformatics Alaska Exploration Inc
WHISPER 445	Whisper	445	646342	160	Geoinformatics Alaska Exploration Inc
WHISPER 446	Whisper	446	646343	160	Geoinformatics Alaska Exploration Inc
WHISPER 447	Whisper	447	646344	160	Geoinformatics Alaska Exploration Inc
WHISPER 448	Whisper	448	646345	160	Geoinformatics Alaska Exploration Inc
WHISPER 449	Whisper	449	646346	160	Geoinformatics Alaska Exploration Inc
WHISPER 450	Whisper	450	646347	160	Geoinformatics Alaska Exploration Inc
WHISPER 451	Whisper	451	646348	160	Geoinformatics Alaska Exploration Inc
WHISPER 452	Whisper	452	646349	160	Geoinformatics Alaska Exploration Inc
WHISPER 453	Whisper	453	646350	160	Geoinformatics Alaska Exploration Inc
WHISPER 454	Whisper	454	646351	160	Geoinformatics Alaska Exploration Inc
WHISPER 455	Whisper	455	646352	160	Geoinformatics Alaska Exploration Inc
WHISPER 456	Whisper	456	646353	160	Geoinformatics Alaska Exploration Inc
WHISPER 457	Whisper	457	646354	160	Geoinformatics Alaska Exploration Inc
WHISPER 458	Whisper	458	646355	160	Geoinformatics Alaska Exploration Inc
WHISPER 459	Whisper	459	646356	160	Geoinformatics Alaska Exploration Inc
WHISPER 460	Whisper	460	646357	160	Geoinformatics Alaska Exploration Inc
WHISPER 461	Whisper	461	646358	160	Geoinformatics Alaska Exploration Inc
IM 71	IM	71	646764	160	Geoinformatics Alaska Exploration Inc
IM 72	IM	72	646765	160	Geoinformatics Alaska Exploration Inc
IM 73	IM	73	646766	160	Geoinformatics Alaska Exploration Inc
IM 74	IM	74	646767	160	Geoinformatics Alaska Exploration Inc
IM 75	IM	75	646768	160	Geoinformatics Alaska Exploration Inc
IM 76	IM	76	646769	160	Geoinformatics Alaska Exploration Inc
IM 77	IM	77	646770	160	Geoinformatics Alaska Exploration Inc
IM 78	IM	78	646771	160	Geoinformatics Alaska Exploration Inc
IM 79	IM	79	646772	160	Geoinformatics Alaska Exploration Inc
IM 80	IM	80	646773	160	Geoinformatics Alaska Exploration Inc
IM 81	IM	81	646774	160	Geoinformatics Alaska Exploration Inc
IM 82	IM	82	646775	160	Geoinformatics Alaska Exploration Inc
IM 83	IM	83	646776	160	Geoinformatics Alaska Exploration Inc
IM 84	IM	84	646777	160	Geoinformatics Alaska Exploration Inc
IM 85	IM	85	646778	160	Geoinformatics Alaska Exploration Inc
IM 86	IM	86	646779	160	Geoinformatics Alaska Exploration Inc
IM 87	IM	87	646780	160	Geoinformatics Alaska Exploration Inc
IM 88	IM	88	646781	160	Geoinformatics Alaska Exploration Inc
IM 89	IM	89	646782	160	Geoinformatics Alaska Exploration Inc
IM 90	IM	90	646783	160	Geoinformatics Alaska Exploration Inc
IM 91	IM	91	646784	160	Geoinformatics Alaska Exploration Inc
IM 92	IM	92	646785	160	Geoinformatics Alaska Exploration Inc
IM 93	IM	93	646786	160	Geoinformatics Alaska Exploration Inc
IM 94	IM	94	646787	160	Geoinformatics Alaska Exploration Inc
IM 95	IM	95	646788	160	Geoinformatics Alaska Exploration Inc
IM 96	IM	96	646789	160	Geoinformatics Alaska Exploration Inc
IM 97	IM	97	646790	160	Geoinformatics Alaska Exploration Inc
IM 98	IM	98	646791	160	Geoinformatics Alaska Exploration Inc
IM 99	IM	99	646792	160	Geoinformatics Alaska Exploration Inc
IM 100	IM	100	646793	160	Geoinformatics Alaska Exploration Inc
IM 101	IM	101	646794	160	Geoinformatics Alaska Exploration Inc
IM 102	IM	102	646795	160	Geoinformatics Alaska Exploration Inc
IM 103	IM	103	646796	160	Geoinformatics Alaska Exploration Inc
IM 104	IM	104	646797	160	Geoinformatics Alaska Exploration Inc
IM 105	IM	105	646798	160	Geoinformatics Alaska Exploration Inc
IM 106	IM	106	646799	160	Geoinformatics Alaska Exploration Inc
IM 107	IM	107	646800	160	Geoinformatics Alaska Exploration Inc
IM 108	IM	108	646801	160	Geoinformatics Alaska Exploration Inc
IM 109	IM	109	646802	160	Geoinformatics Alaska Exploration Inc
IM 110	IM	110	646803	160	Geoinformatics Alaska Exploration Inc
IM 111	IM	111	646804	160	Geoinformatics Alaska Exploration Inc
IM 112	IM	112	646805	160	Geoinformatics Alaska Exploration Inc
IM 113	IM	113	646806	160	Geoinformatics Alaska Exploration Inc
IM 114	IM	114	646807	160	Geoinformatics Alaska Exploration Inc
IM 115	IM	115	646808	160	Geoinformatics Alaska Exploration Inc
IM 116	IM	116	646809	160	Geoinformatics Alaska Exploration Inc
IM 117	IM	117	646810	160	Geoinformatics Alaska Exploration Inc
IM 118	IM	118	646811	160	Geoinformatics Alaska Exploration Inc
IM 119	IM	119	646812	160	Geoinformatics Alaska Exploration Inc
IM 120	IM	120	646813	160	Geoinformatics Alaska Exploration Inc
IM 121	IM	121	646814	160	Geoinformatics Alaska Exploration Inc
IM 122	IM	122	646815	160	Geoinformatics Alaska Exploration Inc
IM 123	IM	123	646816	160	Geoinformatics Alaska Exploration Inc
IM 124	IM	124	646817	160	Geoinformatics Alaska Exploration Inc
IM 125	IM	125	646818	160	Geoinformatics Alaska Exploration Inc
IM 126	IM	126	646819	160	Geoinformatics Alaska Exploration Inc
IM 127	IM	127	646820	160	Geoinformatics Alaska Exploration Inc
IM 128	IM	128	646821	160	Geoinformatics Alaska Exploration Inc
WHISPER 462	Whisper	462	646822	160	Geoinformatics Alaska Exploration Inc
WHISPER 463	Whisper	463	646823	160	Geoinformatics Alaska Exploration Inc
WHISPER 464	Whisper	464	646824	160	Geoinformatics Alaska Exploration Inc
WHISPER 465	Whisper	465	646825	160	Geoinformatics Alaska Exploration Inc
WHISPER 466	Whisper	466	646826	160	Geoinformatics Alaska Exploration Inc
WHISPER 467	Whisper	467	646827	160	Geoinformatics Alaska Exploration Inc
WHISPER 468	Whisper	468	646828	160	Geoinformatics Alaska Exploration Inc
WHISPER 469	Whisper	469	646829	160	Geoinformatics Alaska Exploration Inc
WHISPER 470	Whisper	470	646830	160	Geoinformatics Alaska Exploration Inc
WHISPER 471	Whisper	471	646831	160	Geoinformatics Alaska Exploration Inc
WHISPER 472	Whisper	472	646832	160	Geoinformatics Alaska Exploration Inc
WHISPER 473	Whisper	473	646833	160	Geoinformatics Alaska Exploration Inc
WHISPER 474	Whisper	474	646834	160	Geoinformatics Alaska Exploration Inc
WHISPER 475	Whisper	475	646835	160	Geoinformatics Alaska Exploration Inc
WHISPER 476	Whisper	476	646836	160	Geoinformatics Alaska Exploration Inc
WHISPER 477	Whisper	477	646837	160	Geoinformatics Alaska Exploration Inc
WHISPER 478	Whisper	478	646838	160	Geoinformatics Alaska Exploration Inc
WHISPER 479	Whisper	479	646839	160	Geoinformatics Alaska Exploration Inc
WHISPER 480	Whisper	480	646840	160	Geoinformatics Alaska Exploration Inc
WHISPER 481	Whisper	481	646841	160	Geoinformatics Alaska Exploration Inc
WHISPER 482	Whisper	482	646842	160	Geoinformatics Alaska Exploration Inc
WHISPER 483	Whisper	483	646843	160	Geoinformatics Alaska Exploration Inc
WHISPER 484	Whisper	484	646844	160	Geoinformatics Alaska Exploration Inc
WHISPER 485	Whisper	485	646845	160	Geoinformatics Alaska Exploration Inc
WHISPER 486	Whisper	486	646846	160	Geoinformatics Alaska Exploration Inc
WHISPER 487	Whisper	487	646847	160	Geoinformatics Alaska Exploration Inc
WHISPER 488	Whisper	488	646848	160	Geoinformatics Alaska Exploration Inc
WHISPER 489	Whisper	489	646849	160	Geoinformatics Alaska Exploration Inc
WHISPER 490	Whisper	490	646850	160	Geoinformatics Alaska Exploration Inc
WHISPER 491	Whisper	491	646851	160	Geoinformatics Alaska Exploration Inc
WHISPER 492	Whisper	492	646852	160	Geoinformatics Alaska Exploration Inc
WHISPER 493	Whisper	493	646853	160	Geoinformatics Alaska Exploration Inc
WHISPER 494	Whisper	494	646854	160	Geoinformatics Alaska Exploration Inc
WHISPER 495	Whisper	495	646855	160	Geoinformatics Alaska Exploration Inc
WHISPER 496	Whisper	496	646856	160	Geoinformatics Alaska Exploration Inc
WHISPER 497	Whisper	497	646857	160	Geoinformatics Alaska Exploration Inc
WHISPER 498	Whisper	498	646858	160	Geoinformatics Alaska Exploration Inc
WHISPER 499	Whisper	499	646859	160	Geoinformatics Alaska Exploration Inc
WHISPER 500	Whisper	500	646860	160	Geoinformatics Alaska Exploration Inc
WHISPER 501	Whisper	501	646861	160	Geoinformatics Alaska Exploration Inc
WHISPER 502	Whisper	502	646862	160	Geoinformatics Alaska Exploration Inc
WHISPER 503	Whisper	503	646863	160	Geoinformatics Alaska Exploration Inc
WHISPER 504	Whisper	504	646864	160	Geoinformatics Alaska Exploration Inc
WHISPER 505	Whisper	505	646865	160	Geoinformatics Alaska Exploration Inc
WHISPER 506	Whisper	506	646866	160	Geoinformatics Alaska Exploration Inc
WHISPER 507	Whisper	507	646867	160	Geoinformatics Alaska Exploration Inc
WHISPER 508	Whisper	508	646868	160	Geoinformatics Alaska Exploration Inc
WHISPER 509	Whisper	509	646869	160	Geoinformatics Alaska Exploration Inc
WHISPER 510	Whisper	510	646870	160	Geoinformatics Alaska Exploration Inc
WHISPER 511	Whisper	511	646871	160	Geoinformatics Alaska Exploration Inc
WHISPER 512	Whisper	512	646872	160	Geoinformatics Alaska Exploration Inc
WHISPER 513	Whisper	513	646873	160	Geoinformatics Alaska Exploration Inc
WHISPER 514	Whisper	514	646874	160	Geoinformatics Alaska Exploration Inc
WHISPER 515	Whisper	515	646875	160	Geoinformatics Alaska Exploration Inc
WHISPER 516	Whisper	516	646876	160	Geoinformatics Alaska Exploration Inc
WHISPER 517	Whisper	517	646877	160	Geoinformatics Alaska Exploration Inc
WHISPER 518	Whisper	518	646878	160	Geoinformatics Alaska Exploration Inc
WHISPER 519	Whisper	519	646879	160	Geoinformatics Alaska Exploration Inc
WHISPER 520	Whisper	520	646880	160	Geoinformatics Alaska Exploration Inc
WHISPER 521	Whisper	521	646881	160	Geoinformatics Alaska Exploration Inc
WHISPER 522	Whisper	522	646882	160	Geoinformatics Alaska Exploration Inc
WHISPER 523	Whisper	523	646883	160	Geoinformatics Alaska Exploration Inc
WHISPER 524	Whisper	524	646884	160	Geoinformatics Alaska Exploration Inc
WHISPER 525	Whisper	525	646885	160	Geoinformatics Alaska Exploration Inc
WHISPER 526	Whisper	526	646886	160	Geoinformatics Alaska Exploration Inc
WHISPER 527	Whisper	527	646887	160	Geoinformatics Alaska Exploration Inc
WHISPER 528	Whisper	528	646888	160	Geoinformatics Alaska Exploration Inc
WHISPER 529	Whisper	529	646889	160	Geoinformatics Alaska Exploration Inc
WHISPER 530	Whisper	530	646890	160	Geoinformatics Alaska Exploration Inc
WHISPER 531	Whisper	531	646891	160	Geoinformatics Alaska Exploration Inc
WHISPER 532	Whisper	532	646892	160	Geoinformatics Alaska Exploration Inc
WHISPER 533	Whisper	533	646893	160	Geoinformatics Alaska Exploration Inc
WHISPER 534	Whisper	534	646894	160	Geoinformatics Alaska Exploration Inc
WHISPER 535	Whisper	535	646895	160	Geoinformatics Alaska Exploration Inc
WHISPER 536	Whisper	536	646896	160	Geoinformatics Alaska Exploration Inc
WHISPER 537	Whisper	537	646897	160	Geoinformatics Alaska Exploration Inc
WHISPER 538	Whisper	538	646898	160	Geoinformatics Alaska Exploration Inc
WHISPER 539	Whisper	539	646899	160	Geoinformatics Alaska Exploration Inc
WHISPER 540	Whisper	540	646900	160	Geoinformatics Alaska Exploration Inc
WHISPER 541	Whisper	541	646901	160	Geoinformatics Alaska Exploration Inc
WHISPER 542	Whisper	542	646902	160	Geoinformatics Alaska Exploration Inc
WHISPER 543	Whisper	543	646903	160	Geoinformatics Alaska Exploration Inc
WHISPER 544	Whisper	544	646904	160	Geoinformatics Alaska Exploration Inc
WHISPER 545	Whisper	545	646905	160	Geoinformatics Alaska Exploration Inc
WHISPER 546	Whisper	546	646906	160	Geoinformatics Alaska Exploration Inc
WHISPER 547	Whisper	547	646907	160	Geoinformatics Alaska Exploration Inc
WHISPER 548	Whisper	548	646908	160	Geoinformatics Alaska Exploration Inc
WHISPER 549	Whisper	549	646909	160	Geoinformatics Alaska Exploration Inc
WHISPER 550	Whisper	550	646910	160	Geoinformatics Alaska Exploration Inc
WHISPER 551	Whisper	551	646911	160	Geoinformatics Alaska Exploration Inc
WHISPER 552	Whisper	552	646912	160	Geoinformatics Alaska Exploration Inc
WHISPER 553	Whisper	553	646913	160	Geoinformatics Alaska Exploration Inc
WHISPER 554	Whisper	554	646914	160	Geoinformatics Alaska Exploration Inc
WHISPER 555	Whisper	555	646915	160	Geoinformatics Alaska Exploration Inc
WHISPER 556	Whisper	556	646916	160	Geoinformatics Alaska Exploration Inc
WHISPER 557	Whisper	557	646917	160	Geoinformatics Alaska Exploration Inc
WHISPER 558	Whisper	558	646918	160	Geoinformatics Alaska Exploration Inc
WHISPER 559	Whisper	559	646919	160	Geoinformatics Alaska Exploration Inc
WHISPER 560	Whisper	560	646920	160	Geoinformatics Alaska Exploration Inc
WHISPER 561	Whisper	561	646921	160	Geoinformatics Alaska Exploration Inc
WHISPER 562	Whisper	562	646922	160	Geoinformatics Alaska Exploration Inc
WHISPER 563	Whisper	563	646923	160	Geoinformatics Alaska Exploration Inc
WHISPER 564	Whisper	564	646924	160	Geoinformatics Alaska Exploration Inc
WHISPER 565	Whisper	565	646925	160	Geoinformatics Alaska Exploration Inc
WHISPER 566	Whisper	566	646926	160	Geoinformatics Alaska Exploration Inc
WHISPER 567	Whisper	567	646927	160	Geoinformatics Alaska Exploration Inc
WHISPER 568	Whisper	568	646928	160	Geoinformatics Alaska Exploration Inc
WHISPER 569	Whisper	569	646929	160	Geoinformatics Alaska Exploration Inc
WHISPER 570	Whisper	570	646930	160	Geoinformatics Alaska Exploration Inc
WHISPER 571	Whisper	571	646931	160	Geoinformatics Alaska Exploration Inc
WHISPER 572	Whisper	572	646932	160	Geoinformatics Alaska Exploration Inc
WHISPER 573	Whisper	573	646933	160	Geoinformatics Alaska Exploration Inc
WHISPER 574	Whisper	574	646934	160	Geoinformatics Alaska Exploration Inc
WHISPER 575	Whisper	575	646935	160	Geoinformatics Alaska Exploration Inc
WHISPER 576	Whisper	576	646936	160	Geoinformatics Alaska Exploration Inc
WHISPER 577	Whisper	577	646937	160	Geoinformatics Alaska Exploration Inc
WHISPER 578	Whisper	578	646938	160	Geoinformatics Alaska Exploration Inc
WHISPER 579	Whisper	579	646939	160	Geoinformatics Alaska Exploration Inc
WHISPER 580	Whisper	580	646940	160	Geoinformatics Alaska Exploration Inc
WHISPER 581	Whisper	581	646941	160	Geoinformatics Alaska Exploration Inc
WHISPER 582	Whisper	582	646942	160	Geoinformatics Alaska Exploration Inc
WHISPER 583	Whisper	583	646943	160	Geoinformatics Alaska Exploration Inc
WHISPER 584	Whisper	584	646944	160	Geoinformatics Alaska Exploration Inc
WHISPER 585	Whisper	585	646945	160	Geoinformatics Alaska Exploration Inc
WHISPER 586	Whisper	586	646946	160	Geoinformatics Alaska Exploration Inc
WHISPER 587	Whisper	587	646947	160	Geoinformatics Alaska Exploration Inc
WHISPER 588	Whisper	588	646948	160	Geoinformatics Alaska Exploration Inc
WHISPER 589	Whisper	589	646949	160	Geoinformatics Alaska Exploration Inc
WHISPER 590	Whisper	590	646950	160	Geoinformatics Alaska Exploration Inc
WHISPER 591	Whisper	591	646951	160	Geoinformatics Alaska Exploration Inc
WHISPER 592	Whisper	592	646952	160	Geoinformatics Alaska Exploration Inc
WHISPER 593	Whisper	593	646953	160	Geoinformatics Alaska Exploration Inc
WHISPER 594	Whisper	594	646954	160	Geoinformatics Alaska Exploration Inc
WHISPER 595	Whisper	595	646955	160	Geoinformatics Alaska Exploration Inc
WHISPER 596	Whisper	596	646956	160	Geoinformatics Alaska Exploration Inc
WHISPER 597	Whisper	597	646957	160	Geoinformatics Alaska Exploration Inc
WHISPER 598	Whisper	598	646958	160	Geoinformatics Alaska Exploration Inc
WHISPER 599	Whisper	599	646959	160	Geoinformatics Alaska Exploration Inc
WHISPER 600	Whisper	600	646960	160	Geoinformatics Alaska Exploration Inc
WHISPER 601	Whisper	601	646961	160	Geoinformatics Alaska Exploration Inc
WHISPER 602	Whisper	602	646962	160	Geoinformatics Alaska Exploration Inc
WHISPER 603	Whisper	603	646963	160	Geoinformatics Alaska Exploration Inc
WHISPER 604	Whisper	604	646964	160	Geoinformatics Alaska Exploration Inc
WHISPER 605	Whisper	605	646965	160	Geoinformatics Alaska Exploration Inc
WHISPER 606	Whisper	606	646966	160	Geoinformatics Alaska Exploration Inc
WHISPER 607	Whisper	607	646967	160	Geoinformatics Alaska Exploration Inc
WHISPER 608	Whisper	608	646968	160	Geoinformatics Alaska Exploration Inc
WHISPER 609	Whisper	609	646969	160	Geoinformatics Alaska Exploration Inc
WHISPER 610	Whisper	610	646970	160	Geoinformatics Alaska Exploration Inc
WHISPER 611	Whisper	611	646971	160	Geoinformatics Alaska Exploration Inc
WHISPER 612	Whisper	612	646972	160	Geoinformatics Alaska Exploration Inc
WHISPER 613	Whisper	613	646973	160	Geoinformatics Alaska Exploration Inc
WHISPER 614	Whisper	614	646974	160	Geoinformatics Alaska Exploration Inc
WHISPER 615	Whisper	615	646975	160	Geoinformatics Alaska Exploration Inc
WHISPER 616	Whisper	616	646976	160	Geoinformatics Alaska Exploration Inc
WHISPER 617	Whisper	617	646977	160	Geoinformatics Alaska Exploration Inc
MUD 1	MUD	1	650959	160	Geoinformatics Alaska Exploration Inc
MUD 2	MUD	2	650960	160	Geoinformatics Alaska Exploration Inc
MUD 3	MUD	3	650961	160	Geoinformatics Alaska Exploration Inc
MUD 4	MUD	4	650962	160	Geoinformatics Alaska Exploration Inc
MUD 5	MUD	5	650963	160	Geoinformatics Alaska Exploration Inc
MUD 6	MUD	6	650964	160	Geoinformatics Alaska Exploration Inc
MUD 7	MUD	7	650965	160	Geoinformatics Alaska Exploration Inc
MUD 8	MUD	8	650966	160	Geoinformatics Alaska Exploration Inc
MUD 9	MUD	9	650967	40	Geoinformatics Alaska Exploration Inc
MUD 10	MUD	10	650968	40	Geoinformatics Alaska Exploration Inc
MUD 11	MUD	11	650969	40	Geoinformatics Alaska Exploration Inc
MUD 12	MUD	12	650970	40	Geoinformatics Alaska Exploration Inc
MUD 13	MUD	13	650971	160	Geoinformatics Alaska Exploration Inc
MUD 14	MUD	14	650972	40	Geoinformatics Alaska Exploration Inc
MUD 15	MUD	15	650973	40	Geoinformatics Alaska Exploration Inc
MUD 16	MUD	16	650974	40	Geoinformatics Alaska Exploration Inc
MUD 17	MUD	17	650975	160	Geoinformatics Alaska Exploration Inc
MUD 18	MUD	18	650976	160	Geoinformatics Alaska Exploration Inc
MUD 19	MUD	19	650977	160	Geoinformatics Alaska Exploration Inc
MUD 20	MUD	20	650978	160	Geoinformatics Alaska Exploration Inc
MUD 21	MUD	21	650979	160	Geoinformatics Alaska Exploration Inc
MUD 22	MUD	22	650980	160	Geoinformatics Alaska Exploration Inc
MUD 23	MUD	23	650981	160	Geoinformatics Alaska Exploration Inc
MUD 24	MUD	24	650982	160	Geoinformatics Alaska Exploration Inc
MUD 25	MUD	25	650983	160	Geoinformatics Alaska Exploration Inc
MUD 26	MUD	26	650984	160	Geoinformatics Alaska Exploration Inc
MUD 27	MUD	27	650985	160	Geoinformatics Alaska Exploration Inc
MUD 28	MUD	28	650986	40	Geoinformatics Alaska Exploration Inc
MUD 29	MUD	29	650987	40	Geoinformatics Alaska Exploration Inc
MUD 30	MUD	30	650988	40	Geoinformatics Alaska Exploration Inc
MUD 31	MUD	31	650989	40	Geoinformatics Alaska Exploration Inc
MUD 32	MUD	32	650990	160	Geoinformatics Alaska Exploration Inc
MUD 33	MUD	33	650991	160	Geoinformatics Alaska Exploration Inc
MUD 34	MUD	34	650992	160	Geoinformatics Alaska Exploration Inc
MUD 35	MUD	35	650993	160	Geoinformatics Alaska Exploration Inc
MUD 36	MUD	36	650994	160	Geoinformatics Alaska Exploration Inc
MUD 37	MUD	37	650995	160	Geoinformatics Alaska Exploration Inc
MUD 38	MUD	38	650996	160	Geoinformatics Alaska Exploration Inc
MUD 39	MUD	39	650997	160	Geoinformatics Alaska Exploration Inc
MUD 40	MUD	40	650998	40	Geoinformatics Alaska Exploration Inc
MUD 41	MUD	41	650999	160	Geoinformatics Alaska Exploration Inc
MUD 42	MUD	42	651000	160	Geoinformatics Alaska Exploration Inc
MUD 43	MUD	43	651001	160	Geoinformatics Alaska Exploration Inc
MUD 44	MUD	44	656421	160	Geoinformatics Alaska Exploration Inc
MUD 45	MUD	45	656422	160	Geoinformatics Alaska Exploration Inc
MUD 46	MUD	46	656423	160	Geoinformatics Alaska Exploration Inc
MUD 47	MUD	47	656424	160	Geoinformatics Alaska Exploration Inc
MUD 48	MUD	48	656425	160	Geoinformatics Alaska Exploration Inc
MUD 49	MUD	49	656426	160	Geoinformatics Alaska Exploration Inc
MUD 50	MUD	50	656427	160	Geoinformatics Alaska Exploration Inc
MUD 51	MUD	51	656428	160	Geoinformatics Alaska Exploration Inc
SAM 1	SAM	1	667206	160	Geoinformatics Alaska Exploration Inc
SAM 2	SAM	2	667207	160	Geoinformatics Alaska Exploration Inc
SAM 3	SAM	3	667208	160	Geoinformatics Alaska Exploration Inc
SAM 4	SAM	4	667209	160	Geoinformatics Alaska Exploration Inc
SAM 5	SAM	5	667210	160	Geoinformatics Alaska Exploration Inc
SAM 6	SAM	6	667211	160	Geoinformatics Alaska Exploration Inc
SAM 7	SAM	7	667212	160	Geoinformatics Alaska Exploration Inc
SAM 8	SAM	8	667213	160	Geoinformatics Alaska Exploration Inc
SAM 9	SAM	9	667214	160	Geoinformatics Alaska Exploration Inc
SAM 10	SAM	10	667215	160	Geoinformatics Alaska Exploration Inc
SAM 11	SAM	11	667216	160	Geoinformatics Alaska Exploration Inc
SAM 12	SAM	12	667217	160	Geoinformatics Alaska Exploration Inc
SAM 13	SAM	13	667218	160	Geoinformatics Alaska Exploration Inc
SAM 14	SAM	14	667219	160	Geoinformatics Alaska Exploration Inc
SAM 15	SAM	15	667220	160	Geoinformatics Alaska Exploration Inc
SAM 16	SAM	16	667221	160	Geoinformatics Alaska Exploration Inc
SAM 17	SAM	17	667222	160	Geoinformatics Alaska Exploration Inc
SAM 18	SAM	18	667223	160	Geoinformatics Alaska Exploration Inc
SAM 19	SAM	19	667224	160	Geoinformatics Alaska Exploration Inc
SAM 20	SAM	20	667225	160	Geoinformatics Alaska Exploration Inc
SAM 21	SAM	21	667226	160	Geoinformatics Alaska Exploration Inc
SAM 22	SAM	22	667227	160	Geoinformatics Alaska Exploration Inc
SAM 23	SAM	23	667228	160	Geoinformatics Alaska Exploration Inc
SAM 24	SAM	24	667229	160	Geoinformatics Alaska Exploration Inc
SAM 25	SAM	25	667230	160	Geoinformatics Alaska Exploration Inc
SAM 26	SAM	26	667231	160	Geoinformatics Alaska Exploration Inc
SAM 27	SAM	27	667232	160	Geoinformatics Alaska Exploration Inc
SAM 28	SAM	28	667233	160	Geoinformatics Alaska Exploration Inc
SAM 29	SAM	29	667234	160	Geoinformatics Alaska Exploration Inc
SAM 30	SAM	30	667235	160	Geoinformatics Alaska Exploration Inc
SAM 31	SAM	31	667236	160	Geoinformatics Alaska Exploration Inc
SAM 32	SAM	32	667237	160	Geoinformatics Alaska Exploration Inc
SAM 33	SAM	33	667238	160	Geoinformatics Alaska Exploration Inc
SAM 34	SAM	34	667239	160	Geoinformatics Alaska Exploration Inc
SAM 35	SAM	35	667240	160	Geoinformatics Alaska Exploration Inc
SAM 36	SAM	36	667241	160	Geoinformatics Alaska Exploration Inc
SAM 37	SAM	37	667242	160	Geoinformatics Alaska Exploration Inc
BT001	BT	1	667647	160	Geoinformatics Alaska Exploration Inc
BT002	BT	2	667648	160	Geoinformatics Alaska Exploration Inc
BT003	BT	3	667649	160	Geoinformatics Alaska Exploration Inc
BT004	BT	4	667650	160	Geoinformatics Alaska Exploration Inc
BT005	BT	5	667651	160	Geoinformatics Alaska Exploration Inc
BT006	BT	6	667652	160	Geoinformatics Alaska Exploration Inc
BT007	BT	7	667653	160	Geoinformatics Alaska Exploration Inc
BT008	BT	8	667654	160	Geoinformatics Alaska Exploration Inc
BT009	BT	9	667655	160	Geoinformatics Alaska Exploration Inc
BT010	BT	10	667656	160	Geoinformatics Alaska Exploration Inc
BT011	BT	11	667657	160	Geoinformatics Alaska Exploration Inc
BT012	BT	12	667658	160	Geoinformatics Alaska Exploration Inc
BT013	BT	13	667659	160	Geoinformatics Alaska Exploration Inc
BT014	BT	14	667660	160	Geoinformatics Alaska Exploration Inc
BT015	BT	15	667661	160	Geoinformatics Alaska Exploration Inc
BT016	BT	16	667662	160	Geoinformatics Alaska Exploration Inc
BT017	BT	17	667663	160	Geoinformatics Alaska Exploration Inc
BT018	BT	18	667664	160	Geoinformatics Alaska Exploration Inc
BT019	BT	19	667665	160	Geoinformatics Alaska Exploration Inc
BT020	BT	20	667666	160	Geoinformatics Alaska Exploration Inc
BT021	BT	21	667667	160	Geoinformatics Alaska Exploration Inc
BT022	BT	22	667668	160	Geoinformatics Alaska Exploration Inc
BT023	BT	23	667669	160	Geoinformatics Alaska Exploration Inc
BT024	BT	24	667670	160	Geoinformatics Alaska Exploration Inc
BT025	BT	25	667671	160	Geoinformatics Alaska Exploration Inc
BT026	BT	26	667672	160	Geoinformatics Alaska Exploration Inc
BT027	BT	27	667673	160	Geoinformatics Alaska Exploration Inc
BT028	BT	28	667674	160	Geoinformatics Alaska Exploration Inc
BT029	BT	29	667675	160	Geoinformatics Alaska Exploration Inc
BT030	BT	30	667676	160	Geoinformatics Alaska Exploration Inc
BT031	BT	31	667677	160	Geoinformatics Alaska Exploration Inc
BT032	BT	32	667678	160	Geoinformatics Alaska Exploration Inc
BT033	BT	33	667679	160	Geoinformatics Alaska Exploration Inc
BT034	BT	34	667680	160	Geoinformatics Alaska Exploration Inc
BT035	BT	35	667681	160	Geoinformatics Alaska Exploration Inc
BT036	BT	36	667682	160	Geoinformatics Alaska Exploration Inc
BT037	BT	37	667683	160	Geoinformatics Alaska Exploration Inc
BT038	BT	38	667684	160	Geoinformatics Alaska Exploration Inc
BT039	BT	39	667685	160	Geoinformatics Alaska Exploration Inc
BT040	BT	40	667686	160	Geoinformatics Alaska Exploration Inc
BT041	BT	41	667687	160	Geoinformatics Alaska Exploration Inc
BT042	BT	42	667688	160	Geoinformatics Alaska Exploration Inc
BT043	BT	43	667689	160	Geoinformatics Alaska Exploration Inc
BT044	BT	44	667690	160	Geoinformatics Alaska Exploration Inc
BT045	BT	45	667691	160	Geoinformatics Alaska Exploration Inc
BT046	BT	46	667692	160	Geoinformatics Alaska Exploration Inc
BT047	BT	47	667693	160	Geoinformatics Alaska Exploration Inc
BT048	BT	48	667694	160	Geoinformatics Alaska Exploration Inc
BT049	BT	49	667695	160	Geoinformatics Alaska Exploration Inc
BT050	BT	50	667696	160	Geoinformatics Alaska Exploration Inc
BT051	BT	51	667697	160	Geoinformatics Alaska Exploration Inc
BT052	BT	52	667698	160	Geoinformatics Alaska Exploration Inc
BT053	BT	53	667699	160	Geoinformatics Alaska Exploration Inc
BT054	BT	54	667700	160	Geoinformatics Alaska Exploration Inc
BT055	BT	55	667701	160	Geoinformatics Alaska Exploration Inc
BT056	BT	56	667702	160	Geoinformatics Alaska Exploration Inc
BT057	BT	57	667703	160	Geoinformatics Alaska Exploration Inc
BT058	BT	58	667704	160	Geoinformatics Alaska Exploration Inc
BT059	BT	59	667705	160	Geoinformatics Alaska Exploration Inc
BT060	BT	60	667706	160	Geoinformatics Alaska Exploration Inc
BT061	BT	61	667707	160	Geoinformatics Alaska Exploration Inc
BT062	BT	62	667708	160	Geoinformatics Alaska Exploration Inc
BT063	BT	63	667709	160	Geoinformatics Alaska Exploration Inc
BT064	BT	64	667710	160	Geoinformatics Alaska Exploration Inc
BT065	BT	65	667711	160	Geoinformatics Alaska Exploration Inc
BT066	BT	66	667712	160	Geoinformatics Alaska Exploration Inc
BT067	BT	67	667713	160	Geoinformatics Alaska Exploration Inc
BT068	BT	68	667714	160	Geoinformatics Alaska Exploration Inc
BT069	BT	69	667715	160	Geoinformatics Alaska Exploration Inc
BT070	BT	70	667716	160	Geoinformatics Alaska Exploration Inc
BT071	BT	71	667717	160	Geoinformatics Alaska Exploration Inc
BT072	BT	72	667718	160	Geoinformatics Alaska Exploration Inc
BT073	BT	73	667719	160	Geoinformatics Alaska Exploration Inc
BT074	BT	74	667720	160	Geoinformatics Alaska Exploration Inc
BT075	BT	75	667721	160	Geoinformatics Alaska Exploration Inc
BT076	BT	76	667722	160	Geoinformatics Alaska Exploration Inc
BT077	BT	77	667723	160	Geoinformatics Alaska Exploration Inc
BT078	BT	78	667724	160	Geoinformatics Alaska Exploration Inc
BT079	BT	79	667725	160	Geoinformatics Alaska Exploration Inc
BT080	BT	80	667726	160	Geoinformatics Alaska Exploration Inc
BT081	BT	81	667727	160	Geoinformatics Alaska Exploration Inc
BT082	BT	82	667728	160	Geoinformatics Alaska Exploration Inc
BT083	BT	83	667729	160	Geoinformatics Alaska Exploration Inc
BT084	BT	84	667730	160	Geoinformatics Alaska Exploration Inc
BT085	BT	85	667731	160	Geoinformatics Alaska Exploration Inc
BT086	BT	86	667732	160	Geoinformatics Alaska Exploration Inc
BT087	BT	87	667733	160	Geoinformatics Alaska Exploration Inc
BT088	BT	88	667734	160	Geoinformatics Alaska Exploration Inc
BT089	BT	89	667735	160	Geoinformatics Alaska Exploration Inc
BT090	BT	90	667736	160	Geoinformatics Alaska Exploration Inc
BT091	BT	91	667737	160	Geoinformatics Alaska Exploration Inc
BT092	BT	92	667738	160	Geoinformatics Alaska Exploration Inc
BT093	BT	93	667739	160	Geoinformatics Alaska Exploration Inc
BT094	BT	94	667740	160	Geoinformatics Alaska Exploration Inc
BT095	BT	95	667741	160	Geoinformatics Alaska Exploration Inc
BT096	BT	96	667742	160	Geoinformatics Alaska Exploration Inc
BT097	BT	97	667743	160	Geoinformatics Alaska Exploration Inc
BT098	BT	98	667744	160	Geoinformatics Alaska Exploration Inc
BT099	BT	99	667745	160	Geoinformatics Alaska Exploration Inc

Endnotes

Island Mountain Geology and Gold Anomalies

Breccia Zone

Actinolite Stockwork Zone

whistler resource estimate 17march2011final